UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Third quarter 2022 earnings release of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
2.	Third quarter 2022 earnings presentation of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 14, 2022

Item 1

Earnings Release | 3Q.2022
Banco Santander México
1

Banco Santander México Reports Third Quarter 2022 Net Income of Ps.8,188 Million

-	Strong performance YoY in total loan portfolio growth, outpacing market performance, highlighting significant increase in individual loans. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market and financial entities loans, despite soft SME loan demand.

-	Total deposits remained relatively stable YoY. Term deposits were boosted by higher interest rate environment, while demand deposits reflected the Bank profitability focus. As a result of this strategy, contribution of individuals in total deposits represented 38.2%, compared with 24.2% in 2016.

-	Net income increased 69.1% YoY in 3Q22, mainly due to the solid increase in NII and fees, along with lower provisions for loan losses.

Mexico City – October 27th, 2022, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and nine-month periods ending September 30th, 2022.

Banco Santander México reported net income of Ps.8,188 million in 3Q22, representing increases of 69.1% YoY and 18.7% QoQ. On a cumulative basis, net income for 9M22 reached Ps.20,199 million, representing a 57.4% YoY increase.

HIGHLIGHTS
Results (Million pesos)	3Q22	2Q22	3Q21	%QoQ	%YoY	9M22	9M21	%YoY
Net interest income	18,370	17,277	15,684	6.3	17.1	52,063	47,039	10.7
Fee and commission, net	5,271	5,279	4,447	(0.2)	18.5	15,426	14,222	8.5
Core revenues	23,641	22,556	20,131	4.8	17.4	67,489	61,261	10.2
Provisions for loan losses	785	2,856	4,385	(72.5)	(82.1)	7,515	16,528	(54.5)
Administrative and promotional expenses	10,400	10,128	10,750	2.7	(3.3)	30,003	30,599	(1.9)
Net income	8,188	6,900	4,843	18.7	69.1	20,199	12,835	57.4
Net income per share[1]	1.21	1.02	0.71	18.7	68.9	2.98	1.89	57.4

Balance Sheet Data (Million pesos)	Sep-22	Jun-22	Sep-21	%QoQ	%YoY	Sep-22	Sep-21	%YoY
Total assets	1,932,290	1,773,275	1,669,138	9.0	15.8	1,932,290	1,669,138	15.8
Total loans	802,319	783,466	715,759	2.4	12.1	802,319	715,759	12.1
Deposits	765,555	791,610	766,336	(3.3)	(0.1)	765,555	766,336	(0.1)
Shareholders´ equity	159,284	160,175	165,020	(0.6)	(3.5)	159,284	165,020	(3.5)

Key Ratios (%)	3Q22	2Q22	3Q21	bps QoQ	bps YoY	9M22	9M21	bps YoY
Net interest margin	4.94	4.70	4.64	24	30	4.75	4.53	22
Net loans to deposits ratio	102.28	96.17	90.27	611	1,201	102.28	90.27	1,201
ROAE	20.14	16.93	11.96	321	818	16.56	10.57	599
ROAA	1.83	1.62	1.10	21	73	1.51	0.97	54
Efficiency ratio	46.28	46.65	50.97	(37)	(469)	46.72	48.39	(167)
Capital ratio	18.90	19.28	21.46	(38)	(256)	18.90	21.46	(256)
NPLs ratio	2.01	2.56	2.85	(55)	(84)	2.01	2.85	(84)
Cost of Risk	1.54	2.06	2.75	(52)	(121)	1.54	2.75	(121)
Coverage ratio	133.58	121.19	117.56	1,239	—	133.58	117.56	—

Operating Data	Sep-22	Jun-22	Sep-21	%QoQ	%YoY	Sep-22	Sep-21	%YoY
Branches	1,036	1,037	1,039	(0.1)	(0.3)	1,036	1,039	(0.3)
Branches and offices2	1,344	1,347	1,350	(0.2)	(0.4)	1,344	1,350	(0.4)
ATMs	9,601	9,591	9,564	0.1	0.4	9,601	9,564	0.4
Customers	20,875,006	20,458,686	19,542,270	2.0	6.8	20,875,006	19,542,270	6.8
Employees	26,069	25,627	24,901	1.7	4.7	26,069	24,901	4.7
1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 3Q.2022
Banco Santander México
2

Felipe García, Banco Santander México Executive President and CEO, commented: “I am pleased to tell you that the third quarter was our best quarter ever in terms of net income. In turn, this drove our highest ROE since 3Q13. These strong results were possible thanks to the solid performances of our core businesses, and to maintaining excellent asset quality throughout the loan portfolio. Total loans grew 12% year on year, with strong performance across our entire loan book. In individual loans, we had a significant increase compared to last year, mainly due to double-digit growth in credit cards, payroll, auto loans and mortgages. It is worth noting that August was our 29th consecutive month of market share gains in individual loans.

In the commercial portfolio, middle-market and government loans continue posting positive trends with double-digit growth. Conversely, SME loans are still being affected by weak economic conditions that are resulting in low credit demand.

In deposits, we remain almost flat year on year, as we continue prioritizing demand deposits from individuals and forgoing some relatively expensive corporate demand deposits. Also, given the higher rate environment, time deposits continue to increase for both individuals and commercial clients. It is also worth noting that the contribution of individuals continues to increase considerably in both term and demand deposits, and today accounts for 38% of total deposits, up from only 24% in 1Q16.

Regarding asset quality, our improved NPL ratio and cost of risk reflect positive performance related to a large corporate client that enabled us to release some provisions that we booked during the pandemic. They also reflect healthy asset quality across our entire loan book. Thus, at the end of the quarter, our NPL ratio stood at 2.01% and cost of risk at 1.54%.

In terms of profitability, we posted a 20% ROE that, as I said, was our highest return since 3Q13. This was a result of the strategies we have implemented to raise loan volumes, mainly in the individual portfolio, to substantially lower provisions, as well as more normalized capital levels. Looking ahead, we expect profitability to continue rising while maintaining a strong balance sheet, as a reflection of our solid capital ratio and liquidity position.

Going forward, the economic context will continue to challenge us, but despite the uncertainty and difficulties in the economy, we are confident that we will achieve the objectives that we have set for this year and those to come, while continuing to advance in our strategic priorities, strengthening our position in the market and maintaining our profitable growth trajectory. Although we have made good progress with our operational transformation, simplifying processes and operations, we are nevertheless mindful that we must step up the pace in working toward our goal of being a customer-focused bank.”

III. Summary of 3Q22 Consolidated Results

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the Bank's financial statements for the first, second and third quarter of 2022 and their summaries are not comparable with the financial statements for the first, second, third and fourth quarter of 2021. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

Loan portfolio

Banco Santander México’s total loan portfolio, as of September 2022, increased 12.1% YoY, or Ps.86,560 million, to Ps.802,319 million, and 2.4%, or Ps.18,853 million, on a sequential basis.

During the quarter, total loan portfolio reflected YoY solid growth, outpacing market performance and reflecting strong performance in individual loans. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market and financial institutions loans and a high single-digit growth in corporate and government loans, despite soft SME loan demand.

Earnings Release | 3Q.2022
Banco Santander México
3

Deposits

Deposits, which represent 82.6% of Banco Santander México’s total funding1, remained flat YoY in September 2022, at Ps.765,555 million. In turn, demand deposits decreased 7.3% YoY, mainly due to a 13.8% drop in corporate demand deposits, as the Bank continued working to further reduce its funding costs, as make additional headway toward improving deposit mix, that prioritizes individual deposits and foregoing certain expensive corporate deposits. It is worth noting that demand deposits from individuals increased 6.0% YoY, supported by the Bank’s promotional campaigns; while time deposits increased 19.8% YoY, mainly due to the higher interest rate environment. On a sequential basis, demand deposits decreased 6.4%, while time deposits increased 4.3%.

In September 2022, demand deposits from individuals represented 37.6% of total demand deposits, compared with 32.9% in September 2021. Time deposits from individuals represented 39.5% of total time deposits, compared with 44.1% a year ago. Total deposits from individuals represented 38.2% of total deposits, compared with 35.9% in September 2021, best mix for a third quarter.

The loans-to-deposits ratio stood at 102.28% in September 2022, which compares to 90.27% in September 2021, and 96.17% in June 2022, maintaining a sound funding position.

Net income

Banco Santander México reported 3Q22 net income of Ps.8,188 million, representing increases of 69.1% YoY, and 18.7% sequentially. The YoY increase was mainly due to the solid increase in NII and fees, along with lower provisions for loan losses. On a cumulative basis, net income for 9M22 reached Ps.20,199 million, representing a 57.4% YoY increase.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 3Q.2022
Banco Santander México
4

Consolidated statement of comprehensive income
Million pesos				% Variation				% Variation
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	22/21
Net interest income	18,370	17,277	15,684	6.3	17.1	52,063	47,039	10.7
Provisions for loan losses	(785)	(2,856)	(4,385)	(72.5)	(82.1)	(7,515)	(16,528)	(54.5)
Net interest income after provisions for loan losses	17,585	14,421	11,299	21.9	55.6	44,548	30,511	46.0
Commission and fee income, net	5,271	5,279	4,447	(0.2)	18.5	15,426	14,222	8.5
Net gain (loss) on financial assets and liabilities	1,056	1,063	1,474	(0.7)	(28.4)	3,158	3,689	(14.4)
Other operating income	(2,225)	(1,909)	(514)	16.6	—	(6,425)	(1,720)	—
Administrative and promotional expenses	(10,400)	(10,128)	(10,750)	2.7	(3.3)	(30,003)	(30,599)	(1.9)
Operating income	11,287	8,726	5,956	29.3	89.5	26,704	16,103	65.8
Equity in results of associated companies	-	217	43	(100.0)	(100.0)	324	170	90.6
Operating income before income taxes	11,287	8,943	5,999	26.2	88.1	27,028	16,273	66.1
Income taxes (net)	(3,099)	(2,043)	(1,156)	51.7	—	(6,829)	(3,438)	98.6
Net income	8,188	6,900	4,843	18.7	69.1	20,199	12,835	57.4
Effective tax rate (%)	27.46	22.84	19.27			25.27	21.13

Other comprehensive income	(327)	(3,666)	-	(91.1)	—	(7,120)	-	—
Valuation of financial instruments to collect or sell	112	(3,149)	-	103.6	—	(6,065)	-	—
Valuation of derivatives financial instruments for cash flow hedges	(425)	(401)	-	6.0	—	(911)	-	—
Remeasurement of defined benefit obligation	(14)	(116)	-	87.9	—	(144)	-	—

Participation in ORI of other entities	-	-	-	—	—	-	-	—

Integral result	7,861	3,234	-	143.1	—	13,079	-	—

Net result attributable to:	8,188	6,900	-	18.7	—	20,199	-	—
controlling interest	8,188	6,900	-	18.7	—	20,199	-	—
Non-controlling interest	-	-	-	—	—	-	-	—

Comprehensive income attributable to:	18,528	3,234	-	—	—	23,746	-	—
controlling interest	18,528	3,234	-	—	—	23,746	-	—
Non-controlling interest	-	-	-	—	—	-	-	—

Basic earnings per common share	1.21	1.02	-	18.6	—	2.98	-	—

Earnings Release | 3Q.2022
Banco Santander México
5

3Q22 vs 3Q21

The 69.1% year-on-year increase in net income was principally driven by:

i)	A 82.1%, or Ps.3,600 million, decrease in provisions for loan losses, mainly driven by the release of provisions related to certain large corporates, together with a positive performance in the retail portfolio during 3Q22;

ii)	A 17.1%, or Ps.2,686 million, increase in net interest income, mainly driven by both higher retail volumes in loans and deposits, as well as higher interest rates. During the quarter, Banxico increased the reference rate by 150bps to 9.25%;

iii)	A 18.5%, or Ps.824 million, increase in net commissions and fees, mainly due to increases in insurance fees, debit and credit card fees, account management and financial advisory services; and

iv)	A 3.3%, or Ps.350 million, decrease in administrative and promotional expenses, mainly due to the reclassification of contributions to IPAB to other operating income (expenses), together with decreases in technology services expenses and leasehold expenses, partially offset by increases in personnel expenses and depreciation and amortization.

The increase in net income was partially offset by:

i)	A Ps1,943 million, increase in income taxes, which resulted in a 27.46% effective tax rate for the quarter, compared to 19.27% in 3Q21;

ii)	A Ps.1,711 million, increase in other operating expenses, mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses, higher provisions for legal and tax contingencies, and higher legal expenses and costs related to portfolio recoveries;

iii)	A 28.4%, or Ps.418 million, decrease in net gains on financial assets and liabilities; and

iv)	A Ps.43 million, decrease in the results of associated companies due to the recognition of GetNet México investment.

Earnings Release | 3Q.2022
Banco Santander México
6

9M22 vs 9M21

The 57.4% year-on-year increase in net income was principally driven by:

i.	A 54.5%, or Ps.9,013 million, decrease in provisions for loan losses, mainly driven by the release of provisions related to certain large corporates, coupled with a positive performance in the retail portfolio during 9M22 and a higher base in 9M21, as the Bank booked additional loan loss provisions to certain customers and faced higher write-offs;

ii.	A 10.7%, or Ps.5,024 million, increase in net interest income, mainly driven by both higher retail volumes in loans and deposits, as well as higher interest rates. During 9M22, Banxico increased the reference rate by 375bps to 9.25%;

iii.	A 8.5%, or Ps.1,204 million, increase in net commissions and fees, mainly due to increases in insurance fees, account management and debit and credit card fees;

iv.	A 1.9%, or Ps.596 million, decrease in administrative and promotional expenses, mainly due to the reclassification of contributions to IPAB to other operating income (expenses) and lower leasehold expenses, partly offset by increases in personnel expenses, depreciation and amortization, other expenses, professional fees, advertising expenses and taxes and duties; and

v.	A 90.6%, or Ps.154 million, increase in the results of associated companies due to the recognition of GetNet Mexico investment.

The increase in net income was partially offset by:

i.	A Ps.4,705 million, increase in other operating expenses, mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses, higher provisions for legal and tax contingencies, and higher legal expenses and costs related to portfolio recoveries;

ii.	A 98.6%, or Ps.3,391 million, increase in income taxes, which resulted in a 25.27% effective tax rate in 9M22, compared to 21.13% in 9M21; and

iii.	A 14.4%, or Ps.531 million, decrease in net gains on financial assets and liabilities.

Gross operating income

Banco Santander México’s gross operating income for 3Q22 totaled Ps.24,697 million, representing increases of 14.3% YoY, or Ps.3,092 million, and 4.6% QoQ, or Ps.1,078 million. The YoY increase was driven by the solid performance in net interest income, driven by the performance of the Bank’s individual loans and deposits, interest rate increases and good performance in fees, despite lower market related income. Gross operating income for 9M22 amounted Ps.70,647 million, increasing 8.8% YoY, or Ps.5,697 million.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net Interest Income	74.38	73.15	72.60	123	178	73.69	72.42	127
Net Commissions and Fees	21.34	22.35	20.58	(101)	76	21.84	21.90	(6)
Market related revenue	4.28	4.50	6.82	(22)	(254)	4.47	5.68	(121)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 3Q22 increased 818 basis points to 20.14%, from 11.96% reported in 3Q21 and increased 321 basis points from 16.93% in 2Q22. For 9M22, ROAE stood at 16.56%, 599 basis points higher than the 10.57% reported in 9M21. ROAE was driven by strong revenue expansion and lower provisions for loan losses, benefiting from the strategies implemented to raise loan volumes, mainly in the individual portfolio and more normalized capital level.

Earnings Release | 3Q.2022
Banco Santander México
7

Strategic initiatives and commercial actions

Banco Santander Mexico is one of the leading financial groups in the country with a longstanding commitment to innovation, technology services, and continued development. The Bank keeps strengthening and positioning itself as a market leader in value-added products and services by developing proper product offerings and servicing models for mass-market clients and simplifying processes and operations in order to improve customer service quality. Banco Santander Mexico will continue working on its digital transformation by reinforcing digital communication with the aim of expanding digital customers and channels, while strengthening client loyalty of active customers through cross-selling products and increasing satisfaction levels, providing the best customer experience in Mexico.

The most relevant aspects of the third quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new breadth of products and services, which will allow it to cater to its customers more comprehensively.

▪	The “LikeU” credit card is having excellent market acceptance. Since its launch in September of last year, the Bank has issued +716 thousand LikeU cards with +94% of active cards. Currently, 11% of total billing comes from LikeU. In addition, the Bank will be launching this credit card in the open market in the last quarter of the year enabling it to keep growing steadily and organically in this business line.

▪	In September, the Bank launched its newest recurring program “Cash Back Baby” which unified the benefits that were previously offered to LikeU and payroll customers, providing them with a more powerful, memorable, and easy-to-use incentive. With this program, customers will receive a percentage of money back automatically, without registration, and at no cost. The benefit cap is Ps.10,000 per year for the LikeU Credit Card; while for the Debit Card linked to payroll is Ps.5,000 per year. If the customer has both products, they will receive the benefits corresponding to each one.

▪	Through Getnet, the contactless payment platform of Santander Mexico, the Bank presented the most advanced digital payment solution in the country that will allow entrepreneurs and small businesses to make payments with a card or NFC devices, directly from a smartphone or tablet without the need for a POS terminal. Starting in 2023, customers will only have to download the Getnet App, register the account in which they wish to receive their payments, and start receiving payments from contactless cards or any NFC device. This will completely change the current payment solutions.

Earnings Release | 3Q.2022
Banco Santander México
8

▪	In August, the Bank made an innovative alliance with ViX+, the premium level of Televisa-Univision's streaming platform, and for the first time, the Bank will provide to debit or credit card customers a differentiated offer that will combine banking and entertainment promotions. With this alliance, customers will have a preferential offer when subscribing to ViX+ and a cashback program that, in the case of credit cards, reimburses 100% of the subscription corresponding to the first monthly payment and in debit cards 50%.

▪	Banco Santander is committed to the transition towards sustainability, positioning itself as a leading bank in sustainable financing in Mexico. With this in mind, in August, the Bank signed a contract to finance the group Movilidad Integral de Vanguardia, concessionaire of Line 3 of Metrobus, for the acquisition of buses with zero emissions in Mexico City. With this investment, line 3 of the Metrobus will acquire 50 electric buses that are a non-polluting means of transport, have zero emissions, and do not emit noise or vibrations.

▪	During August, Santander was the first bank that sponsored the League of Legends competitions in Mexico, one of the most successful esports games in the world, with one of the most professionalized competitions and a consolidated community of fans. With this alliance, the Bank seeks to maintain a quality offer and to reach the new generations who are united by innovation and the digital world.

▪	In collaboration with Mazda, Santander announced in August the launch of Mazda First, an automotive financing program for young people between the ages of 18 and 25, with a minimum monthly income of Ps.6,000, to acquire their first car. Through this new financial program, the Bank seeks to facilitate the purchase process for all those young people who do not have proof of income, while helping them build a credit history.

▪	This quarter, Santander increased its market share in auto loans by 65 bps vs 2Q22 to +15.0% (as of August) consolidating as the #3 player in the market. All this is thanks to the alliances that the Bank has with leading automakers in Mexico, together with Super Auto Santander, a platform that integrates the commercial and insurance offering in one place. In addition, with the aim of expanding the business further, the Bank is now very active in the segment of used cars. As of today, the used cars portfolio represents 10% of the total auto portfolio, and the Bank is targeting a 25% level in the medium to long- term.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all processes from end to end. In the quarter, the platform processed 97% of transactions digitally. As of 3Q22, around 53% of new originations came through Hipoteca Plus, which helps to drive cross-selling products, and 45% through Hipoteca Free. Besides, Hipoteca Integral, the Bank’s latest mortgage is reaching a segment of the population that was underserved, recognizing the total income of families (fixed and variable income). Santander continues to be the only bank in Mexico that offers a tailored interest rate based on the client's profile.

▪	The Bank continues to increase the number of its digital and mobile clients by 10% YoY and 11%, respectively. Besides, the ratio of loyal customers continues to grow, now loyal clients represent 43% of active clients (vs 41% in the same quarter of 2021). Moreover, digital transactions now account for more than 48% of total transactions, increasing 6.1 pp compared to September 2021. As of September 2022, 61% of product sales were made through digital channels, compared to 53% a year ago.

Customers
(Thousands)				% Variation
	Sep-22	Jun-22	Sep-21	QoQ	YoY
Loyal Customers[1]	4,214	4,113	3,825	2.5	10.2
Digital Customers[2]	5,813	5,762	5,308	0.9	9.5
Mobile Customers[3]	5,547	5,485	5,011	1.1	10.7
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.
[3]	Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Earnings Release | 3Q.2022
Banco Santander México
9

Responsible Banking

For Santander, being sustainable means taking into account the communities where we are present –the people and companies that make them up–, in order to generate continuous and profitable social progress at an economic, environmental, and ethical level. Santander Mexico's commitments to Responsible Banking are an example of its continuous efforts to guarantee a sustainable future for all. Operations are carried out in an ethical and transparent manner to ensure proper compliance with commitments. The Bank focuses on promoting financial inclusion, equity, the social development of communities, education, and care for the environment.

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and in the world. In this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse, and inclusive work environment, where leadership and commitment follow the Simple, Personal, and Fair culture while designing products focused on the client.

The goal to achieve Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units. For more details, please visit the Responsible Banking section on the investor relations website.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions throughout the year:

•	In September 2022, Banco Santander Mexico undertook to support with $1.6 million pesos the six winning initiatives of the Santander X Award | Mexico, the event with the highest recognition of young entrepreneurship in the country, which includes innovative proposals from Mexican university students in the fields of health, science and technology.

•	In September 2022, the Governor of the State of Querétaro, Mauricio Kuri González, presented the state label "Sin Brecha", an initiative aimed at promoting substantive gender equality and that joins efforts with the local private sector to guarantee the same opportunities for job growth among men and women. The "Sin Brecha" distinction was awarded to 39 businessmen who made a commitment to act in favor of Queretaro women, including Santander Mexico.

•	In July 2022, Euromoney Magazine named Santander the Best Bank in the World for Financial Inclusion for the second consecutive year. The award recognizes Santander’s inclusion programs (Tuiio and Prospera) in Latin America, Europe, and the United States, for the financial empowerment of individuals and entrepreneurs.

•	In June 2022, the Bank was awarded with the first Gender Equity Award by the Mexican Institute of Finance Executives (IMEF) and Women in Finance (MEF), in recognition of the Bank’s effort to promote equity and inclusive culture with a positive impact on work teams within the organization.

•	In May 2022, Santander was recognized as the Most Socially Responsible Bank by the International Finance Magazine, the recognition was given for being the institution that most supports higher education in Mexico through the granting of scholarships.

•	In collaboration with Harvard Business Publishing, the Bank awarded 5,000 scholarships in September 2022 to learn technical knowledge for the business field and fundamental soft skills to stand out and generate projection throughout professional life.

•	In April 2022, Santander Mexico was recognized for the fourth consecutive time as one of the best companies on LinkedIn 2022; highlighting a notable advance, going from occupying the fifteenth position last year, to sixth place this year.

These are some indexes and reognitions that evaluate the Bank’s performance across economic, environmental, and social issues:

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 3Q.2022
Banco Santander México
10

IV. Analysis of 3Q22 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

As of September 2022, the evolution of the total loan portfolio growth continued to outpace YoY market performance, reflecting solid performance in individual loans; driven by credit cards, auto and payroll loan growth. Mortgage loans continued expanding at a solid pace organically. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market and financial institutions loans and a high single-digit in corporate and government loans, despite soft SME loan demand. As a result, total loan portfolio increased 12.1% YoY, or Ps.86,560 million, to Ps.802,319 million in September 2022. On a sequential basis, total loan portfolio increased 2.4%, or Ps.18,853 million.

Portfolio Breakdown
Million pesos				% Variation
	Sep-22	Jun-22	Sep-21	QoQ	YoY
Commercial	453,257	446,923	411,419	1.4	10.2
Middle-market	227,820	223,512	200,885	1.9	13.4
Corporates	74,578	71,228	68,033	4.7	9.6
SMEs	52,509	54,175	56,853	(3.1)	(7.6)
Government & Financial Entities	98,350	98,008	85,648	0.3	14.8

Individuals	349,062	336,543	304,340	3.7	14.7
Consumer	141,358	133,984	116,066	5.5	21.8
Credit cards	60,571	57,566	50,454	5.2	20.1
Other consumer	80,787	76,418	65,612	5.7	23.1
Mortgages	207,704	202,559	188,274	2.5	10.3
Total	802,319	783,466	715,759	2.4	12.1

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 56.5% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 44.2% of the total. Middle-market, Corporate and SME loans represented 28.4%, 9.3% and 6.5% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 43.5% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 25.9%, 10.1% and 7.5% of the total loan portfolio, respectively.

Earnings Release | 3Q.2022
Banco Santander México
11

Loan portfolio breakdown by stages
Million pesos
	Sep-22%		Jun-22%
Stage 1
Commercial	431,052	53.7	421,633	53.8

Individuals	325,171	40.5	314,205	40.1
Consumer	134,104	16.7	127,040	16.2
Credit cards	56,709	7.1	53,915	6.9
Other consumer	77,395	9.6	73,125	9.3
Mortgages	191,067	23.8	187,165	23.9
Total stage 1	756,223	94.3	735,838	93.9

Stage 2
Commercial	17,618	2.2	16,754	2.1

Individuals	12,384	1.5	10,853	1.4
Consumer	3,270	0.4	3,143	0.4
Credit cards	1,762	0.2	1,697	0.2
Other consumer	1,508	0.2	1,446	0.2
Mortgages	9,114	1.1	7,710	1.0
Total stage 2	30,002	3.7	27,607	3.5

Stage 3
Commercial	4,587	0.6	8,536	1.1

Individuals	11,507	1.4	11,485	1.5
Consumer	3,984	0.5	3,801	0.5
Credit cards	2,100	0.3	1,954	0.2
Other consumer	1,884	0.2	1,847	0.2
Mortgages	7,523	0.9	7,684	1.0
Total stage 3	16,094	2.0	20,021	2.6

Total loan portfolio
Commercial	453,257	56.5	446,923	57.0

Individuals	349,062	43.5	336,543	43.0
Consumer	141,358	17.6	133,984	17.1
Credit cards	60,571	7.5	57,566	7.3
Other consumer	80,787	10.1	76,418	9.8
Mortgages	207,704	25.9	202,559	25.9
Total loan portfolio	802,319	100.0	783,466	100.0

Loan portfolio breakdown
Million pesos
	Sep-21%
Performing loans
Commercial	404,239	56.5

Individuals	291,144	40.7
Consumer	111,992	15.6
Credit cards	48,346	6.8
Other consumer	63,646	8.9
Mortgages	179,152	25.0
Total performing loans	695,383	97.2

Non-performing loans
Commercial	7,180	1.0

Individuals	13,196	1.8
Consumer	4,074	0.6
Credit cards	2,108	0.3
Other consumer	1,966	0.3
Mortgages	9,122	1.3
Total non-performing loans	20,376	2.8

Total loan portfolio
Commercial	411,419	57.5

Individuals	304,340	42.5
Consumer	116,066	16.2
Credit cards	50,454	7.0
Other consumer	65,612	9.2
Mortgages	188,274	26.3
Total loan portfolio	715,759	100.0

Earnings Release | 3Q.2022
Banco Santander México
12

As of September 2022, commercial loans increased 10.2% YoY, or Ps.41,838 million, due to increases of 13.4%, or Ps.26,935 million in middle-market loans, 92.4%, or Ps.7,298 million in financial institutions loans, 9.6%, or Ps.6,545 million in corporate loans, and 7.0%, or Ps.5,404 million in government entities loans. Meanwhile, SME loans, decreased, 7.6% YoY, or Ps.4,344 million. Sequentially, commercial loans increased 1.4%, or Ps.6,334 million.

Mortgage loans continued showing robust growth, increasing 10.3% YoY, or Ps.19,430 million and 2.5%, or Ps.5,145 million sequentially. The “Hipoteca Plus” product remains the main driver behind this strong performance, accounting for 58% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, as well as build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has allowed the Bank to be more efficient in terms of response times and eliminating the need for our customers to visit a branch, all resulting in a much better customer experience. During 3Q22, 97% of the mortgages were processed through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 13.1% YoY.

Credit card loans continued growing at a solid pace, expanding 20.1% YoY, or Ps.10,117 million, and 5.2% QoQ, or Ps.3,005 million, reflecting an average usage increase of 11.5% YoY, and supported by the Bank’s successful product “Like U”. Currently, more than 11% of total billing comes from “Like U” credit cards.

It is worth noting that auto loans continued showing a strong performance, increasing 55.7% YoY, or Ps.8,437 million in September 2022 and a 9.2%, or Ps.1,981 million, sequentially. This was a result of the Bank’s alliances with leading automakers in Mexico and supported by the “Super Auto Santander” platform. In addition, with the aim of expanding the business further, the Bank was very active in the used cars segment of the market. As of today, used car loans represent 10% of the total auto loan portfolio. According to the last information published by CNBV, as of August 2022, market share of the Bank in this business was 15.0% vs. 10.0% a year ago.

Payroll loans delivered a solid performance, increasing 17.7% YoY, or Ps.6,329 million, while personal loans increased 1.8% YoY, or Ps.266 million, starting to show positive performance, increasing 3.5% QoQ, or Ps.492 million, due to the Bank’s improving offer, processes and benefits programs, among others.

Total Deposits

Total deposits in September 2022 stood at Ps.765,555 million, and remained flat YoY. On a sequential basis, total deposits were down 3.3%, or Ps.26,055 million. Demand deposits reached Ps.522,456 million, decreasing 7.3% YoY, or Ps.40,916 million, while time deposits increased 19.8% YoY, or Ps.40,135 million. On a sequential basis, demand deposits decreased 6.4% QoQ, or Ps.35,985 million, while time deposits increased 4.3% QoQ, or Ps.9,930 million. Deposits from individuals expanded 6.5% YoY, or Ps.17,858 million, and corporates decreased 3.8% YoY, or Ps.18,639 million. The Bank continued working to further reduce its funding costs, as make additional headway toward improving deposit mix, that prioritizes individual deposits and foregoing certain expensive corporate deposits.

Earnings Release | 3Q.2022
Banco Santander México
13

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	22/21
Interest on funds available	774	585	398	32.3	94.5	1,854	1,138	62.9
Interest on margin accounts	260	200	76	30.0	—	575	201	—
Interest and yield on securities	7,508	6,764	5,164	11.0	45.4	20,523	17,142	19.7
Interest and yield on loan portfolio – excluding credit cards	20,638	18,343	15,150	12.5	36.2	55,977	44,825	24.9
Interest and yield on loan portfolio related to credit cards	3,708	3,409	3,037	8.8	22.1	10,186	9,005	13.1
Commissions collected on loan originations	142	135	143	5.2	(0.7)	409	430	(4.9)
Interest and premium on sale and repurchase agreements and securities loans	2,575	1,781	981	44.6	—	5,559	2,405	131.1
Interest income	35,605	31,217	24,949	14.1	42.7	95,083	75,146	26.5

Daily average interest- earnings assets	1,487,546	1,470,255	1,351,207	1.2	10.1	1,462,738	1,385,900	5.5

Interest from customer deposits – demand deposits	(2,712)	(2,678)	(2,141)	1.3	26.7	(7,628)	(5,582)	36.7
Interest from customer deposits – time deposits	(4,527)	(3,440)	(2,119)	31.6	113.6	(10,909)	(6,536)	66.9
Interest from credit instruments issued	(1,561)	(1,412)	(1,114)	10.6	40.1	(4,291)	(3,524)	21.8
Interest on bank and other loans	(924)	(692)	(491)	33.5	88.2	(2,198)	(1,485)	48.0
Interest on subordinated capital notes	(414)	(410)	(411)	1.0	0.7	(1,244)	(1,241)	0.2
Others	(152)	(140)	0	8.6	0.0	(467)	0	100.0
Interest and premium on sale and repurchase agreements and securities loans	(6,945)	(5,168)	(2,989)	34.4	132.4	(16,283)	(9,739)	67.2
Interest expense	(17,235)	(13,940)	(9,265)	23.6	86.0	(43,020)	(28,107)	53.1

Daily average interest-bearing liabilities	1,313,713	1,284,360	1,189,088	2.3	10.5	1,283,189	1,235,002	3.9

Net interest income	18,370	17,277	15,684	6.3	17.1	52,063	47,039	10.7

Net interest income in 3Q22 totaled Ps.18,370 million, increasing 17.1% YoY, or Ps.2,686 million, and 6.3% QoQ, or Ps.1,093 million.

The 17.1% YoY increase in net interest income resulted from the combination of:

i)	A 42.7%, or Ps.10,656 million, increase in interest income, to Ps.35,605 million, which resulted from the combined effect of a 214 basis points increase in the average interest rate received and a 10.1%, or Ps.136,339 million, increase in average interest-earning assets; and

ii)	A 86.0%, or Ps.7,970 million, increase in interest expense, to Ps.17,235 million, stemming from a 208 basis points increase in the average interest rate paid and a 10.5%, or Ps.124,625 million, increase in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 3Q22, stood at 4.94%, compared to 4.64% in 3Q21 and 4.70% in 2Q22. The YoY increase in NIM was principally driven by the expansion of retail volumes in loans and deposits, as well as higher interest rates. On a cumulative basis, NIM for 9M22 reached 4.75%, an increase of 22 basis points from 9M21.

Earnings Release | 3Q.2022
Banco Santander México
14

Interest Income

Total average interest earning assets in 3Q22 amounted to Ps.1,487,546 million, increasing 10.1% YoY, or Ps.136,339 million, mainly driven by increases of 19.9% YoY, or Ps.77,970 million, in the average amount of investment in securities, a 10.6% YoY, or Ps.75,552 million, in the average loan portfolio, a 72.0% YoY, or Ps.63,223 million, in repurchase agreements, and a 11.8% YoY, or Ps.2,186 million, in margin accounts, partly offset by a decrease of 58.2% YoY, or Ps.82,592 million in the average amount of funds available. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	3Q21	4Q21	1Q22	2Q22	3Q22
Loan portfolio	52.6	50.3	53.0	52.8	52.8
Investment in securities	29.1	36.2	34.6	33.1	31.6
Funds available	10.5	5.3	4.7	4.3	4.0
Repurchase agreements	6.5	6.9	6.4	8.4	10.2
Margin accounts	1.4	1.4	1.4	1.4	1.4
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 3Q22 generated Ps.24,488 million and accounted for 68.8% of total interest income. The remaining interest income of Ps.11,117 million is broken down as follows: 21.1% from investment in securities, 7.2% from repurchase agreements, 2.2% from funds available, and 0.7% from margin accounts.

Interest income for 3Q22 increased 42.7%, or Ps.10,656 million YoY, to Ps.35,605 million, reflecting higher interest income from total loan portfolio, investment in securities, repurchase agreements, funds available, and margin accounts, which increased 33.9%, or Ps.6,159 million, 45.4%, or Ps.2,344 million, Ps.1,594 million, 94.5%, or Ps.376 million, and Ps.184 million, respectively.

The average interest yield on interest-earning assets in 3Q22 stood at 9.37%, increasing 214 basis points from 7.23% in 3Q21. Sequentially, the average interest yield on interest-earning assets increased 97 basis points from 8.40% in 2Q22.

In 3Q22, the average interest rate on the total loan portfolio stood at 12.12%, an increase of 210 basis points YoY. Relative to 3Q21, the average reference rate (TIIE28) increased 384 basis points. The average interest rate on the commercial loan portfolio stood at 9.76%, an increase of 297 basis points YoY, while the yield of the credit card loan portfolio stood at 24.44%, an increase of 97 basis points YoY, the yield of consumer loan portfolio stood at 23.21%, an increase of 65 basis points YoY and the average interest rate on the mortgage loan portfolio stood at 9.47%, an increase of 33 basis points YoY. While the average interest rate on the investment in securities portfolio stood at 6.24%, increasing 109 basis points YoY.

Interest income
Million Pesos	3Q22			3Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	59,281	774	5.11	141,873	398	1.10	(58.2)	94.5	401
Margin accounts	20,767	260	4.90	18,581	76	1.60	11.8	242.1	330
Investment in securities	470,714	7,508	6.24	392,744	5,164	5.15	19.9	45.4	109
Loan portfolio	785,747	24,346	12.12	710,195	18,187	10.02	10.6	33.9	210
Commissions collected on loan originations	—	142	—	—	143	—	—	(0.7)	—
Sale and repurchase agreements and securities loans	151,037	2,575	6.67	87,814	981	4.37	72.0	162.5	230
Interest income	1,487,546	35,605	9.37	1,351,207	24,949	7.23	10.1	42.7	214

Earnings Release | 3Q.2022
Banco Santander México
15

Interest income from the total loan portfolio increased 33.9%, or Ps.6,159 million, which resulted from the combined effect of a 10.6%, or Ps.75,552 million, increase in average loan portfolio volume, and a 210 basis points increase in the average interest rate. The increase in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Commercial: 8.3%, or Ps.34,197 million increase, with a 9.76% interest yield, which increased 297 bps;

▪	Mortgages: 10.6%, or Ps.19,508 million increase, with a 9.47% interest yield, which increased 33 bps;

▪	Consumer: 20.3%, or Ps.13,112 million increase, with a 23.21% interest yield, which increased 65 bps; and

▪	Credit Cards: 17.2%, or Ps.8,735 million increase, with a 24.44% interest yield, which increased 97 bps.

Interest income from investment in securities increased 45.4% YoY, or Ps.2,344 million, which resulted from the combined effect of a 109 basis points increase in the average interest rate, and an increase of 19.9%, or Ps.77,970 million, in average volume. Interest income from repurchase agreements increased Ps.1,594 million, which resulted from the increase of 72.0%, or Ps.63,223 million, in average volume, and a 230 basis points increase in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,313,713 million, increasing 10.5% YoY, or Ps.124,625 million, and were driven by increases of 26.2%, or Ps.76,140 million, in repurchase agreements, 26.5%, or Ps.19,511 million, in credit instruments issued, 19.6%, or Ps.45,916 million, in time deposits, 19.9%, or Ps.6,601 million, in bank and other loans, and 1.1%, or Ps.274 million, in subordinated capital notes. These increases were partly offset by a decrease of 4.5%, or Ps.23,817 million, in demand deposits.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	3Q21	4Q21	1Q22	2Q22	3Q22
Demand deposits	44.7	42.4	42.2	41.9	38.7
Sale and repurchase agreements and securities loans	24.4	26.7	25.3	25.7	27.9
Time deposits	19.7	19.3	20.6	20.3	21.3
Credit instruments issued	6.2	6.4	6.8	6.9	7.1
Bank and other loans	2.8	3.1	3.0	3.2	3.0
Subordinated capital notes	2.2	2.1	2.1	2.0	2.0
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 3Q22 amounted to Ps.7,239 million and Ps.6,945 million, respectively, accounting for 42.0% and 40.3% of interest expenses. The remaining Ps.3,051 million was paid as follows: 9.1% on credit instruments issued, 5.3% on bank and other loans, 2.4% on subordinated capital notes, and 0.9% on other interest expenses.

Interest expense for 3Q22 increased 86.0% YoY, or Ps.7,970 million, to Ps.17,235 million, mainly driven by higher interest expenses on repurchase agreements, time deposits, demand deposits, credit instruments issued, bank and other loans and other interest expenses.

The average interest rate on interest-bearing liabilities increased 208 basis points to 5.13% in 3Q22. For 3Q22, the average interest rate on the main sources of funding increased YoY as follows:

▪	338 basis points in repurchase agreements, at an average interest rate paid of 7.41%;

▪	279 basis points in time deposits, at an average interest rate paid of 6.33%; and

▪	51 basis points in demand deposits, at an average interest rate paid of 2.09%.

Earnings Release | 3Q.2022
Banco Santander México
16

Interest expense
Million pesos	3Q22			3Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	508,056	2,712	2.09	531,873	2,141	1.58	(4.5)	26.7	51
Time deposits	280,006	4,527	6.33	234,090	2,119	3.54	19.6	113.6	279
Credit instruments issued	93,023	1,561	6.57	73,512	1,114	5.93	26.5	40.1	64
Bank and other loans	39,692	924	9.11	33,091	491	5.81	19.9	88.2	330
Subordinated capital notes	26,297	414	6.16	26,023	411	6.18	1.1	0.7	(2)
Sale and repurchase agreements and securities loans	366,639	6,945	7.41	290,499	2,989	4.03	26.2	132.4	338
Other interest expenses	—	152	—	—	—	—	—	100.0	—
Interest expense	1,313,713	17,235	5.13	1,189,088	9,265	3.05	10.5	86.0	208

Increases in individual deposits continued to reflect the Bank’s focus on driving profitability and foregoing certain expensive corporate deposits in order to lower the cost of the deposits. The average balance of demand deposits decreased 4.5% YoY, or Ps.28,817 million, while the average balance of time deposits increased 19.6% YoY, or Ps.45,916 million. Interest paid on time deposits increased 113.6% YoY, or Ps.2,408 million, and interest paid on demand deposits increased 26.7% YoY, or Ps.571 million.

Provisions for loan losses and asset quality

During 3Q22, provisions for loan losses amounted to Ps.785 million, which represented a decrease of 82.1%, or Ps.3,600 million, YoY, and a decrease of 72.5%, or Ps.2,071 million, on a sequential basis, the decreases in provisions for loan losses were mainly driven by the release of provisions related to certain large corporates, together with a positive performance in the retail portfolio during 3Q22.

Earnings Release | 3Q.2022
Banco Santander México
17

Loan Loss Reserves
Million pesos				% Variation				% Variation
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Commercial	(2,809)	(125)	1,178	—	—	(1,871)	6,415	(129.2)
Consumer	3,207	2,682	2,767	19.6	15.9	8,199	8,713	(5.9)
Mortgages	387	299	440	29.4	(12.0)	1,187	1,400	(15.2)
Total	785	2,856	4,385	(72.5)	(82.1)	7,515	16,528	(54.5)

Cost of risk ( %)
Million pesos				Variation (bps)				Variation (bps)
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Commercial	(0.11)	0.82	1.76	(93)	(187)	(0.11)	1.76	(187)
Consumer	8.39	8.38	9.98	1	(159)	8.39	9.98	(159)
Mortgages	0.77	0.82	0.42	(5)	35	0.77	0.42	35
Total	1.54	2.06	2.75	(52)	(121)	1.54	2.75	(121)

In accordance with the General Procedures applicable to Credit Institutions effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the NPL ratio is not comparable with previous periods.

The stage 3 total loan portfolio in September 2022 stood at Ps.16,094 million and Ps.20,021 as of June 2022, the sequential decrease was due to the reclassification of a specific corporate client that was assessed as stage 3 during the pandemic, due to an imminent risk of default, but subsequently upgraded to stage 1 due the its good performance. Meanwhile the non-performing loans as of September 2021 stood at Ps.20,376 million.

Consumer loan portfolio (including credit cards) NPL ratio in September 2022 stood at 2.82%, 3.51% in September 2021 and 2.84% in June 2022. At the same time, SME loans NPL stood at 1.54% in September 2022, 4.05% in September 2021 and 1.67% in June 2022. While commercial loans NPL ratio stood at 1.01% in September 2022, 1.75% in September 2021 and 1.91% in June 2022. Finally, mortgage loans NPL ratio stood at 3.62% in September 2022, 4.85% in September 2021 and 3.79% in June 2022.

The breakdown of the stage 3 total loan portfolio is as follows: mortgage loans 46.7%, commercial loans 28.5% and consumer loans (including credit cards) 24.8%.

Non-Performing loan ratio (%)
				Variation (bps)
	Sep-22	Jun-22	Sep-21	QoQ
Commercial	1.01	1.91	1.75	(90)
SMEs	1.54	1.67	4.05	(13)
Others	0.94	1.94	1.39	(100)

Individuals
Consumer	2.82	2.84	3.51	(2)
Credit Card	3.47	3.39	4.18	8
Other consumer	2.33	2.42	3.00	(9)
Mortgages	3.62	3.79	4.85	(17)
Total	2.01	2.56	2.85	(55)

The non-performing loans led to an NPL ratio of 2.01% in September 2022, a 2.85% in September 2021 and 2.56% in June 2022.

Finally, the coverage ratio as of September 2022 stood at 133.58%, 117.56% in September 2021 and 121.19% in June 2022.

Earnings Release | 3Q.2022
Banco Santander México
18

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	22/21
Commission and fee income
Debit and credit card	2,675	2,608	2,227	2.6	20.1	7,650	6,753	13.3
Account management	768	765	614	0.4	25.1	2,257	1,922	17.4
Collection services	587	587	531	0.0	10.5	1,804	1,674	7.8
Investment funds	493	466	446	5.8	10.5	1,405	1,289	9.0
Insurance	1,545	1,641	1,308	(5.9)	18.1	4,630	4,071	13.7
Purchase-sale of securities and money market transactions	269	228	271	18.0	(0.7)	771	748	3.1
Checks trading	39	41	43	(4.9)	(9.3)	118	128	(7.8)
Foreign trade	382	458	374	(16.6)	2.1	1,279	1,176	8.8
Financial advisory services	406	335	252	21.2	61.1	1,243	1,028	20.9
Other	286	239	232	19.7	23.3	763	706	8.1
Total	7,450	7,368	6,298	1.1	18.3	21,920	19,495	12.4

Commission and fee expense
Debit and credit card	(1,244)	(1,047)	(1,013)	18.8	22.8	(3,431)	(2,757)	24.4
Investment funds	0	(1)	0	(100.0)	0.0	(1)	(1)	0.0
Insurance	0	0	(4)	0.0	(100.0)	0	(75)	(100.0)
Purchase-sale of securities and money market transactions	(54)	(26)	(37)	107.7	45.9	(179)	(120)	49.2
Checks trading	(17)	(18)	(13)	(5.6)	30.8	(51)	(36)	41.7
Financial advisory services	(13)	(2)	(1)	—	—	(102)	(8)	—
Bank Correspondents	(164)	(160)	(216)	2.5	(24.1)	(523)	(651)	(19.7)
Other	(687)	(835)	(567)	(17.7)	21.2	(2,207)	(1,625)	35.8
Total	(2,179)	(2,089)	(1,851)	4.3	17.7	(6,494)	(5,273)	23.2

Commission and fee income, net
Debit and credit card	1,431	1,561	1,214	(8.3)	17.9	4,219	3,996	5.6
Account management	768	765	614	0.4	25.1	2,257	1,922	17.4
Collection services	587	587	531	0.0	10.5	1,804	1,674	7.8
Investment funds	493	465	446	6.0	10.5	1,404	1,288	9.0
Insurance	1,545	1,641	1,304	(5.9)	18.5	4,630	3,996	15.9
Purchase-sale of securities and money market transactions	215	202	234	6.4	(8.1)	592	628	(5.7)
Checks trading	22	23	30	(4.3)	(26.7)	67	92	(27.2)
Foreign trade	382	458	374	(16.6)	2.1	1,279	1,176	8.8
Financial advisory services	393	333	251	18.0	56.6	1,141	1,020	11.9
Bank Correspondents	(164)	(160)	(216)	2.5	(24.1)	(523)	(651)	(19.7)
Other	(401)	(596)	(335)	(32.7)	19.7	(1,444)	(919)	57.1

Total	5,271	5,279	4,447	(0.2)	18.5	15,426	14,222	8.5

Earnings Release | 3Q.2022
Banco Santander México
19

In 3Q22, net commission and fee income totaled Ps.5,271 million, which represents an increase of 18.5% YoY, or Ps.824 million, and remained flat sequentially. Commission and fee income increased 18.3% YoY, or Ps.1,152 million, to Ps.7,450 million in 3Q22, while commission and fee expense increased 17.7% YoY, or Ps.328 million, to Ps.2,179 million in 3Q22.

The main contributors to net commissions and fees were insurance fees, which accounted for 29.3% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 27.1%, 14.6% and 11.1% of total commissions and fees, respectively.

Net commissions and fees
Breakdown (%)
	3Q22	2Q22	3Q21	9M22	9M21
Insurance	29.3	31.1	29.3	30.0	28.1
Debit and credit card	27.1	29.6	27.3	27.4	28.1
Account management	14.6	14.5	13.8	14.6	13.5
Collection services	11.1	11.1	11.9	11.7	11.8
Investment funds	9.4	8.8	10.0	9.1	9.1
Financial advisory services	7.5	6.3	5.6	7.4	7.2
Foreign trade	7.2	8.7	8.4	8.3	8.3
Purchase-sale of securities and money market transactions	4.1	3.8	5.3	3.9	4.4
Checks trading	0.4	0.4	0.7	0.4	0.6
Bank correspondents	(3.1)	(3.0)	(4.8)	(3.4)	(4.6)
Other	(7.6)	(11.3)	(7.5)	(9.4)	(6.5)
Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees went up 18.5% YoY, or Ps.824 million in 3Q22, mostly as a result of:

i)	A 18.5%, or Ps.241 million, increase in insurance fees, driven by individual insurance policies mainly related to auto;

ii)	A 17.9%, or Ps.217 million, increase in debit and credit card fees, due to an increase in average usage of 11.5% YoY, supported by excellent performance of the “Like U” credit card;

iii)	A 25.1%, or Ps.154 million, increase in account management; and

iv)	A 56.6%, or Ps.142 million, increase in financial advisory services.

On a cumulative basis, net commissions and fees amounted Ps.15,426 million in 9M22, reflecting a YoY increase of 8.5%, or Ps.1,204 million. Commission and fee income increased 12.4%, or Ps.2,425 million, while commission and fee expense increased 23.2%, or Ps.1,221 million.

Earnings Release | 3Q.2022
Banco Santander México
20

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	22/21
Valuation
Foreign exchange	9,205	(364)	(624)	—	—	9,515	(1,174)	—
Derivatives	992	2,049	289	(51.6)	—	5,506	4,343	(26.8)
Equity securities	98	(38)	252	—	(61.1)	(12)	130	(109.2)
Debt instruments	(2,442)	(1,855)	(1,094)	31.6	123.2	(7,200)	(7,362)	2.2
Valuation result	7,853	(208)	(1,177)	—	—	7,809	(4,063)	—

Purchase / sale of securities
Foreign exchange	(9,021)	215	969	—	—	(8,893)	3,600	—
Derivatives	1,769	809	1,661	118.7	6.5	3,382	2,824	19.8
Equity securities	55	(51)	5	—	—	25	211	(88.2)
Debt instruments	400	298	16	34.2	—	835	1,117	(25.2)
Purchase -sale result	(6,797)	1,271	2,651	—	—	(4,651)	7,752	—

Total	1,056	1,063	1,474	(0.7)	(28.4)	3,158	3,689	(14.4)

In 3Q22, Banco Santander México reported a Ps.1,056 million net gain from financial assets and liabilities, which compares with a gain of Ps.1,474 million in 3Q21 and a gain of Ps.1,063 million in 2Q22.

The Ps.1,056 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.7,853 million valuation gain, which resulted from gains of Ps.9,205 million, Ps.992 million and Ps.98 million, in foreign exchange, derivatives and equity securities, respectively. These gains were partly offset by a loss of Ps.2,442 million in debt instruments; and

ii)	A Ps.6,797 million purchase-sale loss, related to a loss of Ps.9,021 million, in foreign exchange. This loss was partly offset by gains of Ps.1,769 million, Ps.400 million and Ps.55 million, in derivatives, debt instruments and equity securities, respectively.

On a cumulative basis, net gain from financial assets and liabilities for 9M22, reached Ps.3,158 million, representing a decrease of 14.4% YoY, or Ps.531 million.

Earnings Release | 3Q.2022
Banco Santander México
21

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	22/21

Cancellation of liabilities and reserves	25	13	35	92.3	(28.6)	78	105	(25.7)
Interest on personnel loans	80	74	51	8.1	56.9	218	145	50.3
Allowance for losses on foreclosed assets	(9)	(30)	(8)	(70.0)	12.5	(46)	(24)	91.7
Profit from sale of foreclosed assets	14	54	23	(74.1)	(39.1)	84	144	(41.7)
Technical advisory and technology services	33	46	23	(28.3)	43.5	125	61	104.9
Portfolio recovery legal expenses and costs	(362)	(190)	(166)	90.5	118.1	(1,128)	(757)	49.0
Premiums paid on guarantees for SMEs loans portfolio	(239)	(271)	(267)	(11.8)	(10.5)	(838)	(862)	(2.8)
Write-offs and bankruptcies	(177)	(278)	(166)	(36.3)	6.6	(600)	(592)	1.4
Provision for legal and tax contingencies	(590)	(378)	(71)	56.1	—	(1,336)	(178)	—
Contributions to IPAB	(993)	(999)	0	(0.6)	100.0	(2,976)	0	100.0
Others	(7)	50	32	(114.0)	(121.9)	(6)	238	(102.5)

Total	(2,225)	(1,909)	(514)	16.6	—	(6,425)	(1,720)	—

Other operating expenses in 3Q22 totaled Ps.2,225 million, higher from Ps.514 million in 3Q21 and up from Ps.1,909 million reported in 2Q22.

The Ps.1,711 million, YoY increase, in other operating expense in 3Q22, was mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses for Ps.993 million, higher provisions for legal and tax contingencies of Ps.519 million, and higher legal expenses and costs related to portfolio recoveries of Ps.196 million. The reclassification of contributions to IPAB from administrative and promotional expenses to other operating income (expenses) was due to the new accounting standards, applicable since January 2022.

On a cumulative basis, other operating expenses for 9M22, reached Ps.6,425 million, representing a Ps.4,705 million YoY increase.

Earnings Release | 3Q.2022
Banco Santander México
22

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	22/21
Salaries and employee benefits	4,922	4,512	4,275	9.1	15.1	13,907	12,269	13.4
Credit card operation	35	43	44	(18.6)	(20.5)	100	143	(30.1)
Professional fees	264	342	291	(22.8)	(9.3)	869	694	25.2
Leasehold	575	528	648	8.9	(11.3)	1,638	1,884	(13.1)
Promotional and advertising expenses	181	279	198	(35.1)	(8.6)	609	510	19.4
Taxes and duties	519	518	531	0.2	(2.3)	1,721	1,661	3.6
Technology services (IT)	1,407	1,372	1,504	2.6	(6.4)	4,040	4,022	0.4
Depreciation and amortization	1,335	1,290	1,201	3.5	11.2	3,850	3,544	8.6
Contributions to IPAB	0	0	950	0.0	(100.0)	0	2,831	(100.0)
Cash protection	337	324	316	4.0	6.6	937	907	3.3
Others	825	920	792	(10.3)	4.2	2,332	2,134	9.3

Total	10,400	10,128	10,750	2.7	(3.3)	30,003	30,599	(1.9)

Banco Santander México’s administrative and promotional expenses are broken down as follows

Administrative and promotional expenses
Breakdown (%)
	3Q22	2Q22	3Q21	9M22	9M21
Personnel	47.3	44.6	39.8	46.4	40.1
Technology services (IT)	13.6	13.5	14.0	13.5	13.1
Depreciation and amortization	12.9	12.7	11.2	12.8	11.6
Others	7.9	9.1	7.4	7.8	7.0
Leasehold	5.6	5.2	6.0	5.5	6.1
Taxes and duties	5.0	5.1	4.9	5.7	5.4
Professional fees	2.5	3.4	2.7	2.9	2.3
Cash protection	3.2	3.2	3.0	3.1	3.0
Promotional and advertising expenses	1.7	2.8	1.8	2.0	1.7
Credit card operation	0.3	0.4	0.4	0.3	0.4
Contributions to IPAB	0	0	8.8	0	9.3
Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 3Q22 totaled Ps.10,400 million, compared to Ps.10,750 million in 3Q21 and Ps.10,128 million in 2Q22, decreasing 3.3% YoY, or Ps.350 million. Sequentially, the increase was 2.7%, or Ps.272 million.

The 3.3% YoY, or Ps.350 million, decrease in administrative and promotional expenses was mainly due to the following decreases:

i)	A Ps.950 million, in contributions to IPAB , due to the reclassification to other operating income (expenses), as mentioned above;

ii)	A 6.4%, or Ps.97 million, in technology services; and

iii)	A 11.3%, or Ps.73 million, in leaseholds.

These decreases were partly offset by the following increases:

i)	A 15.1% or Ps.647 million, in salaries and employee benefits, due to the salary increases; and

ii)	A 11.2%, or Ps.134 million, in depreciations and amortizations, related to the Bank investment plan.

The efficiency ratio for the quarter decreased 469 basis points YoY and 37 basis points QoQ to 46.28%. The decreases, resulted in an improvement in the efficiency ratio and reflected solid revenue growth and strict cost controls, despite inflationary pressures.

The recurrence ratio for 3Q22 was 50.68%, up from 41.37% in 3Q21 and 52.12% reported in 2Q22.

On a cumulative basis, administrative and promotional expenses in 9M22 amounted Ps.30,003 million, reflecting a decrease of 1.9%, or Ps.596 million. The efficiency ratio for 9M22 decreased 167 basis points YoY from 48.39% in 9M21 to 46.72% in 9M22.

Earnings Release | 3Q.2022
Banco Santander México
23

Profit before taxes

Profit before taxes in 3Q22 was Ps.11,287 million, reflecting increases of 88.1% YoY, or Ps.5,288 million, and of 26.2% QoQ, or Ps.2,344 million, reflecting the strong performance of the Bank core business.

On a cumulative basis, profit before taxes for 9M22 amounted Ps.27,028 million, reflecting a YoY increase of 66.1%, or Ps.10,755 million.

Income taxes

In 3Q22, Banco Santander México reported a tax expense of Ps.3,099 million compared to Ps.1,156 million in 3Q21 and Ps.2,043 million in 2Q22. The effective tax rate for the quarter was 27.46%, compared to 19.27% reported in 3Q21 and 22.84% in 2Q22.

On a cumulative basis, the effective tax rate for 9M22 stood at 25.27%, 414 basis points higher than the 21.13% for 9M21.

Earnings Release | 3Q.2022
Banco Santander México
24

Capitalization and liquidity

Capitalization
Million pesos	Sep-22	Jun-22	Sep-21
CET1	100,673	104,737	117,307
Tier 1	114,762	118,832	141,980
Tier 2	26,562	27,086	27,383
Total capital	141,324	145,917	169,365

Risk-weighted assets
Credit risk	484,318	477,920	519,194
Credit, market and operational risk	747,834	756,876	789,237

Credit risk ratios:
CET1 (%)	20.79	21.92	22.59
Tier 1 (%)	23.70	24.86	27.35
Tier 2 (%)	5.48	5.67	5.27
Capitalization ratio (%)	29.18	30.53	32.62

Total capital ratios:
CET1 (%)	13.46	13.84	14.86
Tier 1 (%)	15.35	15.70	17.99
Tier 2 (%)	3.55	3.58	3.47
Capitalization ratio (%)	18.90	19.28	21.46

Banco Santander México’s capital ratio at September 2022 was 18.90%, compared to 21.46% and 19.28% at September 2021 and June 2022, respectively. The 18.90% capital ratio was comprised of 13.46% of fundamental capital (CET1), 1.88% of additional capital (AT1), and 3.55% of complementary capital (Tier 2).

As of August 2022, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated September 30th, 2022, which is the most recent available analysis.

On July 28th, 2022 the Bank paid a cash dividend of Ps.8,838 million, or Ps.1.30 per share. In addition, on June 28th, 2022 the Bank paid a cash dividend of Ps.9,040 million, or Ps.1.33 per share.

On July 14th, 2022, the Bank issued a four-year floating-rate senior unsecured bond for Ps.5,000 million in the domestic capital market (Certificados Bursátiles Bancarios, BSMX 22-3). This was the Bank's third issuance this year and the first one to use a RFR benchmark for coupon calculation.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 3Q22 was 181.11%, which compares to 329.68% in 3Q21 and 181.65% in 2Q22. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 6.85% for September 2022, 7.13% for June 2022, 7.97% for March 2022, 8.92% for December 2021 and 8.89% for September 2021.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

Earnings Release | 3Q.2022
Banco Santander México
25

V. Relevant Events, Transactions and Activities

Relevant Events

Special Shareholders’ Meetings

On October 24, 2022, Banco Santander México held its Special Shareholders’ Meetings, approving among other items:

▪	The integration of the Board of Directors as indicated below:

Series “F” Independent Directors
Laura Renné Diez Barroso Azcárraga	Chairwoman
Cesar Augusto Montemayor Zambrano	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Ángel Alverde Losada	Alternate Director
Alberto Torrado Martínez	Alternate Director
José Antonio Pérez Antón	Alternate Director
Series “F” Non-Independent Directors
Felipe Francisco García Ascencio	Director
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Daniel Barriuso Rojo	Director
Ángel Rivera Congosto	Director
Didier Mena Campos	Alternate Director
Rodrigo Brand de Lara	Alternate Director
Pablo Fernando Quesada Gómez	Alternate Director
Series “B” Independent Directors
Antonio Purón Mier y Terán	Director
Guillermo Jorge Quiroz Abed	Director
María de Lourdes Melgar Palacios	Director
Bárbara Garza Lagüera Gonda	Director
Melanie Elizabeth Devlyn Gómez	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director

Banco Santander México informed that its Parent Company issued a material fact announcement in connection with the Tender Offer

On October 21, 2022, Banco Santander, S.A., majority shareholder of Grupo Financiero Santander México, S.A de C.V., the controlling shareholder of Banco Santander México, announced its intention to make a cash tender offer to acquire all of the Bank’s shares that it does not already own (3.76%) and to proceed with the shares’ delisting. The offer is expected to be launched and settled in the first quarter of 2023 and it is subject to customary conditions, including obtaining regulatory authorizations.

Earnings Release | 3Q.2022
Banco Santander México
26

Organizational changes in the Corporate Resources and Recoveries department

On September 27, 2022, Banco Santander Mexico announced that Carlos Hajj Aboumrad, formerly Santander Mexico’s Deputy General Director of Corporate Resources and Recoveries and Head of Costs and Organization, will take up new responsibilities within the Group in Spain. His functions have been assumed by Oziel Sandoval Macías, formerly Executive Director of the Bank's Recoveries Business.

Structural changes in CEO position and Senior Management

On July 21, 2022 Banco Santander México announced that its Board of Directors approved the appointment of Felipe García Ascencio, currently Head of Mexico's Corporate Investment Banking (SCIB), as Chief Executive Officer of the Bank, replacing Héctor Grisi Checa, who will remain as Executive Chairman and Chief Executive Officer of Grupo Financiero Santander México until December 31, 2022.

It was also approved the creation of two Vice-presidencies. The Vice-presidency of Administration and Finance, headed by Didier Mena Campos and the Vice-presidency of Consumer, Commercial and Institution Business Banking, led by Pablo Fernando Quesada Gómez.

The new organizational structure also included the appointments of Alejandro Capote Garza as the new Head of SCIB; Ana Felisa López Escobar, as Head of Human Resources, replacing Juan Ignacio Echeverría Fernández; and Matías Núñez Castro, as Head of Digital, Innovation and Channels, replacing Maria Fuencisla Gómez Martín.

Ordinary and Extraordinary General Shareholders’ Meeting

On July 19, 2022, Banco Santander México held its Ordinary and Extraordinary General Shareholders’ Meeting, at which the following resolutions, among others, were approved:

▪	The payment of a cash dividend in the amount of Ps.8,838 million, which was paid on July 28, 2022 to shareholders in proportion to the number of shares they own at a rate of Ps.1.30328552778 per share.

▪	To amend some articles of the Bank’s by-laws, in order to: (i) Adjust the amount of the authorized capital stock and the nominal value of the shares to include decimals; (ii) Allow shareholders’ and Board’s meetings to be held remotely through any means or technology; and (iii) Rename the position of the Bank’s Executive President and Chief Executive Officer to adopt Chief Executive Officer. The foregoing amendments are subject to the corresponding regulatory authorizations.

Relevant Transactions

Banco Santander México participated in the following transactions:

The strategy to leverage the synergy between the Bank’s different business lines is reflected in the following operations that were closed this quarter with the collaboration between the Corporate & Investment Banking (SCIB) and Corporate & Institutional Banking.

▪	Financing

-	Nemak, pledged current account loan in the amount of up to US$40 million for a three-year term. Nemak is a leading provider of solutions for the global automotive industry.

-	Lottus, syndicated loan for a total amount of Ps.2,200 million with a five-year term plus a Ps.300 million revolving credit facility. Lottus Education is a leading higher education platform in Mexico.

-	LG, a revolving credit facility in the amount of up to Ps.1,000 million with a twelve-month term.

-	Office Depot, a revolving credit facility in the amount of up to US$4 million with a two-month term approximately.

▪	Letters of Credit

ICA, the Bank issued a cash collateral letter of credit in the amount of €15 million for a ten-month term. ICA is a leading infrastructure construction and operation company.

Earnings Release | 3Q.2022
Banco Santander México
27

VI. Credit Ratings

On May 19, 2022, for business reasons, Moody's withdrew all ratings issued by Moody's de México and at the same time, it assigned local ratings under its new brand Moody's Local de México. The ratings for Banco Santander Mexico remained unchanged with a Stable Outlook.

On May 9, 2022, Moody's affirmed Banco Santander Mexico's ratings with a Stable Outlook.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Shareholder Support Rating	bbb+	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)

Earnings Release | 3Q.2022
Banco Santander México
28

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪ BCA = Baseline Credit Assessment

▪ SSR = Shareholder Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

N/A = Not applicable

VII. 3Q22 Earnings Call Dial-In Information

Date:	Friday, October, 28th, 2022
Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1576856&tp_key=8d3ba05966
Replay:	Starting: Friday, October 28th, 2022 at 1:00 p.m. (US ET)
Ending: Friday, November 4th, 2022 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13733689

Earnings Release | 3Q.2022
Banco Santander México
29

VIII. Analyst Coverage

Banco BTG Pactual, Barclays, BBVA, BofA ML, Bradesco BBI, Credit Suisse, Goldman Sachs, HSBC, Invex, Itau BBA Securities, J.P. Morgan, Nau Securities, Scotiabank, Signum Research and UBS.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

IX. Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 3Q22*4

•	Average figures are calculated using 3Q21 and 3Q22

Earnings Release | 3Q.2022
Banco Santander México
30

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30th, 2022, Banco Santander México had total assets of Ps.1,932 billion under Mexican Banking GAAP and more than 20.8 million customers. Headquartered in Mexico City, the Company operates 1,344 branches and offices nationwide and has a total of 26,069 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.20.0925

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 3Q.2022
Banco Santander México
31

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 3Q.2022
Banco Santander México
32

X. Consolidated Financial Statements

Banco Santander México

▪ Consolidated statement of financial position

▪ Consolidated statement of comprehensive income

▪ Consolidated statement of changes in stockholders’ equity

▪ Consolidated statement of cash flows

▪ Summary of changes due to the initial recognition of 2022 accounting principles

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 3Q.2022
Banco Santander México
33

Consolidated statement of financial position
Million pesos
	2022			2021
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	-	-	-	80,835	96,797	113,843	97,483

Cash and cash equivalents	77,121	79,146	98,783	-	-	-	-

Margin accounts (derivatives financial instruments)	5,039	4,413	4,353	6,261	3,938	5,209	4,017

Investment in securities	-	-	-	516,562	511,341	458,685	558,857
Trading securities	-	-	-	113,313	134,310	122,957	204,194
Securities available for sale	-	-	-	391,796	365,633	324,353	343,332
Securities held to maturity	-	-	-	11,453	11,398	11,375	11,331

Investments in financial instruments	432,737	481,124	496,918	-	-	-	-
Trading financial instruments	94,476	111,098	120,451	-	-	-	-
Financial instruments to collect or sell	328,408	358,432	364,951	-	-	-	-
Financial instruments to collect principal and interest (securities)(net)	9,853	11,594	11,516	-	-	-	-

Debtors under sale and repurchase agreements	224,118	80,451	23,614	2,043	16,493	39,505	47,713

Derivatives financial instruments	268,556	226,069	197,770	190,722	198,255	200,890	228,247
Trading purposes	252,394	213,370	187,150	179,474	188,043	193,024	218,097
Hedging purposes	16,162	12,699	10,620	11,248	10,212	7,866	10,150

Valuation adjustment for hedged financial assets	(44)	(29)	9	63	89	123	167

Performing loan portfolio
Commercial loans	-	-	-	430,969	404,239	405,407	416,942
Commercial or business activity	-	-	-	336,740	318,591	313,657	318,773
Financial entities loans	-	-	-	9,035	7,900	9,943	10,549
Government entities loans	-	-	-	85,194	77,748	81,807	87,620
Consumer loans	-	-	-	117,995	111,992	110,756	107,758
Mortgage loans	-	-	-	185,611	179,152	173,759	168,529
Medium and residential	-	-	-	175,017	169,109	163,425	157,642
Social interest	-	-	-	4	5	5	6
Credits acquired from Infonavit or Fovissste	-	-	-	10,590	10,038	10,329	10,881
Credits granted as agent of the federal government	-	-	-	-	-	-	-
Total performing loan portfolio	-	-	-	734,575	695,383	689,922	693,229

Non-performing loan portfolio
Commercial loans	-	-	-	4,395	7,180	6,673	6,503
Commercial or business activity	-	-	-	4,328	7,180	6,673	6,503
Government entities loans	-	-	-	67	-	-	-
Consumer loans	-	-	-	3,767	4,074	4,835	5,536
Mortgage loans	-	-	-	8,229	9,122	8,893	8,721
Medium and residential	-	-	-	7,655	7,383	7,119	6,805
Social interest	-	-	-	7	7	8	9
Credits acquired from Infonavit or Fovissste	-	-	-	567	1,732	1,766	1,907
Total non-performing portfolio	-	-	-	16,391	20,376	20,401	20,760
Total loan portfolio	-	-	-	750,966	715,759	710,323	713,989

Loan portfolio with credit risk stage 1
Commercial loans	431,052	421,633	421,136	-	-	-	-
Commercial or business activity loans	336,077	325,353	323,485	-	-	-	-
Loans to financial entities	14,847	9,908	7,821	-	-	-	-
Loans to government entities	80,128	86,372	89,830	-	-	-	-
Consumer loans	134,104	127,040	120,173	-	-	-	-
Mortgage loans	191,067	187,165	181,591	-	-	-	-
Medium and residential	181,631	177,762	171,725	-	-	-	-
Social interest	268	31	4	-	-	-	-
Loans acquired from Infonavit or Fovissste	9,168	9,372	9,862	-	-	-	-
Total loan portfolio with credit risk stage 1	756,223	735,838	722,900	-	-	-	-

Loan portfolio with credit risk stage 2
Commercial loans	17,618	16,754	15,520	-	-	-	-
Commercial or business activity loans	14,594	15,752	15,520	-	-	-	-
Loans to financial entities	-	1,002	-	-	-	-	-
Loans to government entities	3,024	-	-	-	-	-	-
Consumer loans	3,270	3,143	3,025	-	-	-	-
Mortgage loans	9,114	7,710	7,508	-	-	-	-
Medium and residencial	8,859	7,347	7,136	-	-	-	-
Loans acquired from Infonavit or Fovissste	255	363	372	-	-	-	-

Earnings Release | 3Q.2022
Banco Santander México
34

Total loan portfolio with credit risk stage 2	30,002	27,607	26,053	-	-	-	-

Loan portfolio with credit risk stage 3
Commercial loans	4,587	8,536	9,736	-	-	-	-
Commercial or business activity loans	4,236	7,810	8,929	-	-	-	-
Loans to financial entities	351	726	765	-	-	-	-
Loans to government entities	-	-	42	-	-	-	-
Consumer loans	3,984	3,801	3,475	-	-	-	-
Mortgage loans	7,523	7,684	8,276	-	-	-	-
Medium and residencial	6,872	7,016	7,556	-	-	-	-
Social interest	5	6	6	-	-	-	-
Loans acquired from Infonavit or Fovissste	646	662	714	-	-	-	-
Total loan portfolio with credit risk stage 3	16,094	20,021	21,487	-	-	-	-

Loan portfolio	802,319	783,466	770,440	-	-	-	-

(+/-) Deferred items	2,180	2,060	1,811	-	-	-	-

Allowance for loan losses	(21,498)	(24,264)	(24,630)	(23,174)	(23,955)	(24,152)	(24,937)
Loan portfolio (net)	783,001	761,262	747,621	727,792	691,804	686,171	689,052

Acquired collection rights (net)	-	-	-	-	-	-	-

Total loan portfolio (net)	783,001	761,262	747,621	-	-	-	-

Other receivables (net)	87,282	87,415	114,320	69,331	105,849	84,993	78,686

Foreclosed assets (net)	436	438	202	212	118	106	92

Long-Life assets held for sale or for distribution to owners	1,586	-	-	-	-	-	-

Advance payments and other assets (net)	4,442	4,553	4,065	-	-	-	-

Property, furniture and fixtures (net)	12,174	12,462	12,326	12,760	11,633	11,868	12,045

Rights of use assets for property, furniture and equipment (net)	5,509	5,811	5,999	-	-	-	-

Long-term investment in shares	90	1,652	1,577	1,470	2,225	2,182	1,168

Deferred taxes and deferred profit sharing (net)	-	-	-	19,351	19,423	19,432	19,675

Deferred charges, advance payments and intangibles	-	-	-	12,204	11,128	11,333	10,903

Other	-	-	-	46	45	44	42

Deferred income tax assets (net)	21,008	19,499	17,667	-	-	-	-

Intangible assets (net)	7,500	7,274	7,309	-	-	-	-

Goodwill	1,735	1,735	1,735	-	-	-	-

Total assets	1,932,290	1,773,275	1,734,268	1,639,652	1,669,138	1,634,384	1,748,298

Earnings Release | 3Q.2022
Banco Santander México
35

Consolidated statement of financial position
Million pesos
	2022			2021
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	860,514	880,816	873,136	868,635	843,310	840,840	848,345
Demand deposits	520,079	556,153	573,918	561,716	561,391	548,636	536,791
Time deposits – general public	189,954	188,793	181,395	203,112	181,822	178,069	183,904
Time deposits – money market	53,145	44,376	29,592	16,172	21,142	38,058	45,094
Credit instruments issued	94,959	89,206	86,079	85,517	76,974	74,177	80,718
Global Account uptake without movements	2,377	2,288	2,152	2,118	1,981	1,900	1,838

Interbank loans and other organizations	26,446	35,478	52,164	28,770	33,841	43,321	42,825
Demand loans	1,568	11,280	24,679	612	8,276	14,187	10,960
Short-term loans	15,574	14,295	17,207	17,371	14,252	14,895	17,793
Long-term loans	9,304	9,903	10,278	10,787	11,313	14,239	14,072

Creditors under sale and repurchase agreements	225,744	190,364	183,196	196,858	189,565	175,437	295,632
Collateral sold or pledged as guarantee	199,271	79,047	26,484	20,082	20,841	29,755	20,952
Repurchase agreements	174,130	49,983	1,675	960	516	526	414
Securities loans	25,141	29,064	24,809	19,122	20,325	29,229	20,538

Derivative financial instruments	259,723	219,701	190,922	184,872	196,960	197,271	223,898
Trading purposes	256,109	215,266	184,026	176,792	187,632	187,373	211,768
Hedging purposes	3,614	4,435	6,896	8,080	9,328	9,898	12,130

Valuation adjustment of financial liabilities hedging	(33)	(36)	(17)	-	-	(1)	-

Lease liabilities	6,212	6,477	6,648	-	-	-	-

Other payables	144,514	151,047	188,375	122,179	167,486	150,840	119,429
Employee profit sharing payable	-	-	-	253	157	211	437
Creditors from settlement of transactions	62,088	73,023	117,853	40,908	94,539	81,831	49,320
Payable for margin accounts	46	221	156	3	24	69	180
Payable for cash collateral received	40,227	36,811	31,790	26,918	21,505	21,836	18,883
Contributions payable	1,491	1,113	1,042	-	-	-	-
Sundry creditors and other payables	40,662	39,879	37,534	54,097	51,261	46,893	50,609

Financial instruments that qualify as liabilities	40,240	40,643	39,763	-	-	-	-
Subordinated credit notes	40,240	40,643	39,763	51,643	51,379	36,186	36,757

Employee benefits	10,110	9,202	7,063	-	-	-	-

Deferred revenues and other advances	265	361	432	719	736	794	806

Total liabilities	1,773,006	1,613,100	1,568,166	1,473,758	1,504,118	1,474,443	1,588,644

Stockholders' equity
Paid-in capital	34,702	34,702	34,702	34,702	35,097	35,034	34,976
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	4,903	4,903	4,903	4,903	5,298	5,235	5,177

Other capital	124,542	125,432	131,370	131,192	129,923	124,907	124,678
Capital reserves	28,200	28,200	26,940	26,940	26,940	26,940	25,446
Retained earnings	-	-	-	89,660	92,932	93,089	96,673
Result from valuation of available for sale securities, net	-	-	-	(2,091)	(1,755)	(1,586)	563
Result from valuation of cash flow hedge instruments, net	-	-	-	399	526	19	159
Cumulative effect of conversion	-	-	-	9	9	9	9
Adjustment employees pension fund	-	-	-	(1,854)	(1,610)	(1,606)	(1,488)
Net income	-	-	-	18,080	12,835	7,992	3,279
Non-controlling interest	-	-	-	49	46	50	37

Accumulated results	106,999	107,562	111,094	-	-	-	-
Retained earnings	83,735	92,486	102,918	-	-	-	-
Updating Results from previous years	3,065	3,065	3,065	-	-	-	-
Net income	20,199	12,011	5,111	-	-	-	-

Other comprehensive income	(10,657)	(10,330)	(6,664)	-	-	-	-
Valuation of financial instruments to collect or sell	(8,156)	(8,268)	(5,119)	-	-	-	-
Valuation of derivatives financial instruments for cash flow hedges	(512)	(87)	314	-	-	-	-
Remeasurement of defined benefit obligation	(1,998)	(1,984)	(1,868)	-	-	-	-
Cumulative translation effect	9	9	9	-	-	-	-
Total controlling interest	159,244	160,134	166,072	-	-	-	-

Total non-controlling interest	40	41	30	-	-	-	-

Total stockholders´equity	159,284	160,175	166,102	165,894	165,020	159,941	159,654

Total liabilities and stockholders´ equity	1,932,290	1,773,275	1,734,268	1,639,652	1,669,138	1,634,384	1,748,298
Earnings Release | 3Q.2022
Banco Santander México
36

Consolidated statement of financial position
Million pesos
	2022			2021
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	119	143	122	155	110	85	70
Credit commitments	304,917	281,539	267,930	262,925	258,633	245,992	243,137
Assets in trust or under mandate	188,056	192,596	195,137	193,650	190,351	192,877	192,050
Trusts	185,837	190,903	194,055	192,625	189,540	192,010	191,155
Mandates	2,219	1,693	1,082	1,025	811	867	895
Assets in custody or under administration	1,750,349	1,724,515	1,788,495	1,812,966	1,781,799	1,752,851	1,726,985
Collateral received	257,346	117,717	134,178	91,971	108,177	144,093	77,390
Collateral received and sold or pledged as guarantee	170,930	46,870	78,775	67,450	67,005	70,738	4,101
Investment banking transactions for third parties (net)	381,284	307,764	133,083	138,110	104,601	163,891	135,183
Uncollected interest earned on past due loan portfolio	-	-	-	994	977	957	944
Uncollected accrued interest derived from loan portfolio with credit risk stage 3	912	930	975	-	-	-	-
Other record accounts	1,969,467	1,904,803	1,860,010	1,862,994	1,815,495	1,780,655	1,772,146
	5,023,380	4,576,877	4,458,705	4,431,215	4,327,148	4,352,139	4,152,006

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q.2022
Banco Santander México
37

Consolidated statement of comprehensive income
Million pesos
	2022				2021
	9M	3T	2T	1T	9M	4T	3T	2T	1T
Interest income	95,083	35,605	31,217	28,261	75,146	26,848	24,949	25,098	25,099
Interest expense	(43,020)	(17,235)	(13,940)	(11,845)	(28,107)	(10,802)	(9,265)	(9,328)	(9,514)
Net interest income	52,063	18,370	17,277	16,416	47,039	16,046	15,684	15,770	15,585

Provisions for loan losses	(7,515)	(785)	(2,856)	(3,874)	(16,528)	(4,289)	(4,385)	(5,068)	(7,075)
Net interest income after provisions for loan losses	44,548	17,585	14,421	12,542	30,511	11,757	11,299	10,702	8,510

Commission and fee income	21,920	7,450	7,368	7,102	19,495	6,943	6,298	6,662	6,535
Commission and fee expense	(6,494)	(2,179)	(2,089)	(2,226)	(5,273)	(2,183)	(1,851)	(1,789)	(1,633)
Net gain (loss) on financial assets and liabilities	3,158	1,056	1,063	1,039	3,689	1,342	1,474	817	1,398
Other operating income	(6,425)	(2,225)	(1,909)	(2,291)	(1,720)	416	(514)	(542)	(664)
Administrative and promotional expenses	(30,003)	(10,400)	(10,128)	(9,475)	(30,599)	(12,636)	(10,750)	(9,955)	(9,894)
Operating income	26,704	11,287	8,726	6,691	16,103	5,639	5,956	5,895	4,252

Equity in results of associated companies	324	-	217	107	170	30	43	50	77

Operating income before income taxes	27,028	11,287	8,943	6,798	16,273	5,669	5,999	5,945	4,329

Current income taxes	(7,210)	(4,065)	(2,299)	(846)	(2,728)	(1,049)	(1,204)	(373)	(1,151)
Deferred income taxes (net)	381	966	256	(841)	(710)	625	48	(859)	101

Income from continuing operations	20,199	8,188	6,900	5,111	12,835	5,245	4,843	4,713	3,279

Discontinued operations	-	-	-	-	-	-	-	-	-

Consolidated net income	20,199	8,188	6,900	5,111	12,835	5,245	4,843	4,713	3,279

Other comprehensive income	(7,120)	(327)	(3,666)	(3,127)	-	-	-	-	-
Valuation of financial instruments to collect or sell	(6,065)	112	(3,149)	(3,028)	-	-	-	-	-
Valuation of derivatives financial instruments for cash flow hedges	(911)	(425)	(401)	(85)	-	-	-	-	-
Remeasurement of defined benefit obligation	(144)	(14)	(116)	(14)	-	-	-	-	-
Cumulative translation effect	-	-	-	-	-	-	-	-	-
Result from holding non-monetary assets	-	-	-	-	-	-	-	-	-
Participation in ORI of other entities	-	-	-	-	-	-	-	-	-

Integral result	13,079	7,861	3,234	1,984	-	-	-	-	-

Net result attributable to:	20,199	8,188	6,900	5,111	-	-	-	-	-
controlling interest	20,199	8,188	6,900	5,111	-	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-	-

Comprehensive income attributable to:	23,746	18,528	3,234	1,984	-	-	-	-	-
controlling interest	23,746	18,528	3,234	1,984	-	-	-	-	-
Non-controlling interest	-	-	-	-	-	-	-	-	-

Basic earnings per common share	2.98	1.21	1.02	0.75	-	-	-	-	-

Non-controlling interest	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	12,835	5,245	4,843	4,713	3,279

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Consolidated statements of changes in stockholders’ equity
From January 1st to September 30th, 2022
Million pesos

	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Accumulated results	Valuation of Financial Instruments to collect or sell	Valuation of derivative financial instruments for cash flow hedges	Employee defined benefit measures	Cumulative effect from conversion	Total controlling interest	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2021	29,799	4,903	26,940	107,740	(2,091)	399	(1,854)	9	165,845	49	165,894

Retrospective adjustment for initial adoption due to accounting changes				(1,276)					(1,276)		(1,276)
BALANCES AS OF DECEMBER 31, 2021 ADJUSTED	29,799	4,903	26,940	106,464	(2,091)	399	(1,854)	9	164,569	49	164,618
OWNER MOVEMENTS
Dividends declared				(17,878)					(17,878)		(17,878)
TOTAL	0	0	0	(17,878)	0	0	0	0	(17,878)	0	(17,878)
RESERVE MOVEMENTS
Capital reserves			1,260	(1,260)					0		0
TOTAL	0	0	1,260	(1,260)	0	0	0	0	0	0	0
INTEGRAL RESULT
Net income				20,199					20,199		20,199
Other comprehensive income
Valuation of Financial Instruments to collect or sell					(6,065)				(6,065)		(6,065)
Valuation of derivative financial instruments for cash flow hedges						(911)			(911)		(911)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(526)					(526))		(526)
Employee defined benefit measures							(144))		(144)		(144)
Non-controlling interest									0	(9)	(9)

TOTAL	0	0	0	19,673	(6,065)	(911)	(144)	0	12,553	(9)	12,544

BALANCE AS OF SEPTEMBER 30TH, 2022	29,799	4,903	28,200	106,999	(8,156)	(512)	(1,998)	9	159,244	40	159,284

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Consolidated statement of cash flows
From January 1st to September 30th, 2022
Million pesos

Net Income before Tax		27,028
Adjustments for items associated with investing activities
Exchange differences in cash and cash equivalents	655
Participation in the net result of other entities	(182)
Depreciation of property, furniture and fixtures	1,720
Amortizations of intangible assets	2,129
Deferred employee profit sharing	(68)
Provisions	1,546	5,800

Adjustments for items associated with financing activities
Expense interest from	2,171
Interest associated with financial instruments that qualify as a liability	1,244
Interest associated with financial instruments that qualify as capital	526	3,941

Changes in operating items
Changes in Bank and other loans	(4,495)
Changes in Margin accounts (financial derivatives instruments)	1,222
Changes in Investments in financial instruments	70,835
Changes in Debtors under sale and repurchase agreements	(155,632)
Changes in Derivatives (asset)	(82,935)
Changes in Loan portfolio (net)	(55,448)
Changes in Other receivables (net)	(24,470)
Changes in Foreclosed assets	(224)
Changes in Other operating assets (net)	(5,649)
Changes in Deposits	(7,915)
Changes in Creditors under sale and repurchase agreements	28,886
Changes in Collateral sold or pledged as guarantee	112,747
Changes in Derivatives (liability)	78,385
Changes in Other operating liabilities	16,280
Changes in Subordinated credit notes	(10,254)
Changes in Other payables	25,611
Payments of income taxes	(5,198)	(18,254)

Net cash from (used in) operating activities		18,515

Investing Activities
Proceeds from disposal of property, furniture and fixtures	1
Payments for acquisition of property, plant and equipment	(1,134)
Payments for acquisition of intangible assets	(1,946)
Cash dividend receipts	142

Net cash provided by (used in) investing activities		(2,937)

Financing Activities:
Payment of cash dividends	(17,878)

Net cash used in financing activities		(17,878)

Net changes in cash and a cash equivalents		(2,300)

Exchange differences in cash and cash equivalents		(1,414)

Cash and a cash equivalents, beginning of the year		80,835
Cash and a cash equivalents		77,121

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These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

FELIPE GARCIA ASCENCIO		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Summary of changes due to the initial recognition of 2022 accounting principles

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into force, approaching the convergence to IFRS international standards. Therefore, the Bank's financial statements for the first quarter, second quarter and third quarter of 2022 and their summaries are not comparable with the financial statements for the first quarter, second quarter, third quarter and fourth quarter of 2021. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

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Any reference to the “Balance Sheet” or “Income Statement” contained in this document, should be understood as “Statement of Financial Position” and “Statement of Comprehensive Income”, respectively.

In addition loan portfolio with credit risk stage 3 should be understood as what was previously understood as ”non-performing loan portfolio”.

Finally, references to the term “held-to-maturity securities” should be understood as “financial instruments to collect principal and interest (values)”. The above is consistent with the “Accounting Criteria applicable to credit institutions”.

The following table shows the accounting effects of the initial recognition of IFRS-9 on retained earnings:

Banco Santander México, S.A.
Summary of changes due to the initial recognition of 2022 accounting principles
Million Pesos
Concept	Amount

Preventive estimate for credit risks derived from the credit portfolio rating according to stages 1, 2 and 3 (a)	(1,449)*
Impairment estimate of governmental and Corporate financial instruments	(239)
Recognition of CVA of financial instruments	(165)
Recognition of FVA of financial instruments	(265)
Recognition of DVA of financial instruments	924
Recognition of right-of-use assets	5,036
Recognition of lease liabilities	(5,610)
Valuation of Foreclosed Assets, net	(10)
Commissions and costs by credit card – since their deferral is not allowed	(44)
Commissions and costs to accrue credits in stage 3	3
Total before tax	(1,819)
Deferred tax	543
Net effect on retained earnings	(1,276)

* Note: Include the following impacts that were charged agains capital, Ps.1,742 million in December 2021 due to the implementation of the CUB requirements related to NIF C-16 and Ps.(293) million in September 2022 related to the implementation of NIF C-16 mortgage model.

Disclosure notes regarding the adoption of IFRS-9, in accordance to regulatory requirements

Credit Risk: Loan Loss Reserves calculation

(a)	Allowance for impairment losses according to the loan portfolio by stages 1, 2 and 3:

In March 2020, the National Banking and Securities Commission (CNBV2) published in the DOF3 the 123° Resolution, amending the General Provisions applicable to Credit Institutions (CUB4), to align accounting

2 CNBV: Comisión Nacional Bancaria y de Valores – Local Regulator

3 DOF: Diario Oficial de la Federación – Official document where regulations, laws, etc. are published

4 CUB: Circular Única de Bancos – Local Regulation

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standards, as well as the classification and qualification of the credit portfolio, to IFRS-95, based on the financial reporting criteria issued by the Mexican Council of Financial Reporting Standards, with a mandatory effective date of January 1st 20226.

The foregoing implied changes in the methodologies for the credit portfolio qualification under the Standardized Models, contained in the CUB, as well as in the internal model approach (IRB7), for which the bank calculates it´s credit risk-weighted assets. For the latter, internal models used for provisions’ calculation under NIF7 C-16 (local IFRS-9) must be implemented within a period not exceeding 18 months from January 2022.

In addition, the credit portfolio has to be classified into three categories (stages), based on the performance of their credit risk from the time they were granted. Stages replace the previous performing / non-performing Loan classification. Stages are assigned based on the following criteria:

•	Stage 1: Includes loans without significant credit risk increase since origination; loans with days past due[8] less than or equal to 30 days.

The Loan Loss Reserve is calculated considering 12-month expected credit losses.

•	Stage 2: Includes loans with significant increase in credit risk since origination; loans with days past[9] due greater than 30 days and below 90 days, as well as customers that are classified in this Stage by the Portfolio Manager, using qualitative criteria evaluated in accordance with the Bank’s internal operations classification policies.

The calculated Reserve is based on the remaining life of the credit (lifetime), in addition a discount factor in the calculation of Loan Loss Reserve is considered.

•	Stage 3: Includes loans in default, with days past due[10] greater or equal to 90 days, as well as loans transferred to default by the Portfolio Manager, based on the assessment over quality deterioration, in addition to the Bank’s internal operations classification policies guidelines.

The calculated Reserve considers a probability of default equal to 100%.

In Addition to the changes related to IFRS 9, regulations include the following changes in the portfolio classification methodology:

•	Change in days considered for the classification in Stage 3 (formerly Non-performing Loans) of revolving credits (Credit Cards and Ágil), from 60 days (previous criteria) to 90 days;

•	The Loan Loss Reserves calculation for the Motorcycles portfolio must consider the Durable Consumer Goods Portfolio model, previously being calculated with the Car Loans model;

•	Change in the Loss Given Default (LGD) for the commercial portfolio, recognizing an increase in the parameter based on the elapsed time in Stage 3;

•	Previously, the accrued interests of customers classified as Non-performing loans had to be reserved at a 100%, with the new regulations, they must be reserved at the same coverage level as the rest of the contract.

Finally, Banco Santander has a plan to comply with the CUB requirements regarding the implementation of internal models for provisions under NIF C-16. Until the implementation of these provisions models, the capital requirement calculation for the IRB portfolios have and will use the current parameters of the internal IRB models, considering an escalation factor (multiplicative add-on) for credits classified in Stage 2.

5 IFRS 9: International Financial Reporting Standards 9

6 Originally, the implementation was in January 2021, however, in December 2020, the effective date was postponed to January 2022.

7 IRB: Internal Rating Based

7 NIF: Normas de Información Financiera (Financial Reporting Standards)

8 Days of delay < = 30 for commercial portfolio. For retail portfolio, ACT/ATR applies <=1,:

ATR: Monthly number of unpaid payable bills for non-revolving portfolios and

ACT: Number of consecutive defaults for the revolving portfolio (credit card)

9 30 < Days of delay < 90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR <=3.

10 Days of delay >=90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR > 3

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The impacts in Reserves due to the implementation of the CUB requirements related to
IFRS 9 which were charged against capital were as follows:

	NIF C-16 Implementation			NIF C-16 Mortgage Model
Entity	Reserve Dec-21	Reserve NIF C-16 Dec-21	Variation	Reserve Sep-22	Reserve NIF C-16 Sep-22	Variation	Total Variation
Banco Santander México, S.A.	15,434.60	17,011.58	1,576.97	12,809.86	12,516.81	(293.05)	1,283.92
Santander Consumo, S.A.	7,973.01	8,138.49	165.48	8,946.31	8,946.31	0.00	165.48
Santander Inclusión Financiera	32.94	32.73	(0.21)	45.07	45.07	0.00	(0.21)
Total	23,440.55	25,182.80	1,742.25	21,801.24	21,508.19	(293.05)	1,449.19

XI.Notes to Consolidated Financial Statements

▪ Significant accounting policies

▪ Earnings per share

▪ Consolidated statement of financial position by Segments

▪ Consolidated statements of comprehensive income by Segments

▪ Annex 1. Loan portfolio rating

▪ Annex 2. Financial ratios according to CNBV

▪ Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria issued by Comision Nacional Bancaria y de Valores. The effective date of this resolution was January 1, 2019.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced the decision to extend the entry into force of this Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was to be on January 1, 2021.

On April 8, 2020, the Commission, through a press release, decided, due to the contingency derived from the COVID-19 pandemic, to defer to January 1, 2022, the entry into force of the Resolution published in the Official Gazette of the Federation on March 13, 2020, which was scheduled for January 1, 2021.

In relation to the participants of the derivative contracts market, an amending Resolution was published on November 9, 2020 in the Official Gazette of the Federation where the term of its application is extended to January 1, 2023 so that the clearinghouses and clearing members are able to adjust their accounting information systems.

On December 4, 2020, as a consequence of the COVID-19 pandemic in which credit institutions reduced their operational capacity and human resources, the Commission decided to issue a Resolution through which it postponed the entry into force as of January 1, 2022 of all the Resolutions to the Accounting Criteria mentioned above.

Finally, on December 30, 2021, the Commission issued a Resolution that modifies the Accounting Criteria A-2 Application of particular standards, A-3 Application of general standards, B-1 Cash and cash equivalents, B-6 Loan Portfolio, B- 7 Foreclosed assets and Series D Criteria related to the basic financial statements. The objective of these modifications issued by the Commission is to make some clarifications in certain Accounting Criteria so that the credit institutions have clarity, security and consistency in the application of said criteria derived from the feedback process and monitoring of the implementation of the modifications. of the Accounting Criteria by credit institutions.

Mexican Financial Reporting Standards Board issued by the CINIF

The MFRS that are incorporated into the Accounting Criteria, either by modification or adoption and, which entered into force on January 1, 2022, are the following:

MFRS B-5 Financial information by segments

This MFRS establishes both the criteria to identify the segments subject to reporting of an entity, as well as the standards for disclosure of the financial information of said segments; likewise, it establishes disclosure requirements for certain information of the economic entity as a whole.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

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MFRS B-11 Disposal of long-lived assets and discontinued operations

This MFRS establishes the standards for valuation, presentation and disclosure in the disposal of long-lived assets and discontinued operations.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS B-12 Compensation of financial assets and financial liabilities

This MFRS establishes the rules related to the compensation rights that must be considered to present a financial asset and a financial liability for their compensated amount in the statement of financial position, as well as what are the characteristics that the intention to carry out the compensation must meet, based on the principle that a financial asset and a financial liability must be presented at their offset amount as long as the future cash flow of their collection or settlement is net.

MFRS B-17 Fair value determination

This MFRS establishes the standards for the determination of the fair value and its disclosure. It also indicates that fair value must use assumptions that market participants would use when setting the price of an asset or liability under current market conditions at a given date, including assumptions about risk. In this sense, it clarifies what the particular asset or liability that is being valued should consider, if it is monetary and if it is used in combination with other assets or on an independent basis, the market in which it would take place for the asset or liability. and the appropriate valuation technique(s) for determining fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-2 Investment in financial instruments

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of the investment in financial instruments in the financial statements of an economic entity. Additionally, it indicates the classification of the financial instruments in which it is invested, ruling out the concept of intention to acquire and the use of an investment in a debt or capital financial instrument to determine its classification.

The business model concept of managing investments in financial instruments is adopted to obtain cash flows, which may be obtaining a contractual return on a financial instrument, by collecting contractual returns and/or selling or obtaining profits for their purchase and sale, in order to classify the various financial instruments. This allows aligning the valuation of investments in financial instruments with the real strategic management of the business and not with an intention that may not be valid later.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-3 Accounts receivable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. Specifies that accounts receivable that are based on a contract represent a financial instrument.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS

MFRS C-9 Provisions, contingencies and commitments

This MFRS establishes the standards for the accounting recognition of provisions in the financial statements of entities, as well as the standards for disclosing contingent assets, contingent liabilities and commitments.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-10 Derivative financial instruments and hedging relationships

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of derivative financial instruments and hedging relationships in the financial statements of an economic entity. It focuses mainly on establishing that the hedging relationships must be aligned with the entity's risk management strategy and the fulfillment of the objectives of said strategy.

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Some aspects of the abrogated Accounting Criteria B-5 Derivatives and hedging operations remain in this MFRS.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this FRS.

MFRS C-13 Related parties

The purpose of this MFRS is to establish the particular disclosure standards applicable to operations with related parties. The foregoing to highlight the possibility that the financial statements could be affected or be affected in the future by the existence of related parties, as well as by the operations carried out and the outstanding balances with them.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-14 Transfer and derecognition of financial assets

This MFRS establishes the standards related to the accounting recognition of transfers and derecognition of financial assets other than cash, such as financial instruments receivable and negotiable financial instruments, as well as the presentation in the financial statements of said transfers and the related disclosures.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-16 Impairment of financial instruments receivable

This NIF establishes the standards for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable. The purpose of this standard is to properly indicate when and how an expected impairment loss should be recognized, instead of indicating only that different quantifiable future events should be foreseen; therefore, it establishes methodologies to improve financial information and the comparability of the recognition of expected losses.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-19 Financial instruments payable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments payable in the financial statements of an economic entity.

The Commission indicates in Accounting Criteria A-2 considerations in the application of this MFRS.

MFRS C-20 Financial instruments to collect principal and interest

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments to collect principal and interest in the financial statements of an economic entity that performs financing activities.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-22 Cryptocurrencies

This MFRS establishes the valuation, presentation and disclosure standards for the recognition in the financial statements of an entity:

a)	cryptocurrencies;

b)	cryptocurrency mining fees; and

c)	cryptocurrencies that you do not own, but that you hold in your custody.

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Likewise, it aims to establish the rules for determining the fair value of the cryptocurrencies in which the financial instruments receivable or payable recognized based on MFRS C-3, MFRS C-20 or MFRS C-19 are denominated, as appropriate.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS

MFRS D-1 Income from contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of income incurred to obtain or fulfill contracts with customers. The basic principle of this NIF is that an entity must recognize income when it transfers control over the agreed goods or services to customers, in exchange for the amount that reflects the consideration to which an entity considers it is entitled in exchange for goods or services.

MFRS D-2 Costs for contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of costs arising from contracts with customers. In particular, it establishes the rules for recognizing the costs to obtain a contract with a client and the costs to fulfill a contract with a client, if said costs are not within the scope of another MFRS.

MFRS D-5, Leases

This MFRS establishes the standards for the valuation, presentation and disclosure of leases in the financial statements of an economic entity, either as a lessee or as a lessor. In this sense, it introduces a single model for recognition of leases by the lessee and requires the latter to recognize the assets and liabilities of all leases with a duration of more than 12 months, unless the underlying asset is of low value. It is required to recognize a right-of-use asset that represents its right to use the underlying leased asset and a lease liability that represents its obligation to make lease payments.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS.

Accounting Criteria issued by the Commission

The main changes in the Accounting Criteria issued by the Commission that entered into force on January 1, 2022 were the following:

•	Accounting Criteria B-2 Investments in securities, B-5 Derivatives and hedging operations, B-11 Collection rights, C-1 Recognition and derecognition of financial assets, C-3 Related parties and C-4 Information by segments were repealed, and then the corresponding MFRS came into force, the same as described above.

•	The names were changed and the Accounting Criteria D-1 Statement of financial position (previously "Balance Sheet"), D-2 Statement of comprehensive income (previously "Income Statement"), D-3 Statement of changes in the stockholders' equity (previously "Statement of changes in stockholders' equity") and D-4 Statement of cash flows were adapted.

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In particular, the following Accounting Criteria were modified:

Accounting Criteria A-2 Application of particular standards

•	In relation to the requirements for consolidation of financial statements referred to in MFRS B-8 Consolidated or Combined Financial Statements, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10 Effects of Inflation.

•	It is indicated that in the application of MFRS B-15, the exchange rate to be used to establish the equivalence of the national currency with the US dollar, will be the exchange rate at the closing of the day on the date of transaction or preparation of the financial statements, as appropriate, published by the Bank of Mexico instead of the FIX exchange rate.

•	The obligation to disclose the historical amount of capital stock at the bottom of the statement of financial position is eliminated.

•	In relation to the requirements for the application of the equity method referred to in MFRS C-7, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10.

•	The requirement to present the liability generated by employee benefits within the caption "Other accounts payable" is eliminated. It will now be presented in a separate line item in the statement of financial position.

•	The requirement to disclose the form or the calculation bases used to calculate the income taxes caused and determine the PTU is eliminated. Accounting Criteria A-3 Application of general standards

Accounting Criteria A-3 Application of general standards

•	The obligation to reclassify as overdue debt and the simultaneous constitution of an estimate for irrecoverability or difficult collection for its total amount is eliminated for those settlement accounts in which the amount receivable is not realized within 90 calendar days after the date they were registered.

•	The estimate of expected credit losses corresponding to the amounts receivable in clearing accounts must be determined in accordance with the provisions of MFRS C-16.

•	The balance of the debit and credit settlement accounts may be offset in terms of the provisions of the offset rules provided for in MFRS B-12.

•	Additional disclosures are required regarding the Updated Price for Valuation that is provided by the price supplier in determining the fair value, in addition to what is indicated in the Accounting Criteria or the corresponding MFRS.

Accounting Criteria B-1 Cash and Cash Equivalents

•	The name of the Accounting Criteria is modified. It was called "Availabilities".

•	The definitions of: Cash, Cash Equivalents and Highly Liquid Financial Instruments are incorporated.

•	Deposits in financial entities represented or invested in securities that do not meet the assumptions set forth in this Accounting Criteria will be subject to MFRS C-2.

•	Cash should be initially recognized at its nominal value, while all cash equivalents, on initial recognition, should be valued at fair value. The returns generated by cash and cash equivalents will be recognized in the results of the year as they accrue.

•	Cash must be kept valued at its nominal value, while cash equivalents must be valued at their fair value.

•	Highly liquid financial instruments must be valued based on the provisions of the regulations on financial instruments, in accordance with the business model that corresponds to each type of instrument.

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Accounting Criteria B-3 Repos

•	The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

•	For purposes of compensation between financial assets and liabilities, acting as the entity as reporting entity, the provisions of MFRS B-12 must be observed.

•	The requirement to disclose the agreed rate in the relevant operations is incorporated.

Accounting Criteria B-4 Securities Lending

•	The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

Accounting Criteria B-6 Loan Portfolio

•	The collection rights acquired by the entity that are in the cases provided for in this criterion are subject to MFRS C-20.

•	The definition of: Write-off, Amortized cost, Credit, Commercial credits, Line of credit and unpaid balance is modified.

•	The definitions of: Portfolio with credit risk stage 1, stage 2 and stage 3, Transaction costs, Collection rights, Effective interest method, Common risk, Effective interest rate and unguaranteed residual value are added.

•	The definitions of: Troubled Portfolio, Current Portfolio, Overdue Portfolio, Commission for granting credit and Purchase option at a reduced price are eliminated.

•	A section related to the business model similar to that contained in IFRS 9 is incorporated. The business model refers to how the entity administers or manages the credit portfolio to generate cash flows. That is, the entity's business model determines whether the cash flows will come from obtaining contractual cash flows, from the sale of the loan portfolio, or from both.

•	The loan portfolio must be recognized in terms of this criterion, if the objective of the business model is to preserve the loan portfolio to collect the contractual cash flows and the terms of the contract foresee cash flows on pre-established dates, which correspond only to principal and interest payments on the principal amount outstanding. If the foregoing is not met, it must be treated in accordance with the provisions of MFRS C-2.

•	The entity must document the tests it performs to determine that a loan or portfolio of loans complies with the assumption that the cash flows of the contract correspond only to payments of principal and interest, or that, due to its characteristics, it should be valued at fair value.

•	The entity must periodically evaluate, in accordance with its policies established for such purposes, the characteristics of its business model to classify the loan portfolio based on its objective. The aforementioned policies must be duly documented.

•	In the initial recognition, the price of the transaction must be quantified, which corresponds to the net amount financed.

•	The net amount financed is that which results from adding or subtracting from the original amount of the credit, the insurance that would have been financed, the transaction costs, commissions, interest and other items collected in advance.

•	The transaction price corresponds to the fair value of the loan portfolio at initial recognition and will be the basis for applying the effective interest method with the effective interest rate, that is, it is the basis for calculating the amortized cost of the portfolio for later recognition.

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•	The balance in the credit portfolio will be the amount effectively granted to the borrower, which will be recorded independently of the transaction costs and the items collected in advance.

•	Transaction costs and items collected in advance will be recognized as a deferred charge or credit, as appropriate, which will be amortized against results during the life of the credit according to the effective interest rate. Previously, they were recorded as a deferred loan, which was amortized against results under the straight-line method over the life of the loan.

•	The commissions charged and transaction costs related to the granting of credit cards must be recognized directly in results at the time the credit is granted, instead of being amortized in results over a period of 12 months.

•	Commissions collected and transaction costs originating from a line of credit, will be recognized as a credit or a deferred charge, as appropriate, which will be amortized against the results for the period corresponding to the term granted in the line of credit. Previously, they were amortized against the results of the year under the straight-line method over a period of 12 months.

•	A section is included in which the steps to follow to determine the effective interest rate are explained.

•	Loan portfolio acquisitions should be recognized at fair value (transaction price) plus transaction costs on the date of agreement. Previously, they were recognized on the acquisition date at their contractual value, adjusting the difference with respect to the acquisition price.

•	The balance of the acquired portfolio is recorded separately from the transaction costs, which are recognized as a charge or deferred credit, as appropriate, which are amortized against the results of the year during the life of the loan, in accordance with the effective interest rate.

•	The methodology for accounting recognition in financial leasing operations is modified when the entity acts as lessor in which it will recognize at the beginning of the contract within the loan portfolio, the contractual value of the leasing operation plus the non-guaranteed residual value that is accumulated for the benefit of the lessor, against the cash outflow, and the financial income to be accrued will be recognized based on the unpaid balance of the credit against the results of the year, under the heading of "Interest income" in accordance with NIF D -5.

•	In financial factoring, discount and assignment of credit rights operations, the financial income to be accrued will be recognized in the statement of comprehensive income according to the effective interest rate, instead of under the straight-line method during the life of the credit.

•	In its subsequent recognition, the loan portfolio must be valued at its amortized cost, which must include the increases due to the effective interest accrued, the decreases due to the amortization of transaction costs and items collected in advance, as well as the decreases for the collection of principal and interest and for the preventive estimate for credit risks.

•	The increase due to the adjustment in the revaluation of the unpaid balance of loans denominated in Minimum Wage Times (VSM) or in the Unit of Measurement and Updating (UMA) is recognized as part of the amortized cost as interest income against results. Previously, the adjustment was recognized as a deferred credit that was amortized in income as interest income over a 12-month period.

•	The concept of current portfolio and overdue portfolio is modified in order to have a methodology to rate the credit portfolio of credit institutions that incorporates the best international practices.

•	The classification of the credit portfolio by portfolio in stages 1, 2 or 3 is specified, including its transfer between these different stages, which allows better control of the credit risk to which credit institutions are subject and establishes consistent with those risks, preventive estimates for credit risks.

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•	If the entity restructures a loan with stage 1 and 2 credit risk, or partially settles it through a renewal, it calculates the profit or loss on the renegotiation as follows:

a)	determines the book value of the credit without considering the preventive estimate for credit risks;

b)	determines the new future cash flows on the restructured or partially renewed amount, discounted at the original effective interest rate, and

c)	recognizes the difference between the book value and the cash flows determined in subparagraph b above as a charge or deferred credit against the profit or loss for renegotiation of the loan portfolio in the statement of comprehensive income.

•	The amount of the partially restructured or renewed loan will serve as the basis for applying the original effective interest rate, which should only be adjusted, where appropriate, to include transaction costs, commissions and other items collected in advance generated in the renegotiation.

•	Deferred items pending amortization (transaction costs and items collected in advance), as well as those originating from the renegotiation, will be amortized during the new loan term based on the effective interest rate. Previously, the commissions charged for loan restructuring or renewal were added to the commissions charged for the granting as a deferred loan, which was amortized against the results of the year under the straight-line method during the new term of the loan.

•	The determination of profit or loss due to renegotiation is not applicable to credit cards, lines of credit, or loans with stage 3 credit risk.

•	If the entity renews a credit, it will be considered that there is a new credit, so the previous credit must be canceled in the case of a total renewal.

•	Indicates the classification and transfers of the renegotiated loan portfolio according to its categorization by level of credit risk.

•	Incorporates certain clarifications in relation to the subject of sustained payment.

•	Clarifies that the accumulation of interest accrued at the time the unpaid balance of the loan is considered as having stage 3 credit risk. Likewise, the balance pending amortization of transaction costs, as well as items collected in advance and if any, the effect of profit or loss in renegotiation pending amortization, are recognized against the results of the year.

•	The obligation to create an estimate for an amount equivalent to the total accrued interest or financial income not collected at the time of transfer of the credit as past-due portfolio is eliminated.

•	As long as the credit remains in the portfolio with stage 3 credit risk, interest control will be carried out in memorandum accounts. In the event that the interests recorded in memorandum accounts are forgiven or written off, they must be canceled from memorandum accounts without affecting the item of the preventive estimate for credit risks.

•	The estimate of expected credit losses corresponding to items directly related to the credit portfolio, such as court costs, as well as the undrawn balance of lines of credit, must be constituted in accordance with the provisions of the Provisions.

•	It must be evaluated periodically if a loan with stage 3 credit risk should remain in the statement of financial position, or be written off. In any case, there must be evidence of the formal collection procedures that have been carried out, as well as the elements that prove the practical impossibility of recovering the credit in accordance with the internal policies of the entity established in its credit manual.

•	The costs and expenses incurred for the recovery of the credit portfolio must be recognized as an expense within the caption "Other income (expenses) of the operation" of the income statement.

•	Loan portfolio sales will comply with the provisions of MFRS C-14.

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Accounting Criteria B-7 Foreclosed assets

•	The definition of Foreclosed Assets is modified.

•	The definitions of: Disposal cost and Net realizable value are added.

•	What should be considered as the recognition value of the foreclosed assets is modified.

•	It is specified that the difference between the value of the asset that gave rise to the award, net of estimates, and the recognition value of the determined foreclosed asset, will be recognized in the results of the year as "Other income (expenses) of the operation".

•	Maintains the rules related to the amount of the estimate that recognizes signs of impairment due to potential losses in value due to the passage of time of the foreclosed assets.

Accounting Criteria B-8 Guarantees

•	The definitions of: Guarantee, Commitment and Onerous Contract are added.

•	Income from commissions from the granting of guarantees will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-9 Custody and administration of assets

•	Virtual assets are included within the definition of Goods subject to custody or administration.

•	The definitions of: Acquisition cost and Fair value are modified.

•	Income from custody or administration services will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-10 Trusts

•	Income from trust management will be recognized based on the provisions of MFRS D-1.

Accounting Criteria C-2 Securitization operations

•	The definitions of: Financial asset, Assignor (Transfer), Assignee (Receiver), Financial liability and Fair value are modified.

•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

•	The definition of Continuous Involvement is incorporated.

References to MFRS C-14 are included, which must be considered for derecognition and transfer of financial instruments.

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Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	September 2022			September 2021			September 2020

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	20,199	6,781,322,904	2.98	12,835	6,775,305,492	1.89	14,674	6,776,735,033	2.17

Treasury stock		5,671,453			11,688,865			10,259,324

Diluted earnings per share	20,199	6,786,994,357	2.98	12,835	6,786,994,357	1.89	14,674	6,786,994,357	2.16

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	20,199	6,786,994,357	2.98	12,835	6,786,994,357	1.89	14,674	6,786,994,357	2.16

Balance outstanding shares as of September 30th, 2022	6,781,322,904

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Consolidated statement of financial position by Segments
Million pesos
	As of September 30, 2022			As of September 30, 2021
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	0	0	0	42,809	34,803	19,185
Cash and cash equivalents	45,106	24,817	7,198	0	0	0
Margin accounts (derivatives financial instruments)	0	5,039	0	0	3,938	0
Investment in securities	0	0	0	0	132,857	378,484
Investments in financial instruments	0	91,728	341,009	0	0	0
Debtors under sale and repurchase agreements	0	224,118	0	0	16,493	0
Derivatives financial instruments	0	252,394	16,162	0	188,043	10,212
Valuation adjustment for hedged financial assets	0	0	(44)	0	0	89
Total loan portfolio	676,444	125,875	0	621,898	93,861	0
(+/-) Deferred items	2,129	51	0	0	0	0
Allowance for loan losses	(20,677)	(821)	0	(20,598)	(3,357)	0
Loan portfolio (net)	657,896	125,105	0	601,300	90,504	0
Other receivables (net)	0	71,654	15,628	375	87,827	17,647
Foreclosed assets (net)	436	0	0	118	0	0
Long-life assets held for sale or for distribution to owners	0	0	1,586	0	0	0
Property, furniture and fixtures (net)	10,743	1,144	287	10,200	1,162	271
Long-term investment in shares	0	0	90	0	0	2,225
Deferred taxes and deferred profit sharing (net)	0	0	0	0	0	19,423
Other assets	0	0	0	2,183	1,683	7,307
Advance payments and other assets (net)	868	669	2,905	0	0	0
Rights of use assets for property, furniture and equipment (net)	4,871	510	128	0	0	0
Deferred income tax assets (net)	0	0	21,008	0	0	0
Intangible assets (net)	1,465	1,130	4,905	0	0	0
Goodwill	1,735	0	0	0	0	0
Total assets	723,120	798,308	410,862	656,985	557,310	454,843

Liabilities
Deposits	630,182	99,028	36,345	648,983	105,079	12,274
Credit instruments issued	0	2,848	92,111	0	1,332	75,642
Interbank loans and other organizations	15,574	2,250	8,622	14,252	41	19,548
Creditors under sale and repurchase agreements	11,105	214,639	0	9,069	180,496	0
Collateral sold or pledged as guarantee	0	199,271	0	0	20,841	0
Derivatives financial instruments	0	256,109	3,614	0	187,632	9,328
Valuation adjustment of financial liabilities hedging	0	0	(33)	0	0	0
Lease liabilities	5,499	570	143	0	0	0
Other payables	28,676	113,963	1,875	35,648	130,595	1,243
Subordinated credit notes	0	0	40,240	0	0	51,379
Employee benefits	10,017	0	93	0	0	0
Deferred revenues and other advances	265	0	0	736	0	0
Total liabilities	701,318	888,678	183,010	708,688	626,016	169,414
Total stockholders’ equity	69,595	24,123	65,566	63,155	22,284	79,581
Total liabilities and stockholders’ equity	770,913	912,801	248,576	771,843	648,300	248,995

Consolidated balance sheet and consolidated income statement by segment

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Consolidated statements of comprehensive income by Segments
Million pesos
	9M22			9M21
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	47,598	4,059	406	42,921	3,526	592
Provisions for loan losses	(10,287)	2,772	-	(14,533)	(1,995)	-
Net interest income after provisions for loan losses	37,311	6,831	406	28,388	1,531	592
Commission and fee income (net)	14,361	1,440	(375)	12,633	1,601	(12)
Net gain (loss) on financial assets and liabilities	967	2,540	(349)	1,037	2,122	530
Other operating income	(4,096)	(404)	(1,925)	(1,979)	32	227
Administrative and promotional expenses	(26,372)	(3,077)	(554)	(26,132)	(3,446)	(1,021)
Operating income	22,171	7,330	(2,797)	13,947	1,840	316

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

Annex 1. Loan portfolio rating

As of September 30th, 2022
Million pesos
Allowance for loan losses
Category	Loan Portfolio	Commercial	Non-revolving consumer loans	Credit card and other revolving loans	Mortgages	Total

Risk “A”	773,891	1,303	407	2,631	414	4,755
Risk “A-1”	713,841	1,057	269	1,396	326	3,048
Risk "A-2"	60,050	246	138	1,235	88	1,707
Risk "B"	80,553	639	1,437	850	196	3,122
Risk "B-1"	42,739	83	794	483	72	1,432
Risk "B-2"	16,091	20	415	190	72	697
Risk "B-3"	21,723	536	228	177	52	993
Risk "C"	26,134	294	429	1,001	1,094	2,818
Risk "C-1"	12,620	193	172	388	204	957
Risk "C-2"	13,514	101	257	613	890	1,861
Risk "D"	14,053	897	287	1,676	1,635	4,495
Risk "E"	9,057	1,869	1,821	1,137	905	5,732
Total rated portfolio	903,688	5,002	4,381	7,295	4,244	20,922

Provisions created						20,922
Complementary provisions						576

Total						21,498

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of September 30th, 2022.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	3Q22	2Q22	3Q21	9M22	9M21

Past due loans ratio	2.01	2.56	2.85	2.01	2.85

Past due loans coverage	133.58	121.19	117.56	133.58	117.56

Operative efficiency	2.25	2.31	2.60	2.16	2.47

ROE	20.50	16.92	11.92	16.86	10.53

ROA	1.77	1.57	1.17	1.45	1.04

Capitalization ratio:
Credit Risk	29.22	30.53	32.62	29.22	32.62
Credit, Market and operational risk	18.90	19.28	21.46	18.90	21.46

Liquidity	93.07	94.32	102.20	93.07	102.20

NIM (Net Interest Margin)	4.52	3.73	3.05	3.81	2.74

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of September 30th 2022
Million pesos, except for number of shares

1. Investments in Financial Instruments
Investments in Financial Instruments are constituted as follows:

Book Value
Negotiable financial instruments:
Bank securities	8,646
Government securities	83,058
Shares	2,772
94,476

Financial instruments to collect or sell:
Government securities	327,606
Private securities	232
Shares	570
328,408

Financial instruments to collect principal and interest (securities)(net):
Government securities	7,780
Government securities (special cetes)	2,073
9,853
Total	432,737

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	2,500
Government securities	221,618
Total	224,118

Credit balances
Bank securities	5,077
Government securities	220,413
Private securities	254
Total	225,744
(1,626)

3. Investment in securities different to government securities
At September 30th, 2022 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

4. Derivatives

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4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30th, 2022, are as follows:
Trading:
Swaps
Interest rate	7,871,514
Cross currency	972,290
Equity	450

Futures	Buy	Sell

Interest rate	18	-
Foreign currency	16,265	26,932
Index	7	9

Forward contracts
Foreign currency	409,645	3,605

Options	Long	Short
Interest rate	63,314	105,001
Foreign currency	83,290	88,312
Indexes	227	2,014
Equity	2,554	3,368

Total trading derivatives	9,419,574	229,241

Hedging:
Cash flow
Cross currency swaps	12,825
Foreign Exchange Forwards	60,372

Fair value
Interest rate swaps	128,656
Cross currency swaps	26,503

Total hedging derivatives	228,356

Total derivative financial instruments	9,647,930	229,241

5. Credit Portfolio by Sector
V. Identification of the portfolio by stages of credit risk, as well as by type of credit and by type of currency.
2022
	Stage 1	Stage 2	Stage 3	Total

By loan type:
Commercial, financial and industrial loans	350,924	14,594	4,587	370,105
Public sector loans	80,128	3,024	-	83,152
Mortgage loans	191,067	9,114	7,523	207,704
Installment loans to individuals	134,104	3,270	3,984	141,358
Revolving consumer credit card loans	56,709	1,762	2,100	60,571
Non-revolving consumer loans	77,395	1,508	1,884	80,787
	756,223	30,002	16,094	802,319

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5a. Loan Portfolio Stage 1 and Stage 2
The loan portfolio, by type of loan and currency, as of September 30th, 2022, is constituted as follows:

	Amount
Stage 1	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	273,245	59,567	2,469	796	336,077
Financial entities	14,260	587	-	-	14,847
Government entities	61,913	18,215	-	-	80,128
Commercial loans	349,418	78,369	2,469	796	431,052
Consumer loans	134,104	-	-	-	134,104
Media and residential	179,865	294	1,472	-	181,631
Of social interest	268	-	-	-	268
Credits acquired from Infonavit or Fovissste	9,168	-	-	-	9,168
Mortgage loans	189,301	294	1,472	-	191,067
Total loan portfolio Stage 1	672,823	78,663	3,941	796	756,223

Stage 2	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	12,401	2,193	-	-	14,594
Government entities	3,024	-	-	-	3,024
Commercial loans	15,425	2,193	-	-	17,618
Consumer loans	3,270	-	-	-	3,270
Media and residential	8,533	19	307	-	8,859
Credits acquired from INFONAVIT or FOVISSSTE	255	-	-	-	255
Mortgage loans	8,788	19	307	-	9,114
Total loan portfolio Stage 2	27,483	2,212	307	-	30,002

6. Loan Portfolio Stage 3
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,078	158	-	4,236
Financial entities	351	-	-	351
Commercial loans	4,429	158	-	4,587
Consumer loans	3,984	-	-	3,984
Media and residential	6,639	52	181	6,872
Of social interest	5	-	-	5
Credits acquired from INFONAVIT or FOVISSSTE	646	-	-	646
Mortgage loans	7,290	52	181	7,523
Total loan portfolio Stage 3	15,703	210	181	16,094

The analysis of movements in non-performing loans from December 31st, 2021 to September 30th, 2022, is as follows:

Balance as of December 31st, 2021	16,391

Plus: Transfer from performing loan portfolio to non-performing loan portfolio	28,068

Collections
Cash	629
Transfer to performing loan portfolio	(14,998)
Proceeds from foreclosure proceedings	(348)

Write-offs	(13,648)
Adjustment for exchange rate	0

Balance as of September 30th, 2022	16,095

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7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to September 30th, 2022, is as follows:

Balance as of January 1st, 2022	23,174

Allowance for loan losses	7,515
Write-offs	(13,569)
Foreign exchange result	2,929
Initial adoption of accounting criteria	1,449
Balance as of September 30th 2022	21,498

The table below presents a summary of write-offs by type of product as of September 30th, 2022:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,865	119	1,984	39.0
Mortgage loans	375	36	411	8.1
Credit card loans	1,271	77	1,348	26.5
Consumer loans	1,327	22	1,349	26.5
Total	4,838	254	5,092	100.0

Second quarter
Commercial loans	1,161	109	1,270	30.0
Mortgage loans	410	48	458	10.8
Credit card loans	1,111	54	1,165	27.5
Consumer loans	1,316	22	1,338	31.6
Total	3,998	233	4,231	100.0

Third quarter
Commercial loans	799	89	888	20.9
Mortgage loans	386	41	427	10.1
Credit card loans	1,247	52	1,299	30.6
Consumer loans	1,615	17	1,632	38.4
Total	4,047	199	4,246	100.0

Accumulated 2022
Commercial loans	3,825	317	4,142	30.5
Mortgage loans	1,171	125	1,296	9.6
Credit card loans	3,629	183	3,812	28.1
Consumer loans	4,258	61	4,319	31.8
Total	12,883	686	13,569	100.0

8. Problematic loans

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

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9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.2,073 million correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					2,161

Total securities held to maturity (no reserve)					2,161
Minus-
Reserve for Special CETES					(88)
Total securities held to maturity , net					2,073

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at September 30th, 2022, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	0	07-jul-22	0	0
B4-270701	423-2	15,292,752	01-jul-27	141	2,161
B4-220804	431-2	0	04-aug-22	0	0
BC-220804	431-2	0	04-aug-22	0	0
					2,161

10. Average interest rates paid on deposits
The average interest rates paid on deposits during September 2022, is as follow:
	Pesos	USD
Average balance	436,106	71,950
Interest	2,706	6
Rate	2.43%	0.03%

11. Bank and other loans

11. Bank and other loans
As of September 30th, 2022, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Local bank loans	47	9.62	To 5 years
Public fiduciary funds	17,223	8.98	From 1 day to 8 years
Development banking institutions	5,041	9.45	From 1 day to 14 years
Total	22,311

Loans in foreign currency

Call money	1,308	2.50	From 1 to 3 days
Public fiduciary funds	2,552	3.18	From 1 day to 9 years
Development banking institutions	89	4.53	From 1 to 9 months
Total	3,949

Total loans	26,260
Accrued interests	186
Total bank and other loans	26,446

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12. Current and deferred taxes

Current taxes are composed as follows at September 30th, 2022

Income taxes	5,224
Deferred taxes	236	(1)
Total Bank	5,460
Current and-deferred taxes from other subsidiaries	1,369
Total consolidated Bank	6,829

(1) Deferred taxes are composed as follows:

Global provision	526
Fixed assets and deferred charges	(404)
Net effect from financial instruments	(332)
Accrued liabilities	302
Others	144
Total Bank	236	(1)
Allowance for loan losses of subsidiaries, net	(628)
Others, subsidiaries	11
Total deferred tax, consolidated Bank	(381)

As of September 30th, 2022, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,454
Other	11,554
Total deferred income tax (net)	21,008
Deferred taxes registered in balance sheet accounts	21,008
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing
As of September 30th, 2022, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,100
Fixed assets and deferred charges	625
Accrued liabilities	351
Capital losses carryforward	514
Commissions and interests early collected	147
Foreclosed assets	82
Labor obligations	139
Derivative financial transactions of exchange rate	219
Net effect from financial instruments	637
Deferred EPS asset:	3,814

Deferred EPS liability:

Advance payments	(203)
Deferred EPS liability	(203)

Less - Reserve	(82)
Deferred EPS asset (net)	3,529

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14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,702
2	Earnings from previous fiscal years	86,590
3	Other elements of other comprehensive income (and other reserves)	37,699
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	158,991
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	7,264
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	18
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,007
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	39,147
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	36,131
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	2,511
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0

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N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	505
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	58,318
29	Level 1 Common Capital (CET1)	100,673
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	14,089
31	of which: Qualify as capital under the applicable accounting criteria	14,089
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	14,089
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	14,089
45	Level 1 capital (T1 = CET1 + AT1)	114,762
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,151
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	411
51	Level 2 capital before regulation adjustments	26,562
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

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56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	26,562
59	Total stock (TC = T1 + T2)	141,324
60	Total Risk Weighted Assets	747,834
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	13.93%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.35%
63	Total capital (as percentage of assets weighted by total risks)	18.90%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	17.63%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	6.93%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basel 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	13,893
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.

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This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

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E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.

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56	National adjustments considered: Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,930,671
BG1	Funds Available	77,121
BG2	Margin accounts	2,382
BG3	Investment in securities	432,645
BG4	Debtors under sale and repurchase agreements	224,118
BG5	Securities loans)	0
BG6	Derivatives	268,556
BG7	Valuation adjustment for hedged financial assets	(44)
BG8	Total loan portfolio	746,580
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	90,466
BG11	Foreclosed assets (net	435
BG12	Property, furniture and fixtures (net)	16,563
BG13	Long-term investment in shares	40,486
BG14	Non current assets held for sale	1,586
BG15	Deferred income taxes (net)	16,375
BG16	Other assets (net)	13,404
	Liabilities	1,771,671
BG17	Deposits	862,818
BG18	Bank and other loans	26,446
BG19	Creditors under sale and repurchase agreements	225,744
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	199,271
BG22	Derivatives	259,723
BG23	Valuation adjustment for hedged financial liabilities	(34)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	147,292
BG26	Subordinated debentures outstanding	40,240
BG27	Deferred income taxes (net)	10,083
BG28	Deferred revenues and other advances	87
	Shareholders' Equity	159,000
BG29	Paid-in capital	34,702
BG30	Other capital	124,298
	Memorandum accounts	4,356,796
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	119
BG33	Credit commitments	172,611
BG34	Assets in trust or mandate	188,148
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,750,349
BG37	Collateral received by the entity	257,346
BG38	Collateral received and sold or pledged as guarantee	170,930
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	891
BG41	Other accounts	1,816,401

Earnings Release | 3Q.2022
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72

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 13,404 Minus: deferred charges and advance payments 2,511; intangibles 7,264; advance payments that are computed as risk assets 1,098; plus other assets are computed as risk assets 127
2	Intangible assets	9	7,264	BG16= 13,404 Minus: deferred charges and advance payments 2,511; intangibles 2,404; advance payments that are computed as risk assets 1,098; plus other assets that are computed as risk assets 127
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 432,645 Minus: Reciprocal investments in common capital of financial entities 18; Investments in securities computed as risk assets 432,627
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	18	BG3= 432,645 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 432,627
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,007	BG15= 19,900 Minus: Amount computed as risk asset 13,893
13	Reserves recognized as complementary capital	50	411	BG8= Total loan portfolio 746,580
14	Investments in subordinated debt	26 - B	0

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15	Investments in multilateral entities	26 - D	0	BG13= 40,486 Minus: Investments in subsidiaries 36,131; Investments in clearing houses 505; Investments in associated companies 110; Other investments that are computed as risk assets 3,740
16	Investments in associated companies	26 - E	36,131	BG13= 40,486 Minus: Investments in clearing houses 505; Investments in associated companies 110; Other investments that are computed as risk assets 3,740
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	2,511	BG16= 13,404 Minus: intangible assets 9,669; others assets that are computed as risk assets 1,098; plus other assets are computed as risk assets 127
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	505	BG13= 40,486 Minus: Investments in subsidiaries 36,131; Investments in associated companies 110; other investments that are computed as risk assets 3,740
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0

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33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,702	BG29
35	Retained earnings	2	86,590	BG30= 124,298 Minus: other items of earned capital 37,699, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	37,699	BG30= 124,298 Minus: Retained earnings 86,590 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	14,089	BG26= 40,420 More: Subordinated debt instruments non-convertible 26,151
39	Paid-in capital that meets with Exhibit 1-S	46	26,151	BG26= 40,420 More: Subordinated debt instruments convertible 14,089
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Earnings Release | 3Q.2022
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75

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.

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34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	112,422	8,994
Transactions with debt instruments in national currency with surtax and reviewable rate	5,087	407
Transactions in national currency with real rate or denominated in UDIs	5,904	472
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	2,558	205
Positions in UDIs or with yield referred to INPC	82	7
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	95	8
Transactions in foreign currency with nominal rate	46,279	3,702
Positions in foreign currency or with yield indexed to the exchange rate	5,716	457
Positions in shares or with yield indexed to the price of one share or set of shares	5,500	440
Positions in commodities	1	0
Impact Capital requirement for Gamma and Vega	1	0

Earnings Release | 3Q.2022
Banco Santander México
77

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	-	-
Group I-A (weighted at 10%)	-	-
Group I-A (weighted at 20%)	-	-
Group I-B (weighted at 2%)	245	20
Group I-B (weighted at 4.0%)	-	-
Group II (weighted at 0%)	-	-
Group II (weighted at 20%)	-	-
Group II (weighted at 50%)	1,852	148
Group II (weighted at 100%)	25,187	2,015
Group II (weighted at 120%)	-	-
Group II (weighted at 150%)	-	-
Group III (weighted at 2.5%)	-	-
Group III (weighted at 10%)	-	-
Group III (weighted at 11.5%)	-	-
Group III (weighted at 20%)	26,941	2,155
Group III (weighted at 23%)	98	8
Group III (weighted at 25%)	-	-
Group III (weighted at 28.75%)	-	-
Group III (weighted at 50%)	1	-
Group III (weighted at 57.5%)	-	-
Group III (weighted at 60%)	-	-
Group III (weighted at 75%)	-	-
Group III (weighted at 100%)	17,967	1,437
Group III (weighted at 115%)	-	-
Group III (weighted at 120%)	-	-
Group III (weighted at 138%)	-	-
Group III (weighted at 150%)	-	-
Group III (weighted at 172.5%)	-	-
Group IV (weighted at 0%)	-	-
Group IV (weighted at 20%)	8,469	677
Group V (weighted at 10%)	-	-
Group V (weighted at 20%)	8,644	692
Group V (weighted at 50%)	-	-
Group V (weighted at 115%)	-	-
Group V (weighted at 150%)	-	-
Group VI (weighted at 20%)	1,922	154
Group VI (weighted at 25%)	1,624	130
Group VI (weighted at 30%)	6,388	511
Group VI (weighted at 40%)	3,945	316
Group VI (weighted at 50%)	55,355	4,428
Group VI (weighted at 75%)	36,183	2,895
Group VI (weighted at 100%)	33,715	2,697
Group VI (weighted at 120%)	-	-
Group VI (weighted at 150%)	-	-
Group VI (weighted at 172.5%)	-	-
Group VII-A (weighted at 10%)	-	-
Group VII-A (weighted at 11.5%)	-	-
Group VII-A (weighted at 20%)	3,092	247
Group VII-A (weighted at 23%)	-	-
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Group VII-A (weighted at 50%)	41	3
Group VII-A (weighted at 57.5%)	-	-
Group VII-A (weighted at 75%)	9,877	790
Group VII-A (weighted at 85%)	703	56
Group VII-A (weighted at 100%)	109,473	8,758
Group VII-A (weighted at 115%)	-	-
Group VII-A (weighted at 120%)	-	-
Group VII-A (weighted at 138%)	-	-
Group VII-A (weighted at 150%)	-	-
Group VII-A (weighted at 172.5%)	-	-
Group VII-B (weighted at 0%)	-	-
Group VII-B (weighted at 20%)	1,492	119
Group VII-B (weighted at 23%)	-	-
Group VII-B weighted at 50%)	-	-
Group VII-B weighted at 57.5%)	11,188	895
Group VII-B (weighted at 100%)	41,035	3,283
Group VII-B (weighted at 115%)	283	23
Group VII-B (weighted at 120%)	-	-
Group VII-B (weighted at 138%)	-	-
Group VII-B (weighted at 150%)	-	-
Group VII-B (weighted at 172.5%)	-	-
Group VIII (weighted at 115%)	4,521	362
Group VIII (weighted at 150%)	1,394	112
Group IX (weighted at 100%)	17,116	1,369
Group IX (weighted at 115%)	-	-
Group IX (weighted at 150%)	-	-
Group X (weighted at 1250%)	1,198	96
Other Assets (weighted at 0%)	-	-
Other Assets (weighted at 100%)	26,875	2,150
Credit Valuation Adjustment on Derivative Operations	23,612	1,889
Re-securitization with Risk Degree 1 (weighted at 20%)	3,885	311
Re-securitization with Risk Degree 2 (weighted at 50%)	-	-
Re-securitization with Risk Degree 3 (weighted at 100%)	-	-
Re-securitization with Risk Degree 4 (weighted at 350%)	-	-
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 40%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 100%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 225%)	-	-
ReRe-securitization with Risk Degree 1 (weighted at 650%)	-	-
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	-	-

Earnings Release | 3Q.2022
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Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	79,872	6,390

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		70,133

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 3Q.2022
Banco Santander México
80

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 3Q.2022
Banco Santander México
81

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$26,120,250,000 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.

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82

28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Earnings Release | 3Q.2022
Banco Santander México
83

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$10,046,250,000 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends

Earnings Release | 3Q.2022
Banco Santander México
84

17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

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25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Earnings Release | 3Q.2022
Banco Santander México
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Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Sep-22
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,437,983
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(58,318)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,379,666
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	46,505
5	Add-on amounts for PFE associated with all derivatives transactions	47,689
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	94,195
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	224,118
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(169,087)
14	CCR exposure for SFT assets	32,138
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	87,169
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	172,611
18	(Adjustments for conversion to credit equivalent amounts)	(57,655)
19	Off-balance sheet items (sum of lines 17 and 18)	114,957
Capital and total exposures
20	Tier 1 capital	114,762
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,675,985
Leverage ratio
22	Basel III leverage ratio	6.85%

Earnings Release | 3Q.2022
Banco Santander México
87

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Sep-22
1	Total consolidated assets as per published financial statements	1,930,657
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(58,318)
4	Adjustments for derivative financial instruments	(174,362)
5	Adjustment for securities financing transactions	(136,949)
6	Adjustment for off-balance sheet items	114,957
7	Other adjustments	0
	Leverage ratio exposure	1,675,985

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Sep-22
1	Total consolidated assets as per published financial statements	1,930,657
2	operative derivative financial instruments	(268,556)
3	operative securities financing transactions	(224,118)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,437,983

Earnings Release | 3Q.2022
Banco Santander México
88

Table IV.1
Variation of the elements
	Jun-22	Sep-22
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	118,832	114,762	(3)
Adjusted assets	1,666,739	1,675,985	1
Leverage ratio	7.13%	6.85%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of September 30th, 2022, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.48,241 representing the 40.60% of the basic capital of the Bank.

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount of Ps.57,000 and the second with an amount of Ps.25,316, representing 47.97% and 21.30%, respectively.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

Earnings Release | 3Q.2022
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17. Dividends Policy

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)

In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity and capital ratios, regulatory matching, capacity of the payment systems, among others.

b)

Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)

Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)

Sound market practices.

e)

Strategies proposed in the banks internal committees.

f)

Compliance with the operation policies and procedures of the institution.

19. Shareholding

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

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Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows

CEO and General Direction

The following functions report to the President and CEO:

▪	Presidency

•	Deputy General Legal Director

•	Deputy General Director of Risks

•	Deputy General Director Corporate & Investment Banking

•	Deputy General Director of Strategy, Public Affairs and Chief of Staff of the Executive Presidency

•	Deputy General Management Business Strategy

•	Executive Management Chief Audit Executive

•	Executive Director Chief Information Security Officer

•	Director of Chief of Staff North America

•	Coordination and Monitoring Department

▪	Vice President of Commercial Network and EIB:

•	Deputy General Director Digital and Innovation

▪	Vice President of Administration and Finance:

•	Deputy General Director Intervention and Management Control

•	Deputy General Director Corporate Resources and Recoveries

•	Finance Executive Director

•	Human Resources Executive Director

•	Executive Director Deputy Head of Technology

•	Operations Executive Director

•	Financial Inclusion Executive Director

*Organizational structure effective as of September 30th, 2022. For the recent organizational changes announced, please refer the V. Relevant Events section of this report.

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

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The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

Earnings Release | 3Q.2022
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21. Transactions with related parties

Receivable
Funds available	4,311
Debtors under sale and repurchase agreements	410
Derivatives (asset)	111,592
Performing loan portfolio	7,949
Other receivables, (net)	3,773

Payable
Time deposits	3,445
Demand deposits	1,525
Credit instruments issued	1,014
Creditors under sale and repurchase agreements	2,507
Derivatives (liability)	90,222
Other payables	24,457
Creditors from settlement of transactions	1,683
Subordinated debentures	33,713

Revenues
Interest	64
Premium on sale and repurchase agreements	16
Others	225

Net Commissions	4,853
Net gain (loss) on financial assets and liabilities	10,109

Expenses
Interest	1,323
Administrative expenses	599
Technical assistance	2,591

22. Interests on loan portfolio
As of September 30th, 2022, the consolidated income statement includes, in the item "Interest income", Ps.66,163 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

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The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of third quarter of 2022 (unaudited) amounted to:

Bank
	VaR (Thousands of Mexican pesos)%
Trading Desks	27,526.57	0.02%
Market Making	21,307.15	0.02%
Proprietary Trading	9,291.88	0.01%

Risk factor
Interest rate	28,343.93	0.02%
Foreign exchange	7,989.09	0.01%
Equity	773.11	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the third quarter of 2022 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	34,911.04	0.02%
Market Making	28,828.49	0.02%
Proprietary Trading	10,755.27	0.01%

Risk factor
Interest rate	31,762.60	0.02%
Foreign exchange	11,423.03	0.01%
Equity	1,390.31	0.00%
* % of VaR with respect to Net Capital

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Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Jul-22	Aug-22	Sep-22	Average	Jul-22	Aug-22	Sep-22	Average
Balance MXN GAP	15%	19%	19%	18%	24%	50%	57%	44%
Scenario	Decrease	Decrease	Decrease	N/A	Increase	Increase	Increase	N/A
Balance USD GAP	23%	27%	29%	26%	28%	36%	34%	33%
Scenario	Decrease	Decrease	Decrease	N/A	Decrease	Decrease	Decrease	N/A

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock +100/+25 bps.

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third quarter of 2022:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	Decrease	(283)	1,254	(1,537)	Increase	(2,418)	2,821	(5,239)
Balance USD GAP	Decrease	(292)	(3)	(289)	Decrease	(1,019)	(427)	(592)

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock pf +100/+25 bps.

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The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y
Structural GAP	474,328	(21,924)	(133,222)	(128,807)	106,982	95,921	42,173	49,770	505,803	(42,370)
Non Derivative	449,494	(21,967)	(133,815)	(128,925)	101,625	94,907	39,482	49,453	495,679	(46,944)
Derivatives	24,833	44	593	118	5,358	1,014	2,692	318	10,123	4,575

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basel Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basel, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

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Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Credit Risk Exposure Advanced Management (CREAM), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

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Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 3Q of 2022:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jul-22	Aug-22	Sep-22	Average
Sovereign Risk, Development Banking and Financial Institutions	1,416	1,404	1,515	1,445
Corporates	582	579	670	610
Project Finance	204	185	175	188
Companies	190	163	289	214

Mart to Market
Millions of U.S. Dollars
Segment	Jul-22	Aug-22	Sep-22	Average
Sovereign Risk, Development Banking and Financial Institutions	49,895	42,917	63,117	51,976
Corporates	71	(162)	(15)	(35)
Project Finance	5	(50)	(82)	(42)
Companies	17	(171)	(218)	(124)

Weighted Rating
Segment	Jul-22	Aug-22	Sep-22	Average
Sovereign Risk, Development Banking and Financial Institutions	6.8	6.9	6.8	6.8
Corporates	6.6	6.6	6.6	6.6
Project Finance	5.4	5.6	5.6	5.5
Companies	5.8	5.7	5.8	5.8

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 3Q of 2022:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jul-22	Aug-22	Sep-22	Average
Sovereign Risk, Development Banking and Financial Institutions	23,951	21,741	21,185	22,292
Corporates	12	12	12	12
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 3Q of 2022, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 3Q of 2022
Interest Rate Derivatives	45.87%
Exchange Rate Derivatives	53.88%
Bonds Derivatives	0.00%
Equity Derivatives	0.25%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2022, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	Jul-22	Aug-22	Sep-22	Average
Sovereign Risk, Development Banking and Financial Institutions	3.39	3.02	3.58	3.33
Corporates	7.62	8.56	12.29	9.49
Project Finance	3.16	2.00	1.51	2.22
Companies	2.70	2.04	2.18	2.31

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The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 3Q of 2022:

Collateral received for derivatives
Percentage
Cash	78.36%
Debt issued by the Mexican Government	9.40%
Debt issued by Sovereigns other than the Mexico	12.24%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, the institution has established policies and procedures to operate under the risk exposure that the Bank is willing to accept.

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The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

During the third quarter of 2022, the monthly average Operational Risk loss reported by Banco Santander México is Ps.20.1 million. This amount represents a decrease of 46% compared to the same period in 2021.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

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A.  Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

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B.  Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.  Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter quarter of 2016, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the third quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows:

Summary of Derivative Financial Instruments
Million Pesos as of September 30th, 2022

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	413,251	712	1,411
Forwards	Equity	Trading	0	0	6

Futures	Foreign Currency	Trading	43,196	0	0
Futures	Market Index	Trading	16	0	0

Options	Equity	Trading	8,052	(1,701)	(1,866)
Options	Foreign Currency	Trading	171,602	(190)	(391)
Options	Market Index	Trading	110	0	1
Options	Interest Rate	Trading	168,315	(603)	(509)

Swaps	Cross Currency	Trading	972,290	3,744	2,910
Swaps	Interest Rate	Trading	7,871,514	(5,349)	(3,246)
Swaps	Equity	Trading	450	(328)	(212)

Forwards	Foreign Currency	Hedging	60,372	3,242	3,063

Swaps	Cross Currency	Hedging	39,327	4,021	1,642
Swaps	Interest Rate	Hedging	128,656	5,285	3,559

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the third quarter of 2022, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the third quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows:

Description	Maturities	Closed Positions
CAPS AND FLOORS	917	19
EQUITY FORWARD	16	0
OTC EQ	37	8
OTC FX	1,737	402
SWAPTIONS	0	0
FX FORWARD	32,443	138
IRS	2,107	119
CCS	158	4
EQUITY SWAP	0	0

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The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the third quarter of 2022, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the third quarter of 2022:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	0.07	(0.26)

Vega Risk factor
	EQ	FX	IR
Total	0.03	2.53	0.07

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.37	2.87

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It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the third quarter of 2022:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	1
Remote scenario	1,854
Possible scenario	568

Earnings Release | 3Q.2022
Banco Santander México
104

24. Disclosure of the Liquidity Coverage Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14th, 2018.

These regulations came into effect on March 1st, 2022.

During the third quarter of 2022, the weighted average CCL for the Bank is 181.11%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation		Consolidated Calculation
Million pesos		Amount unweighted (average)	Weighted amount (average)	Amount unweighted (average)	Weighted amount (average)
Liquidity Assets
1	Total high-quality liquid assets	Not applicable	259,745	Not applicable	259,745
Cash Outflows
2	Unsecured retail financing	301,512	16,970	301,512	16,970
3	Stable funding	263,614	13,181	263,614	13,181
4	Less stable funding	37,898	3,790	37,898	3,790
5	Unsecured wholesale funding	436,423	166,474	436,423	166,474
6	Operational deposits	237,463	55,192	237,463	55,192
7	Non-operational deposits	156,927	69,251	156,927	69,251
8	Unsecured debt	42,032	42,032	42,032	42,032
9	Secured wholesale funding	Not applicable	345	Not applicable	345
10	Additional requirements:	108,101	18,756	234,762	25,067
11	Outflows related to derivatives exposures and other collateral requirements	37,264	13,721	37,264	13,721
12	Outflows related to loss of funding on debt products	-	-	-	-
13	Credit and liquidity facilities	70,837	5,035	197,498	11,346
14	Other contractual funding obligations	101,048	345	101,048	345
15	Other contingent funding obligations	11,542	11,542	11,542	11,542
16	Total Cash Out	Not applicable	214,433	Not applicable	220,744
Cash Inflows
17	Cash inflows secured transactions	126,220	1,449	126,220	1,449
18	Cash inflows from operations unsecured	125,600	97,944	99,864	70,315
19	Other cash inflows	5,267	5,267	5,267	5,267
20	Total Cash Inflows	257,087	104,660	231,351	77,032
Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	259,745	Not applicable	259,745
22	Total Net Cash Out	Not applicable	109,795	Not applicable	143,713
23	Liquidity Coverage Ratio	Not applicable	252.54%	Not applicable	181.11%

The presented numbers are subject to review and therefore they might suffer changes.

Earnings Release | 3Q.2022
Banco Santander México
105

Notes related to the Liquidity Coverage Ratio

a)  Natural days contemplated in the quarterly report.

•	92 days.

b)  Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components.

•	During the third quarter, a marginal increase in the average ratio is reported, we observed a reduction in deposits implying a change in the mix, which was funded with Liquid Assets.

c)  Changes of major components within the quarter report.

•	During the third quarter, a marginal increase in the average ratio is reported, we observed a reduction in deposits implying a change in the mix, which was funded with Liquid Assets.

d)  Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)  Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)  Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)  Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)  Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)  Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

j)  The Coefficient impact of the incorporation of the Entities Subject to Consolidation, as well as the outflows derived from financial support for entities and societies that are part of the same financial group, consortium or business group that, in accordance with the Policies and Criteria, the institution's board of directors has authorized to grant.

•	The CCL does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Additional notes for the previous quarter

I.  Quantitative information:

a)  The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)  Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 2Q22, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

Earnings Release | 3Q.2022
Banco Santander México
106

30/06/2022	Term	Amount
Million pesos
Consolidated	90 days	265,719
Local Currency	90 days	150,269
Foreign Currency	30 days	154,348

c)  Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of June 30, 2022. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1	1-3 months	3-6 months	6-12 months	1-3	3-5 years	>5	Not
		month				years		years	Sensitive

Money Market	105,714	33,863	0	0	0	0	0	0	71,851
Loans	1,123,645	74,210	108,781	92,166	123,748	308,276	136,979	251,208	28,276
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	3,996	0	0	0	0	0	0	0	3,996
Securities	590,311	31,598	20,561	54,828	51,072	123,029	132,930	39,773	136,520
Permanent	29,373	0	0	0	0	0	0	0	29,373
Other Balance Sheet Assets	2,694,724	0	0	0	0	0	0	0	2,694,724
Total Balance Sheet Assets	4,547,763	139,672	129,342	146,994	174,820	431,305	269,909	290,981	2,964,739
Money Market	(213,118)	(102,599)	(402)	0	0	0	0	0	(110,116)
Deposits	(773,461)	(261,542)	(28,867)	(18,381)	(19,458)	(56,305)	(44,097)	(344,812)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(226,224)	(3,537)	(4,955)	(28,409)	(35,866)	(79,437)	(39,122)	(11,791)	(23,107)
Equity	(161,281)	0	0	0	0	0	0	0	(161,281)
Other Balance Sheet Liabilities	(2,755,316)	0	0	0	0	0	0	0	(2,755,316)
Total Balance Sheet Liabilities	(4,129,400)	(367,679)	(34,224)	(46,790)	(55,324)	(135,741)	(83,219)	(356,603)	(3,049,820)
Total Balance Sheet Gap	418,363	(228,007)	95,119	100,203	119,496	295,564	186,690	(65,621)	(85,081)
Total Off-Balance Sheet Gap	14,832	(20,442)	(253)	5,460	2,592	8,156	508	3,987	14,824
Total Structural Gap		(289,306)	93,970	104,931	120,891	303,504	187,199	(61,634)	(26,360)
Accumulated Gap		(738,534)	(195,336)	(90,405)	24,411	333,990	521,189	459,555	433,195

Earnings Release | 3Q.2022
Banco Santander México
107

II.  Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally, we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

Earnings Release | 3Q.2022
Banco Santander México
108

24a. Disclosure of the Net Stable Funding Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14th, 2018.

These regulations came into effect on March 1st, 2022.

During the third quarter of 2022, the CFEN for the Bank is 109.93%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation					Consolidated Calculation
Million pesos		Unweighted Amount by residual term				Weighted Amount	Unweighted Amount by residual term				Weighted Amount
		Without maturity	< 6 months	From 6 months to < 1 year	>1 year		Without maturity	< 6 months	From 6 months to < 1 year	>1 year
ELEMENTS AMOUNT OF STABLE FINANCING AVAILABLE
1	Capital	170,507	-	-	-	170,507	170,507	-	-	-	170,507
2	Fundamental Capital and non-fundamental basic Capital.	170,507	-	-	-	170,507	170,507	-	-	-	170,507
3	Other Capital instruments.	-	-	-	-	-	-	-	-	-	-
4	Retail Deposits	-	336,059	1,731	36	318,709	-	336,059	1,731	36	318,709
5	Stable Deposits.	-	291,885	1,355	29	278,607	-	291,885	1,355	29	278,607
6	Less Stable Deposits.	-	44,175	376	7	40,103	-	44,175	376	7	40,103
7	Wholesale Financing	-	815,062	25,143	80,666	339,633	-	815,062	25,143	80,666	339,633
8	Operational Deposits.	-	11,092	-	-	5,546	-	11,092	-	-	5,546
9	Other Wholesale Financing.	-	803,970	25,143	80,666	334,087	-	803,970	25,143	80,666	334,087
10	Interdependent Liabilities	-	1,304	-	-	-	-	1,304	-	-	-
11	Other Liabilities	-	104,272			26,650	-	110,244			26,650
12	Derivative Liabilities for purposes of the Net Stable Funding Ratio	Not applicable	-			Not applicable	Not applicable	-			Not applicable
13	All Liabilities and own resources not included in the previous categories.	-	77,622	-	26,650	26,650	-	83,594	-	26,650	26,650
14	Total Amount of Stable Financing Available	Not applicable	Not applicable	Not applicable	Not applicable	855,500	Not applicable	Not applicable	Not applicable	Not applicable	855,500
ELEMENTS AMOUNT OF STABLE FINANCING REQUIRED
15	Total eligible Liquid Assets for purposes of the Net Stable Funding Ratio.	Not applicable	Not applicable	Not applicable	Not applicable	25,951	Not applicable	Not applicable	Not applicable	Not applicable	25,951
16	Deposits in other Financial Institutions for Operational purposes.	-	81	-	-	40	-	81	-	-	40
17	Current Loans and Securities	2,820	430,303	60,062	427,943	505,251	2,820	395,270	81,406	481,675	564,889

Earnings Release | 3Q.2022
Banco Santander México
109

18	Guaranteed financing granted to Financial Entities with Liquid Assets eligible for Level I.	-	160,757	-	-	16,076	-	160,757	-	-	16,076
19	Guaranteed financing granted to Financial Entities with eligible liquid assets other than level I.	-	71,196	1,112	2,551	13,787	-	11,740	1,112	2,551	4,868
20	Guaranteed financing granted to Counterparties other than Financial Entities, which	-	181,623	53,347	224,948	297,810	-	206,047	74,691	278,681	366,366
21	They have a Credit Risk weight of less than or equal to 35% according to the Basel II Standard Method for Credit Risk.	-	39,364	3,014	54,407	56,554	-	39,364	3,014	54,407	56,554
22	Mortgage Loans (current), of which	-	7,295	5,603	184,245	156,698	-	7,295	5,603	184,245	156,698
23	They have a Credit Risk weight of less than or equal to 35% according to the Standard Method established in the Provisions.	-	946	730	31,796	21,505	-	946	730	31,796	21,505
24	Debt securities and shares other than Eligible Liquid Assets (that are not in default).	2,820	9,431	-	16,198	20,881	2,820	9,431	-	16,198	20,881
25	Interdependent Assets.	-	-	-	-	-	-	-	-	-	-
26	Other Assets	129,293	187,964			163,059	136,567	189,929			172,274
27	Physically traded basic raw materials (Commodities), including Gold.	-	Not applicable	Not applicable	Not applicable	-	-	Not applicable	Not applicable	Not applicable	-
28	Initial margin granted in transactions with derivative financial instruments and contributions to the loss absorption fund of central counterparties	Not applicable	4,476			3,805	Not applicable	4,476			3,805
29	Derivative Assets for purposes of the Net Stable Funding Ratio.	Not applicable	-			-	Not applicable	-			-
30	Derivative Liabilities for Net Stable Funding Ratio purposes before deduction for initial margin variation	Not applicable	-			2,275	Not applicable	-			2,275
31	All assets and operations not included in the previous categories.	129,293	142,530	1,410	39,548	156,979	136,567	142,566	1,750	41,136	166,194
32	Off-balance sheet transactions.	Not applicable	172,537			8,627	Not applicable	301,710			15,085
33	Total Amount of Stable Financing Required.	Not applicable	Not applicable	Not applicable	Not applicable	702,928	Not applicable	Not applicable	Not applicable	Not applicable	778,239
34	Net Stable Funding Ratio (%).	Not applicable	Not applicable	Not applicable	Not applicable	121.70%	Not applicable	Not applicable	Not applicable	Not applicable	109.93%

Earnings Release | 3Q.2022
Banco Santander México
110

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Net Stable Funding Ratio

a)	Main causes of the results of the Net Stable Funding Ratio and the evolution of its main components;

•	During the third quarter, it was observed that the ratio fell hand in hand with Commercial Gap, as well as by a reclassification of repos between financial and non financial.

b)	Changes of major components within the quarter report.

•	During the third quarter, it was observed that the ratio fell hand in hand with Commercial Gap, as well as by a reclassification of repos between financial and non financial.

c)	Evolution of the composition of Amount of Stable Financing Available and Amount of Stable Financing Required.

•	The Stable Financing Required has shown growth in recent months due to the reactivation of the Loan Portfolio, which has mostly been funded with Issues, and an increase in Deposits.

d)	The Net Stable Funding Ratio impact of the incorporation of the Entities Subject to Consolidation.

•	The Net Stable Funding Ratio does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Earnings Release | 3Q.2022
Banco Santander México
111

25. Implementation of effective interest rate in 2022

According the provisions of the Eleventh Transitory Article of the Resolution that amending the General Provisions applicable to Credit Institutions published on September 23rd, 2021 in the Federal Official Gazette, the Bank opted, in determining the cost amortized referred to in accounting criterion B-6 "Loan Portfolio", to continue using the contractual interest rate, as well as the straight-line method for recognizing the accrued interest on its loan portfolio. The Commissions collected and transaction costs during fiscal year 2022, as indicated in accounting criteria B-6 "Loan Portfolio" valid until December 31st, 2021.

The foregoing was notified in writing to the Vice Presidency of Supervision of Financial Groups and Intermediaries A of the Mexican National Banking and Securities Commission on December 16th, 2021 and with a scope dated April 5th, 2022. These notification documents explained in detail the reasons why the Bank is not in a position to apply the aforementioned effective interest rate during fiscal year 2022, together with the program for its implementation.

It is important to highlight that the Administration analyzed and determined that the difference between the recognition of the amortization of the commissions charged for the granting of the loan and the transaction costs during the life of the loan using the effective interest rate as indicated in the accounting criteria B-6 "Loan Portfolio" has little relative importance with respect to recognition using the straight-line method for these same concepts, as indicated in accounting criteria B-6 "Loan Portfolio" valid until December 31st, 2021. The foregoing taking into account the provisions of the Financial Information Standard (NIF) A-1 "Structure of Information Standards" and NIF A-4 "Qualitative Characteristics of Financial Statements" issued by the Mexican Council of Financial Information Standards , A.C. (CINIF) in the preparation and presentation of the Bank's financial statements.

26. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Eurostoxx 50	SX5E

Earnings Release | 3Q.2022
Banco Santander México
112

i)	Eurostoxx 50

Description

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values   in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ABI BB Equity	Anheuser-Busch InBev SA/NV
ASML NA Equity	ASML Holding NV	ADYEN NA Equity	Adyen NV
SAN SQ Equity	Banco Santander SA	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	ENEL IM Equity	Enel SpA
TTE FP Equity	TotalEnergies SE	SU FP Equity	Schneider Electric SE
AI FP Equity	Air Liquide SA	ALV GY Equity	Allianz SE
CS FP Equity	AXA SA	AIR FP Equity	Airbus SE
BNP FP Equity	BNP Paribas SA	BAYN GY Equity	Bayer AG
BN FP Equity	Danone SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
SAF FP Equity	Safran SA	VOW3 GY Equity	Volkswagen AG
AD NA Equity	Koninklijke Ahold Delhaize NV	MUV2 GY Equity	Munich Re
IBE SQ Equity	Iberdrola SA	SAP GY Equity	SAP SE
RMS FP Equity	Hermes International	RI FP Equity	Pernod Ricard SA
INGA NA Equity	ING Groep NV	ADS GY Equity	adidas AG
STLA IM Equity	Stellantis NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
PRX NA Equity	Prosus NV	MBG GY Equity	Mercedes-Benz Group AG
ITX SQ Equity	Industria de Diseno Textil SA	IFX GY Equity	Infineon Technologies AG
KNEBV FH Equity	Kone Oyj	DB1 GY Equity	Deutsche Boerse AG
FLTR ID Equity	Flutter Entertainment PLC	VNA GY Equity	Vonovia SE

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Earnings Release | 3Q.2022
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113

Historical Evolution:

Comparison base: September 30, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	3,503.96	3,697.40	424,874,522.63
2018	2,937.36	3,672.29	495,508,357.82
2019	2,954.66	3,782.27	450,435,611.05
2020	2,385.82	3,865.18	518,941,433.31
2021	3,481.44	4,401.49	326,130,347.13
1st Sem. 2020	2,385.82	3,865.18	629,402,342.08
2nd Sem. 2020	2,958.21	3,581.37	409,681,186.58
1st Sem. 2021	3,481.44	4,158.14	338,311,281.07
2nd Sem. 2021	3,928.53	4,401.49	314,148,015.38
1st Sem. 2022	3,427.91	4,392.15	423,421,325.35
April 2022	3,721.36	3,951.12	414,813,064.20
mayo 2022	3,526.86	3,841.62	362,627,392.90
June 2022	3,427.91	3,838.42	405,335,685.77
July 2022	3,359.83	3,708.10	377,078,767.32
August 2022	3,517.25	3,805.22	284,238,754.84
September 2022	3,279.04	3,646.51	378,371,344.60

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
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114

Quantitative examples that illustrate possible gains or losses

SXE406R DC069

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 0.00
5.00	189.76	Ps. 5.00
10.00	379.51	Ps. 10.00
15.00	569.27	Ps. 15.00
20.00	759.03	Ps. 20.00
25.00	948.78	Ps. 25.00
30.00	1,138.54	Ps. 30.00
35.00	1,328.30	Ps. 35.00
40.00	1,518.05	Ps. 40.00
45.00	1,707.81	Ps. 45.00
50.00	1,897.57	Ps. 50.00
55.00	2,087.32	Ps. 55.00
60.00	2,277.08	Ps. 60.00
65.00	2,466.83	Ps. 65.00
70.00	2,656.59	Ps. 70.00
75.00	2,846.35	Ps. 75.00
80.00	3,036.10	Ps. 80.00
85.00	3,225.86	Ps. 85.00
90.00	3,415.62	Ps. 90.00
93.00	3,529.47	Ps. 93.00
95.00	3,605.37	Ps. 95.00
100.00	3,795.13	Ps. 141.50
101.00	3,833.08	Ps. 141.50
103.00	3,908.98	Ps. 141.50
108.00	4,098.74	Ps. 141.50
110.00	4,174.64	Ps. 141.50
115.00	4,364.40	Ps. 141.50
120.00	4,554.16	Ps. 141.50
130.00	4,933.67	Ps. 141.50
134.00	5,085.47	Ps. 141.50
139.00	5,275.23	Ps. 141.50
144.00	5,464.99	Ps. 141.50
149.00	5,654.74	Ps. 141.50
154.00	5,844.50	Ps. 141.50
159.00	6,034.26	Ps. 141.50

Earnings Release | 3Q.2022
Banco Santander México
115

Shares

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
ADOBE Inc.	ADBE *
Alibaba Group Holding Limited	BABA N
Bank of America Corporation	BAC *
Citigroup Inc.	C *
Ishares China Large-CAP ETF	FXI *
Ishares Biotechnology ETF	IBB *
iShares Global Energy ETF	ICLN *
Johnson & Johnson	JNJ *
MercadoLibre Inc.	MELI *
Meta Platforms, Inc.	META *
Moderna, Inc.	MRNA *
NVIDIA Corporation	NVDA *
Paypal Holdings, Inc.	PYP L*
Invesco QQQ Trust	QQQ *
SHOPIFY INC.	SHOP N
ISHARES SEMICONDUCTOR ETF	SOXX *
SPDR S&P 500 ETF Trust	SPY *
QUALCOMM INC.	QCOM *
Visa, Inc.	V *
Energy Select Sector SPDR	XLE *
Financial Select Sector SPDR	XLF *
TECHNOLOGY SELECT SECTOR SPDR	XLK *

Earnings Release | 3Q.2022
Banco Santander México
116

(i)	ADOBE Inc. (ADBE *)

Stock Market where it is quoted

NASDAQ

Description:

Adobe Inc. develops, commercialize, and supports software products and technologies. Its products allow users express and use information in all print and electronic media. Offers a line of software application products, font products, and content to create, distribute, and manage information.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	147.94	185.40	2,852,429.44
2018	175.24	275.49	3,375,495.48
2019	215.70	331.20	2,691,140.37
2020	285.00	533.80	3,108,084.07
2021	421.20	688.37	2,396,435.33
1st Sem. 2020	285.00	440.55	3,480,350.00
2nd Sem. 2020	426.29	533.80	2,739,864.50
1st Sem. 2021	421.20	590.75	2,517,236.67
2nd Sem. 2021	549.77	688.37	2,277,603.59
1st Sem. 2022	360.79	567.06	3,687,528.85
April 2022	395.95	468.81	2,738,117.33
mayo 2022	376.91	428.22	3,447,846.77
June 2022	360.79	441.28	4,013,483.03
July 2022	368.48	410.12	2,328,352.84
August 2022	373.44	451.02	2,332,511.39
September 2022	275.20	396.36	5,903,677.83

Earnings Release | 3Q.2022
Banco Santander México
117

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

ADB310L DC015

Market price	Observed price	Observation dates 1 to 5	Observation dates 1 to 5	Observation date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
23.00	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
46.01	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
69.01	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
92.01	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
115.02	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
138.02	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
161.02	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
184.02	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
207.03	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
230.03	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
253.03	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
276.04	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
299.04	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
322.04	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
345.05	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
368.05	80.00	Ps. 3.30	Ps. 0.00	Ps. 80.00
391.05	85.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
414.05	90.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
437.06	95.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
460.06	100.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
483.06	105.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
506.07	110.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
529.07	115.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
552.07	120.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
575.08	125.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
598.08	130.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
621.08	135.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
644.08	140.00	Ps. 0.00	Ps. 103.30	Ps. 103.30

Earnings Release | 3Q.2022
Banco Santander México
118

ADB401R DC016

Payment Rights under different scenarios of observed price
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
25.00
50.00
75.00
100.00
125.00
150.00
175.00
200.00
Observer Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
19.14	5.00	Ps. 97.50
38.28	10.00	Ps. 97.50
57.42	15.00	Ps. 97.50
76.57	20.00	Ps. 97.50
95.71	25.00	Ps. 97.50
114.85	30.00	Ps. 97.50
133.99	35.00	Ps. 97.50
153.13	40.00	Ps. 97.50
172.27	45.00	Ps. 97.50
191.42	50.00	Ps. 97.50
210.56	55.00	Ps. 97.50
229.70	60.00	Ps. 97.50
248.84	65.00	Ps. 97.50
267.98	70.00	Ps. 97.50
287.12	75.00	Ps. 97.50
306.26	80.00	Ps. 97.50
325.41	85.00	Ps. 97.50
344.55	90.00	Ps. 97.50
356.03	93.00	Ps. 97.50
363.69	95.00	Ps. 97.50
382.83	100.00	Ps. 100.00
401.97	105.00	Ps. 105.00
421.11	110.00	Ps. 110.00
440.25	115.00	Ps. 115.00
459.40	120.00	Ps. 120.00
478.54	125.00	Ps. 125.00
497.68	130.00	Ps. 130.00
516.82	135.00	Ps. 135.00
535.96	140.00	Ps. 140.00
555.10	145.00	Ps. 145.00
574.25	150.00	Ps. 150.00
593.39	155.00	Ps. 155.00
612.53	160.00	Ps. 160.00
631.67	165.00	Ps. 120.00

Earnings Release | 3Q.2022
Banco Santander México
119

(ii)	Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	168.96	191.19	18,109,885.91
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2021	111.96	270.83	20,607,744.64
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
2nd Sem. 2021	111.96	221.87	23,919,438.17
1st Sem. 2022	76.76	137.41	30,565,100.78
April 2022	83.99	117.50	28,409,282.03
mayo 2022	81.09	101.41	23,455,135.87
June 2022	93.21	119.62	37,548,461.63
July 2022	89.37	122.39	26,850,246.52
August 2022	89.63	99.89	23,108,839.52
September 2022	77.87	94.69	15,946,980.30

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
120

Quantitative examples that illustrate possible gains or losses

BAB204L DC053

Observed Price	Market Price	Payment Rights
0	0.00	Ps. 90.00
5	7.40	Ps. 90.00
10	14.81	Ps. 90.00
15	22.21	Ps. 90.00
20	29.61	Ps. 90.00
25	37.01	Ps. 90.00
30	44.42	Ps. 90.00
35	51.82	Ps. 90.00
40	59.22	Ps. 90.00
45	66.62	Ps. 90.00
50	74.03	Ps. 90.00
55	81.43	Ps. 90.00
60	88.83	Ps. 90.00
65	96.23	Ps. 90.00
70	103.64	Ps. 90.00
75	111.04	Ps. 90.00
80	118.44	Ps. 90.00
85	125.84	Ps. 90.00
90	133.25	Ps. 90.00
95	140.65	Ps. 95.00
100	148.05	Ps. 100.00
105	155.45	Ps. 108.00
110	162.86	Ps. 116.00
115	170.26	Ps. 124.00
120	177.66	Ps. 132.00
125	185.06	Ps. 140.00
130.1	192.61	Ps. 112.00
135	199.87	Ps. 112.00
140	207.27	Ps. 112.00
145	214.67	Ps. 112.00
150	222.08	Ps. 112.00
155	229.48	Ps. 112.00

Earnings Release | 3Q.2022
Banco Santander México
121

BAB302R DC063

Observed Price	Market Price	Payment Rights
0.00	0.00	Ps. 70.00
5.00	5.95	Ps. 70.00
10.00	11.90	Ps. 70.00
15.00	17.85	Ps. 70.00
20.00	23.80	Ps. 70.00
25.00	29.75	Ps. 70.00
30.00	35.70	Ps. 70.00
35.00	41.65	Ps. 70.00
40.00	47.60	Ps. 70.00
45.00	53.55	Ps. 70.00
50.00	59.50	Ps. 70.00
55.00	65.44	Ps. 70.00
60.00	71.39	Ps. 70.00
65.00	77.34	Ps. 70.00
70.00	83.29	Ps. 70.00
75.00	89.24	Ps. 75.00
80.00	95.19	Ps. 80.00
85.00	101.14	Ps. 85.00
90.00	107.09	Ps. 90.00
95.00	113.04	Ps. 95.00
100.00	118.99	Ps. 100.00
102.00	121.37	Ps. 100.00
101.00	120.18	Ps. 100.00
103.00	122.56	Ps. 100.00
105.00	124.94	Ps. 100.00
110.01	130.90	Ps. 106.51
117.01	139.23	Ps. 115.61
118.01	140.42	Ps. 116.91
115.01	136.85	Ps. 113.01
129.00	153.50	Ps. 131.20
134.00	159.45	Ps. 137.70
139.00	165.40	Ps. 144.20
144.00	171.35	Ps. 150.05
149.00	177.30	Ps. 150.05
154.00	183.24	Ps. 150.05

(iii)	Bank of America Corporation (BAC*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Bank of America Corporation operates as a financial holding company. The Company offers saving accounts, deposits, mortgage and construction loans, cash and wealth management, certificates of deposit, investment funds, credit and debit cards, insurance, mobile, and online banking services. Bank of America serves customers worldwide.

Earnings Release | 3Q.2022
Banco Santander México
122

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	25.34	29.88	66,897,965.98
2018	22.73	32.84	68,310,420.99
2019	24.56	35.52	55,567,212.10
2020	18.08	35.64	68,045,523.02
2021	29.65	48.37	49,099,848.86
1st Sem. 2020	18.08	35.64	78,483,890.35
2nd Sem. 2020	22.77	30.31	57,720,616.22
1st Sem. 2021	29.65	43.27	50,969,724.96
2nd Sem. 2021	36.93	48.37	47,260,459.87
1st Sem. 2022	31.13	49.38	54,410,843.08
April 2022	35.68	40.90	54,116,826.90
mayo 2022	33.86	38.62	51,911,203.42
June 2022	31.13	36.70	51,534,417.37
July 2022	30.13	33.81	42,045,934.94
August 2022	33.04	36.64	35,485,532.32
September 2022	30.20	35.27	42,867,100.90

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
123

Quantitative examples that illustrate possible gains or losses

BAC212L DC014

Market Price	Observed Price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
-	0	Ps. 0.00	Ps. 0.00	Ps. 70.00
2.22	5	Ps. 0.00	Ps. 0.00	Ps. 70.00
4.45	10	Ps. 0.00	Ps. 0.00	Ps. 70.00
6.67	15	Ps. 0.00	Ps. 0.00	Ps. 70.00
8.89	20	Ps. 0.00	Ps. 0.00	Ps. 70.00
11.12	25	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.34	30	Ps. 0.00	Ps. 0.00	Ps. 70.00
15.56	35	Ps. 0.00	Ps. 0.00	Ps. 70.00
17.79	40	Ps. 0.00	Ps. 0.00	Ps. 70.00
20.01	45	Ps. 0.00	Ps. 0.00	Ps. 70.00
22.24	50	Ps. 0.00	Ps. 0.00	Ps. 70.00
24.46	55	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.68	60	Ps. 0.00	Ps. 0.00	Ps. 70.00
28.91	65	Ps. 0.00	Ps. 0.00	Ps. 75.00
31.13	70	Ps. 0.00	Ps. 0.00	Ps. 80.00
33.35	75	Ps. 0.00	Ps. 0.00	Ps. 85.00
35.58	80	Ps. 0.00	Ps. 0.00	Ps. 90.00
37.80	85	Ps. 0.00	Ps. 0.00	Ps. 95.00
40.02	90	Ps. 2.60	Ps. 0.00	Ps. 102.60
42.25	95	Ps. 2.60	Ps. 0.00	Ps. 102.60
44.47	100	Ps. 0.00	Ps. 102.60	Ps. 102.60
46.69	105	Ps. 0.00	Ps. 102.60	Ps. 102.60
48.92	110	Ps. 0.00	Ps. 102.60	Ps. 102.60
51.14	115	Ps. 0.00	Ps. 102.60	Ps. 102.60
53.36	120	Ps. 0.00	Ps. 102.60	Ps. 102.60
55.59	125	Ps. 0.00	Ps. 102.60	Ps. 102.60
57.81	130	Ps. 0.00	Ps. 102.60	Ps. 102.60
60.03	135	Ps. 0.00	Ps. 102.60	Ps. 102.60
62.26	140	Ps. 0.00	Ps. 102.60	Ps. 102.60

Earnings Release | 3Q.2022
Banco Santander México
124

(iv)	Citigroup Inc. (C*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Citigroup Inc. is a diversified financial service holding company that provides a broad range of financial services to consumer and corporate customers. The Company services include investment banking, retail brokerage, corporate banking, and cash management products and services. Citigroup serves customers globally.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	71.33	77.10	15,452,965.79
2018	49.26	80.08	17,852,862.74
2019	52.06	79.89	14,216,038.53
2020	35.39	81.91	24,743,131.57
2021	57.99	79.86	20,081,077.40
1st Sem. 2020	35.39	81.91	26,826,194.27
2nd Sem. 2020	41.13	61.66	22,682,710.86
1st Sem. 2021	57.99	79.86	20,418,131.46
2nd Sem. 2021	58.28	74.30	19,749,518.78
1st Sem. 2022	45.69	67.84	26,739,184.00
April 2022	48.21	53.10	26,236,756.67
mayo 2022	46.56	54.09	26,161,480.77
June 2022	45.69	52.43	24,053,274.93
July 2022	44.14	52.59	24,110,427.71
August 2022	48.81	54.38	14,976,325.74
September 2022	41.67	50.87	19,634,846.57

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
125

Quantitative examples that illustrate possible gains or losses

CTI308L DC012

Payment rights under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Observed Price	Market Price	Payment Rights
0.00	0.00	Ps. 90.00
5.00	5.63	Ps. 90.00
10.00	11.26	Ps. 90.00
15.00	16.89	Ps. 90.00
20.00	22.52	Ps. 90.00
25.00	28.15	Ps. 90.00
30.00	33.78	Ps. 90.00
35.00	29.28	Ps. 90.00
40.00	45.04	Ps. 90.00
45.00	50.67	Ps. 90.00
50.00	56.31	Ps. 90.00
55.00	61.94	Ps. 90.00
60.00	67.57	Ps. 90.00
65.00	73.20	Ps. 90.00
70.00	78.83	Ps. 90.00
75.00	84.46	Ps. 90.00
80.00	90.09	Ps. 90.00
85.00	95.72	Ps. 90.00
90.00	101.35	Ps. 90.00
95.00	106.98	Ps. 95.00
100.00	112.61	Ps. 100.00
102.00	114.86	Ps. 100.00
101.00	113.74	Ps. 100.00
105.00	118.24	Ps. 103.45
110.00	123.87	Ps. 109.20
115.01	129.51	Ps. 114.96
117.01	131.76	Ps. 117.26
118.01	132.89	Ps. 108.00
120.01	135.14	Ps. 108.00
125.01	140.77	Ps. 108.00
130.01	146.40	Ps. 108.00

Earnings Release | 3Q.2022
Banco Santander México
126

(v)	iShares China Large-CAP ETF ETF (FXI *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Shares China Large-Cap ETF is an exchange-traded fund incorporated in the US. It tracks the FTSE China 50 Index and invests in large-cap stocks. Its investments are focused on the financial, oil and gas, technology, and communication sectors. The ETF uses representative index sampling, invest at least 90% of your assets in the underlying index.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	44.04	48.32	12,793,229.57
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
2020	33.91	48.62	24,765,175.44
2021	35.57	54.47	21,513,640.75
1st Sem. 2020	33.91	45.28	31,917,397.20
2nd Sem. 2020	40.16	48.62	17,690,695.22
1st Sem. 2021	43.55	54.47	17,479,491.48
2nd Sem. 2021	35.57	46.09	25,482,015.84
1st Sem. 2022	27.07	39.03	42,240,612.13
April 2022	28.56	34.33	41,675,955.77
mayo 2022	28.01	31.86	38,763,621.68
June 2022	31.31	34.16	40,686,617.37
July 2022	30.38	34.07	33,445,902.55
August 2022	29.18	30.96	29,405,960.55
September 2022	25.86	29.87	32,631,341.23

Historical volatility :

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
127

Quantitative examples that illustrate possible gains or losses

FXI305R DC037

Observed price	Market price	Payment rights (MXN)
0.000	0.00	Ps.95.00
1.485	5	Ps.95.00
2.970	10	Ps.95.00
4.455	15	Ps.95.00
5.940	20	Ps.95.00
7.425	25	Ps.95.00
8.910	30	Ps.95.00
10.395	35	Ps.95.00
11.880	40	Ps.95.00
13.365	45	Ps.95.00
14.850	50	Ps.95.00
16.335	55	Ps.95.00
17.820	60	Ps.95.00
19.305	65	Ps.95.00
20.790	70	Ps.95.00
22.275	75	Ps.95.00
23.760	80	Ps.95.00
25.245	85	Ps.95.00
26.730	90	Ps.95.00
27.621	93	Ps.98.00
28.215	95	Ps.100.00
29.700	100	Ps.100.00
29.997	101	Ps.101.00
30.591	103	Ps.103.00
32.076	108	Ps.108.00
32.670	110	Ps.110.00
34.155	115	Ps.115.00
35.640	120	Ps.120.00
38.610	130	Ps.130.00
40.689	137	Ps.137.00
42.174	142	Ps.112.00
43.659	147	Ps.112.00
45.144	152	Ps.112.00
46.629	157	Ps.112.00
48.114	162	Ps.112.00

Earnings Release | 3Q.2022
Banco Santander México
128

(vi)	iShares Biotechnology ETF (IBB *)

Stock Market where it is quoted

NASDAQ

Description:

iShares Biotechnology ETF is a US-incorporated exchange-traded fund. The Fund's objective seeks investment results that correspond to the performance of the ICE Biotechnology Index, which is comprised of US-listed stocks in the sector of biotechnology.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	101.68	113.62	2,577,982.80
2018	89.61	122.19	2,513,003.06
2019	96.43	123.50	2,462,344.77
2020	94.39	157.31	3,327,921.43
2021	145.27	176.21	2,825,919.94
1st Sem. 2020	94.39	138.65	3,706,116.16
2nd Sem. 2020	126.88	157.31	2,953,837.51
1st Sem. 2021	146.13	172.60	3,307,070.98
2nd Sem. 2021	145.27	176.21	2,352,613.75
1st Sem. 2022	105.82	152.62	2,782,203.31
April 2022	116.65	134.76	2,684,636.27
mayo 2022	106.46	121.86	3,067,550.03
June 2022	105.82	120.12	2,711,576.37
July 2022	120.17	126.66	1,875,820.42
August 2022	121.14	134.82	1,660,408.87
September 2022	113.42	128.63	2,139,224.87

Historical volatility

2 Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
129

Quantitative examples that illustrate possible gains or losses

IBB306R DC003

Observed price	Market price	Payment rights (MXN)
0	0	Ps.100.00
1.973	5	Ps.100.00
3.946	10	Ps.100.00
5.919	15	Ps.100.00
7.892	20	Ps.100.00
9.865	25	Ps.100.00
11.838	30	Ps.100.00
13.811	35	Ps.100.00
15.784	40	Ps.100.00
17.757	45	Ps.100.00
19.73	50	Ps.100.00
21.703	55	Ps.100.00
23.676	60	Ps.100.00
25.649	65	Ps.100.00
27.622	70	Ps.100.00
29.595	75	Ps.100.00
31.568	80	Ps.100.00
33.541	85	Ps.100.00
35.514	90	Ps.100.00
37.487	95	Ps.100.00
39.46	100	Ps.100.00
40.2492	102	Ps.105.00
39.8546	101	Ps.110.00
40.6438	103	Ps.115.00
42.6168	108	Ps.120.00
44.593746	113.01	Ps.125.00
46.172146	117.01	Ps.108.00
46.566746	118.01	Ps.108.00
46.566746	118.01	Ps.108.00
50.9034	129	Ps.108.00
52.8764	134	Ps.108.00
54.8494	139	Ps.108.00
56.8224	144	Ps.108.00
58.7954	149	Ps.108.00
60.7684	154	Ps.108.00

Earnings Release | 3Q.2022
Banco Santander México
130

(vii)	iShares Global Energy ETF (ICLN*)

Stock Market where it is quoted

NASDAQ

Description:

iShares Global Energy ETF is a US-incorporated exchange-traded fund that tracks the performance of the S&P Global Clean Energy Index. It has stocks in energy, industrials, technology, and services that can be classified predominantly as mid-cap. Weight these stocks using a Market Cap Methodology.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	8.67	9.33	79,626.60
2018	7.91	10.02	93,846.90
2019	8.25	11.81	240,577.25
2020	8.33	28.29	1,965,204.20
2021	20.44	33.41	5,869,304.69
1st Sem. 2020	8.33	14.24	830,723.70
2nd Sem. 2020	12.68	28.29	3,087,353.40
1st Sem. 2021	20.71	33.41	7,286,181.35
2nd Sem. 2021	20.44	25.79	4,475,529.29
1st Sem. 2022	16.82	22.08	6,012,005.21
April 2022	18.82	22.08	6,087,452.83
mayo 2022	16.82	20.14	5,969,725.35
June 2022	17.97	20.87	4,964,605.73
July 2022	18.81	22.29	4,505,527.16
August 2022	21.82	23.61	4,462,102.19
September 2022	19.09	23.09	5,026,869.80

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
131

Quantitative examples that illustrate possible gains or losses

ICL211R DC003

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	1.16	Ps. 90.00
10.00	2.32	Ps. 90.00
15.00	3.49	Ps. 90.00
20.00	4.65	Ps. 90.00
25.00	5.81	Ps. 90.00
30.00	6.97	Ps. 90.00
35.00	8.13	Ps. 90.00
40.00	9.30	Ps. 90.00
45.00	10.46	Ps. 90.00
50.00	11.62	Ps. 90.00
55.00	12.78	Ps. 90.00
60.00	13.94	Ps. 90.00
65.00	15.11	Ps. 90.00
70.00	16.27	Ps. 90.00
75.00	17.43	Ps. 90.00
80.00	18.59	Ps. 90.00
85.00	19.75	Ps. 90.00
89.00	20.68	Ps. 90.00
95.00	22.08	Ps. 95.00
100.00	23.24	Ps. 100.00
101.00	23.47	Ps. 100.00
102.00	23.70	Ps. 100.00
102.50	23.82	Ps. 100.00
103.00	23.94	Ps. 100.68
110.00	25.56	Ps. 110.20
111.00	25.80	Ps. 111.56
116.01	26.96	Ps. 118.37
132.01	30.68	Ps. 140.13
132.50	30.79	Ps. 114.00
133.01	30.91	Ps. 114.00
134.01	31.14	Ps. 114.00
135.01	31.38	Ps. 114.00

Earnings Release | 3Q.2022
Banco Santander México
132

ICL212L DC010

Market price	Observed price	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
1.13	5.00	Ps. 0.00	Ps. 5.00
2.27	10.00	Ps. 0.00	Ps. 10.00
3.40	15.00	Ps. 0.00	Ps. 15.00
4.53	20.00	Ps. 0.00	Ps. 20.00
5.67	25.00	Ps. 0.00	Ps. 25.00
6.80	30.00	Ps. 0.00	Ps. 30.00
7.93	35.00	Ps. 0.00	Ps. 35.00
9.06	40.00	Ps. 0.00	Ps. 40.00
10.20	45.00	Ps. 0.00	Ps. 45.00
11.33	50.00	Ps. 0.00	Ps. 50.00
12.46	55.00	Ps. 0.00	Ps. 55.00
13.60	60.00	Ps. 0.00	Ps. 60.00
14.28	63.00	Ps. 0.00	Ps. 65.00
14.45	63.75	Ps. 0.00	Ps. 100.00
14.50	64.00	Ps. 0.00	Ps. 100.00
15.64	69.00	Ps. 0.00	Ps. 100.00
16.77	74.00	Ps. 0.00	Ps. 100.00
17.90	79.00	Ps. 0.00	Ps. 100.00
19.03	84.00	Ps. 0.00	Ps. 100.00
20.17	89.00	Ps. 0.00	Ps. 100.00
21.30	94.00	Ps. 0.00	Ps. 100.00
22.43	99.00	Ps. 0.00	Ps. 100.00
22.66	100.00	Ps. 103.00	Ps. 103.00
23.79	105.00	Ps. 103.00	Ps. 103.00
24.93	110.00	Ps. 103.00	Ps. 103.00
26.06	115.00	Ps. 103.00	Ps. 103.00
27.19	120.00	Ps. 103.00	Ps. 103.00
28.33	125.00	Ps. 103.00	Ps. 103.00

(viii)	Johnson & Johnson (JNJ *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The Company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

Historical Evolution:

Comparison base: September 30th, 2017

Earnings Release | 3Q.2022
Banco Santander México
133

Period	Minimum price	Maximum price	Average (securities)
2017	130.01	143.62	5,161,950.19
2018	119.40	148.14	7,893,687.78
2019	125.72	146.44	7,296,323.97
2020	111.14	157.38	8,030,084.06
2021	153.07	179.47	7,365,976.77
1st Sem. 2020	111.14	155.51	9,664,229.77
2nd Sem. 2020	137.11	157.38	6,413,700.80
1st Sem. 2021	153.07	171.07	7,914,446.33
2nd Sem. 2021	155.93	179.47	6,826,449.65
1st Sem. 2022	158.14	186.01	7,821,970.43
April 2022	176.47	186.01	7,794,463.93
mayo 2022	173.94	181.40	7,165,782.10
June 2022	168.19	182.29	7,910,005.47
July 2022	170.71	179.52	5,535,265.65
August 2022	161.34	174.59	7,243,138.13
September 2022	161.33	167.60	8,543,502.43

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

JNJ210R DC005

Observed price	Market price	Payment rights
0.00	0.00	Ps. 100.00
5.00	8.01	Ps. 100.00
10.00	16.01	Ps. 100.00
15.00	24.02	Ps. 100.00
20.00	32.02	Ps. 100.00
25.00	40.03	Ps. 100.00
30.00	48.03	Ps. 100.00
35.00	56.04	Ps. 100.00
40.00	64.04	Ps. 100.00
45.00	72.05	Ps. 100.00
50.00	80.06	Ps. 100.00
55.00	88.06	Ps. 100.00
60.00	96.07	Ps. 100.00
65.00	104.07	Ps. 100.00
70.00	112.08	Ps. 100.00
75.00	120.08	Ps. 100.00
80.00	128.09	Ps. 100.00
85.00	136.09	Ps. 100.00
90.00	144.10	Ps. 100.00
95.00	152.10	Ps. 100.00
100.00	160.11	Ps. 100.00
105.00	168.12	Ps. 105.00
110.00	176.12	Ps. 110.00
115.00	184.13	Ps. 115.00
118.00	188.93	Ps. 118.00
118.75	190.13	Ps. 118.75
118.80	190.21	Ps. 106.00
135.00	216.15	Ps. 106.00
140.00	224.15	Ps. 106.00
145.00	232.16	Ps. 106.00
150.00	240.17	Ps. 106.00
155.00	248.17	Ps. 106.00

Earnings Release | 3Q.2022
Banco Santander México
134

(ix)	MercadoLibre Inc. (MELI*)

Stock Market where it is quoted

NASDAQ

Description:

MercadoLibre Inc. operates a commerce website for Latin American markets. It allows individuals and companies to classify articles, make purchases online in auction or fixed price format. Offers classified ads for motor vehicles, boats, airplanes, real estate, and services, as well as Internet payment services.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	221.51	329.28	814,467.40
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2021	1,052.95	1,984.34	483,877.44
1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.61
2nd Sem. 2021	1,052.95	1,953.83	455,937.35
1st Sem. 2022	612.70	1,348.40	695,542.33
April 2022	973.63	1,265.01	433,353.47
mayo 2022	679.68	1,023.21	820,190.61
June 2022	612.70	836.74	692,244.97
July 2022	653.63	813.71	575,295.19
August 2022	813.97	1,082.66	658,918.77
September 2022	799.58	1,002.01	651,497.87

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
135

Quantitative examples that illustrate possible gains or losses

MLI303L DC019

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
43.76	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
87.52	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
131.28	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
175.03	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
218.79	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
262.55	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
306.31	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
350.07	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
393.83	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
437.59	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
481.34	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
525.10	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
568.86	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
612.62	70.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
656.38	75.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
700.14	80.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
743.89	85.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
787.65	90.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
831.41	95.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
875.17	100.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
918.93	105.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
962.69	110.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1006.45	115.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1050.20	120.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1093.96	125.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1137.72	130.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1181.48	135.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1225.24	140.00	Ps. 0.00	Ps. 103.30	Ps. 103.30

Earnings Release | 3Q.2022
Banco Santander México
136

MLI212L DC014

Market price	Observed price	Excercise dates 1 to 11	Excercise date 12
0.00	0.00	Ps. 0.00	Ps. 0.00
60.52	5.00	Ps. 0.00	Ps. 5.00
121.04	10.00	Ps. 0.00	Ps. 10.00
181.56	15.00	Ps. 0.00	Ps. 15.00
242.08	20.00	Ps. 0.00	Ps. 20.00
302.60	25.00	Ps. 0.00	Ps. 25.00
363.12	30.00	Ps. 0.00	Ps. 30.00
423.64	35.00	Ps. 0.00	Ps. 35.00
484.16	40.00	Ps. 0.00	Ps. 40.00
544.68	45.00	Ps. 0.00	Ps. 45.00
605.20	50.00	Ps. 0.00	Ps. 50.00
665.72	55.00	Ps. 0.00	Ps. 55.00
726.24	60.00	Ps. 0.00	Ps. 60.00
762.55	63.00	Ps. 0.00	Ps. 63.00
771.63	63.75	Ps. 0.00	Ps. 63.75
774.66	64.00	Ps. 0.00	Ps. 64.00
835.18	69.00	Ps. 0.00	Ps. 69.00
895.70	74.00	Ps. 0.00	Ps. 74.00
956.22	79.00	Ps. 0.00	Ps. 79.00
1125.55	92.99	Ps. 0.00	Ps. 92.99
1125.67	93.00	Ps. 0.00	Ps. 100.00
1149.88	95.00	Ps. 0.00	Ps. 100.00
1210.28	99.99	Ps. 0.00	Ps. 100.00
1210.40	100.00	Ps. 102.15	Ps. 102.15
1270.92	105.00	Ps. 102.15	Ps. 102.15
1331.44	110.00	Ps. 102.15	Ps. 102.15
1391.96	115.00	Ps. 102.15	Ps. 102.15
1452.48	120.00	Ps. 102.15	Ps. 102.15
1815.60	150.00	Ps. 102.15	Ps. 102.15

Earnings Release | 3Q.2022
Banco Santander México
137

MLI303L DC020

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
42.94	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
85.88	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
128.82	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
171.76	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
214.70	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
257.64	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
300.58	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
343.52	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
386.46	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
429.40	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
472.33	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
515.27	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
558.21	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
601.15	70.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
644.09	75.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
687.03	80.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
729.97	85.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
772.91	90.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
815.85	95.00	Ps. 3.30	Ps. 0.00	Ps. 103.30
858.79	100.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
901.73	105.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
944.67	110.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
987.61	115.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1030.55	120.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1073.49	125.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1116.43	130.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1159.37	135.00	Ps. 0.00	Ps. 103.30	Ps. 103.30
1202.31	140.00	Ps. 0.00	Ps. 103.30	Ps. 103.30

Earnings Release | 3Q.2022
Banco Santander México
138

(x)	Meta Platforms, Inc (META*)

Stock Market where it is quoted

NASDAQ

Description:

Meta Platforms, Inc. operates as a social technology company. The Company builds applications and technologies that help people connect, find communities, and grow businesses. Meta Platform is also involved in advertisements, augmented, and virtual reality.

Historical Evolution:

.

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	168.42	183.03	15,614,490.12
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2021	245.64	382.18	18,855,465.91
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
2nd Sem. 2021	306.84	382.18	18,551,613.89
1st Sem. 2022	155.85	338.54	34,184,707.86
April 2022	174.95	233.89	30,844,236.83
May 2022	181.28	223.41	31,579,206.48
June 2022	155.85	198.86	33,728,589.37
July 2022	158.05	183.17	30,171,056.10
August 2022	157.16	180.89	24,085,835.13
September 2022	134.40	169.15	29,696,229.20

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
139

Quantitative examples that illustrate possible gains or losses

MTP301L DC122

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excersice date 6

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
9.15	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
18.31	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
27.46	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
36.62	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
45.77	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
54.93	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
64.08	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
73.24	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
82.39	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
91.55	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
100.70	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
109.85	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
119.01	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
128.16	70.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
137.32	75.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
146.47	80.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
155.63	85.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
164.78	90.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
173.94	95.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
183.09	100.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
192.24	105.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
201.40	110.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
210.55	115.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
219.71	120.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
228.86	125.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
238.02	130.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
247.17	135.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
256.33	140.00	Ps. 0.00	Ps. 102.40	Ps. 102.40

Earnings Release | 3Q.2022
Banco Santander México
140

FBK304R DC116

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10
30
50
70
90
110
130
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	11.12	Ps. 100.00
10.00	22.24	Ps. 100.00
15.00	33.35	Ps. 100.00
20.00	44.47	Ps. 100.00
25.00	55.59	Ps. 100.00
30.00	66.71	Ps. 100.00
35.00	77.83	Ps. 100.00
40.00	88.94	Ps. 100.00
45.00	100.06	Ps. 100.00
50.00	111.18	Ps. 100.00
55.00	122.30	Ps. 100.00
60.00	133.42	Ps. 100.00
65.00	144.53	Ps. 100.00
70.00	155.65	Ps. 100.00
75.00	166.77	Ps. 100.00
80.00	177.89	Ps. 100.00
85.00	189.01	Ps. 100.00
90.00	200.12	Ps. 100.00
95.00	211.24	Ps. 100.00
100.00	222.36	Ps. 100.00
105.00	233.48	Ps. 105.00
110.00	244.60	Ps. 110.00
115.00	255.71	Ps. 115.00
120.00	266.83	Ps. 120.00
125.00	277.95	Ps. 109.00
130.00	289.07	Ps. 109.00
135.00	300.19	Ps. 109.00
140.00	311.30	Ps. 109.00
145.00	322.42	Ps. 109.00
150.00	333.54	Ps. 109.00
155.00	344.66	Ps. 109.00
160.00	355.78	Ps. 109.00
165.00	366.89	Ps. 109.00
170.00	378.01	Ps. 109.00

Earnings Release | 3Q.2022
Banco Santander México
141

MLI212L DC018

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed Price

Market price	Observed price	Observation dates 1 to 5	Observation dates 1 to 5	Observation date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
11.09	5.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
22.18	10.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
33.27	15.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
44.36	20.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
55.46	25.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
66.55	30.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
77.64	35.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
88.73	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
99.82	45.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
110.91	50.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
122.00	55.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
133.09	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
144.18	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
155.27	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
166.37	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
177.46	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
188.55	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
199.64	90.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
210.73	95.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
221.82	100.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
232.91	105.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
244.00	110.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
255.09	115.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
266.18	120.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
277.28	125.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
288.37	130.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
299.46	135.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
310.55	140.00	Ps. 0.00	Ps. 102.55	Ps. 102.55

Earnings Release | 3Q.2022
Banco Santander México
142

(xi)	Moderna, Inc. (MRNA*)

Stock Market where it is quoted

NASDAQ

Description:

Moderna, Inc. operates as a clinical stage biotechnology company. The Company focuses on the discovery and development of messenger RNA therapeutics and vaccines. Moderna develops mRNA medicines for infectious, immuno-oncology, and cardiovascular diseases.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	N.A.	N/A	N/A
2018	13.52	N/A	N/A
2019	12.26	28.34	1,657,378.96
2020	17.78	169.86	17,616,678.20
2021	104.47	484.47	13,525,496.27
1st Sem. 2020	17.78	80.00	15,931,336.03
2nd Sem. 2020	54.34	169.86	19,283,701.43
1st Sem. 2021	104.47	234.98	10,990,681.32
2nd Sem. 2021	221.90	484.47	16,018,982.71
1st Sem. 2022	117.13	253.98	7,094,380.91
April 2022	134.41	176.59	5,287,848.30
May 2022	123.43	155.05	6,892,755.87
June 2022	117.13	148.53	5,899,716.33
July 2022	149.95	176.23	4,561,868.39
August 2022	132.27	194.18	4,632,344.06
September 2022	118.07	142.28	5,202,702.67

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
143

Quantitative examples that illustrate possible gains or losses

MRN211L DC007

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
Observed price
Observation dates 1 to 3
Excercise dates 1 to 3
Excercise date 4

Market price	Observed price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
17.40	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
34.79	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
52.19	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
69.58	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
86.98	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
104.38	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
121.77	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
139.17	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
156.56	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
173.96	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
191.36	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
208.75	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
226.15	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
243.54	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
260.94	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
278.34	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
295.73	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
313.13	90.00	Ps. 5.50	Ps. 0.00	Ps. 105.50
330.52	95.00	Ps. 5.50	Ps. 0.00	Ps. 105.50
347.92	100.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
365.32	105.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
382.71	110.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
400.11	115.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
417.50	120.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
434.90	125.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
452.30	130.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
469.69	135.00	Ps. 0.00	Ps. 105.50	Ps. 105.50
487.09	140.00	Ps. 0.00	Ps. 105.50	Ps. 105.50

Earnings Release | 3Q.2022
Banco Santander México
144

(xii)	NVIDIA Corporation (NVDA*)

Stock Market where it is quoted

NASDAQ

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	44.69	54.24	53,175,173.23
2018	31.77	72.34	55,388,460.76
2019	32.00	59.84	46,934,681.16
2020	49.10	145.62	49,148,669.42
2021	115.93	333.76	36,020,525.87
1st Sem. 2020	49.10	95.27	55,120,464.92
2nd Sem. 2020	95.30	145.62	43,241,784.74
1st Sem. 2021	115.93	200.27	35,986,406.83
2nd Sem. 2021	181.61	333.76	36,054,088.63
1st Sem. 2022	151.59	301.21	55,432,700.73
April 2022	184.15	273.60	55,520,535.47
May 2022	161.54	203.34	66,562,156.52
June 2022	151.59	195.92	51,736,427.80
July 2022	145.23	181.63	51,455,686.06
August 2022	150.94	192.15	52,326,861.68
September 2022	121.39	145.05	63,343,158.20

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
145

Quantitative examples that illustrate possible gains or losses

NVD210L DC124

Market Price	Observed Price	Observation dates 1 to 3	Excercise dates 1 to 3	Excercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
11.35	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
22.69	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
34.04	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
45.38	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
56.73	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
68.08	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
79.42	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
90.77	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
102.11	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
113.46	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
124.81	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
136.15	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
147.50	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
158.84	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
170.19	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
181.54	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
192.88	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
204.23	90.00	Ps. 3.46	Ps. 0.00	Ps. 103.46
215.57	95.00	Ps. 3.46	Ps. 0.00	Ps. 103.46
226.92	100.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
238.27	105.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
249.61	110.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
260.96	115.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
272.30	120.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
283.65	125.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
295.00	130.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
306.34	135.00	Ps. 0.00	Ps. 103.46	Ps. 103.46
317.69	140.00	Ps. 0.00	Ps. 103.46	Ps. 103.46

Earnings Release | 3Q.2022
Banco Santander México
146

NVD212L DC129

Market Price	Observed Price	Excercise dates 1 to 11	Excercise date 12
0.00	0.00	Ps. 0.00	Ps. 0.00
15.23	5.00	Ps. 0.00	Ps. 5.00
30.46	10.00	Ps. 0.00	Ps. 10.00
45.69	15.00	Ps. 0.00	Ps. 15.00
60.92	20.00	Ps. 0.00	Ps. 20.00
76.15	25.00	Ps. 0.00	Ps. 25.00
91.38	30.00	Ps. 0.00	Ps. 30.00
106.61	35.00	Ps. 0.00	Ps. 35.00
121.84	40.00	Ps. 0.00	Ps. 40.00
137.07	45.00	Ps. 0.00	Ps. 45.00
152.30	50.00	Ps. 0.00	Ps. 50.00
167.52	55.00	Ps. 0.00	Ps. 55.00
182.75	60.00	Ps. 0.00	Ps. 60.00
191.89	63.00	Ps. 0.00	Ps. 63.00
194.18	63.75	Ps. 0.00	Ps. 63.75
194.94	64.00	Ps. 0.00	Ps. 64.00
210.17	69.00	Ps. 0.00	Ps. 69.00
225.40	74.00	Ps. 0.00	Ps. 74.00
240.63	79.00	Ps. 0.00	Ps. 79.00
283.24	92.99	Ps. 0.00	Ps. 92.99
283.27	93.00	Ps. 0.00	Ps. 100.00
289.36	95.00	Ps. 0.00	Ps. 100.00
304.56	99.99	Ps. 0.00	Ps. 100.00
304.59	100.00	Ps. 102.30	Ps. 102.30
319.82	105.00	Ps. 102.30	Ps. 102.30
335.05	110.00	Ps. 102.30	Ps. 102.30
350.28	115.00	Ps. 102.30	Ps. 102.30
365.51	120.00	Ps. 102.30	Ps. 102.30
456.89	150.00	Ps. 102.30	Ps. 102.30

Earnings Release | 3Q.2022
Banco Santander México
147

NVD307L DC130

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed price
Observation dates 1 to 8
Excercise dates 1 to 8
Excercise date 9

Market Price	Observed Price	Observation dates 1 to 8	Excercise dates 1 to 8	Excercise date 9
-	0	Ps. 0.00	Ps. 0.00	Ps. 18.00
13.70	5	Ps. 0.00	Ps. 0.00	Ps. 23.00
27.40	10	Ps. 0.00	Ps. 0.00	Ps. 28.00
41.10	15	Ps. 0.00	Ps. 0.00	Ps. 33.00
54.80	20	Ps. 0.00	Ps. 0.00	Ps. 38.00
68.50	25	Ps. 0.00	Ps. 0.00	Ps. 43.00
82.20	30	Ps. 0.00	Ps. 0.00	Ps. 48.00
95.90	35	Ps. 0.00	Ps. 0.00	Ps. 53.00
109.60	40	Ps. 0.00	Ps. 0.00	Ps. 58.00
123.30	45	Ps. 0.00	Ps. 0.00	Ps. 63.00
137.00	50	Ps. 0.00	Ps. 0.00	Ps. 68.00
150.70	55	Ps. 0.00	Ps. 0.00	Ps. 73.00
164.40	60	Ps. 0.00	Ps. 0.00	Ps. 78.00
178.10	65	Ps. 0.00	Ps. 0.00	Ps. 83.00
191.80	70	Ps. 0.00	Ps. 0.00	Ps. 88.00
205.50	75	Ps. 0.00	Ps. 0.00	Ps. 93.00
219.20	80	Ps. 0.00	Ps. 0.00	Ps. 98.00
232.90	85	Ps. 2.50	Ps. 0.00	Ps. 102.50
246.60	90	Ps. 2.50	Ps. 0.00	Ps. 102.50
260.30	95	Ps. 2.50	Ps. 0.00	Ps. 102.50
274.00	100	Ps. 0.00	Ps. 102.50	Ps. 102.50
287.70	105	Ps. 0.00	Ps. 102.50	Ps. 102.50
301.40	110	Ps. 0.00	Ps. 102.50	Ps. 102.50
315.10	115	Ps. 0.00	Ps. 102.50	Ps. 102.50
328.80	120	Ps. 0.00	Ps. 102.50	Ps. 102.50
342.50	125	Ps. 0.00	Ps. 102.50	Ps. 102.50
356.20	130	Ps. 0.00	Ps. 102.50	Ps. 102.50
369.90	135	Ps. 0.00	Ps. 102.50	Ps. 102.50
383.60	140	Ps. 0.00	Ps. 102.50	Ps. 102.50

Earnings Release | 3Q.2022
Banco Santander México
148

(xiii)	Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted

NASDAQ

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	64.01	78.57	9,214,848.32
2018	71.73	93.07	9,099,226.95
2019	82.09	121.30	6,802,127.56
2020	85.26	243.49	8,792,352.13
2021	179.32	308.53	9,209,619.01
1st Sem. 2020	85.26	174.23	9,256,262.07
2nd Sem. 2020	169.81	243.49	8,333,484.69
1st Sem. 2021	226.09	304.79	8,155,617.28
2nd Sem. 2021	179.32	308.53	10,246,435.93
1st Sem. 2022	69.84	194.94	19,615,474.90
April 2022	82.61	121.86	17,693,197.20
May 2022	74.29	92.72	18,272,568.16
June 2022	69.84	88.59	16,390,230.37
July 2022	69.55	86.53	12,677,895.52
August 2022	88.57	102.08	14,087,752.77
September 2022	84.26	97.66	12,494,020.80

Earnings Release | 3Q.2022
Banco Santander México
149

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

PYL306L DC043

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Excercise dates 1 to 5	Excercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
9.58	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
19.17	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
28.75	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
38.34	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
47.92	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
57.50	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
67.09	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
76.67	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
86.26	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
95.84	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
105.42	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
115.01	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
124.59	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
134.18	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
143.76	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
153.34	80.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
162.93	85.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
172.51	90.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
182.10	95.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
191.68	100.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
201.26	105.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
210.85	110.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
220.43	115.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
230.02	120.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
239.60	125.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
249.18	130.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
258.77	135.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
268.35	140.00	Ps. 0.00	Ps. 103.50	Ps. 103.50

Earnings Release | 3Q.2022
Banco Santander México
150

(xiv)	QUALCOMM INC (QCOM *)

Stock Market where it is quoted:

NASDAQ

Description:

Qualcomm Incorporated operates as a multinational telecommunications and semiconductor equipment company. It develops and provides digital communications products and services based on CDMA digital technology. Serves clients all over the world.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	51.01	68.91	12,897,358.50
2018	49.75	75.09	13,151,429.90
2019	49.40	94.03	13,469,384.25
2020	60.91	158.80	10,059,898.88
2021	122.95	189.28	9,081,990.38
1st Sem. 2020	60.91	95.91	11,446,137.92
2nd Sem. 2020	88.89	158.80	8,688,727.65
1st Sem. 2021	123.20	164.78	9,701,768.04
2nd Sem. 2021	122.95	189.28	8,472,317.79
1st Sem. 2022	120.09	188.69	10,939,694.23
April 2022	132.81	153.81	12,346,801.20
May 2022	128.53	149.05	10,343,527.61
June 2022	120.09	146.20	10,424,920.20
July 2022	123.53	155.86	8,923,772.45
August 2022	132.27	152.13	6,081,442.42
September 2022	112.98	133.00	8,125,066.17

Earnings Release | 3Q.2022
Banco Santander México
151

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

QCM401R DC012

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps.97.50
5.00	6.35	Ps.97.50
10.00	12.71	Ps.97.50
15.00	19.06	Ps.97.50
20.00	25.41	Ps.97.50
25.00	31.77	Ps.97.50
30.00	38.12	Ps.97.50
35.00	44.47	Ps.97.50
40.00	50.82	Ps.97.50
45.00	57.18	Ps.97.50
50.00	63.53	Ps.97.50
55.00	69.88	Ps.97.50
60.00	76.24	Ps.97.50
65.00	82.59	Ps.97.50
70.00	88.94	Ps.97.50
75.00	95.30	Ps.97.50
80.00	101.65	Ps.97.50
85.00	108.00	Ps.97.50
90.00	114.35	Ps.97.50
95.00	120.71	Ps.97.50
100.00	127.06	Ps.100.00
105.00	133.41	Ps.105.00
110.00	139.77	Ps.110.00
115.00	146.12	Ps.115.00
120.00	152.47	Ps.120.00
125.00	158.83	Ps.125.00
130.00	165.18	Ps.130.00
135.00	171.53	Ps.135.00
140.00	177.88	Ps.140.00
145.00	184.24	Ps.145.00
150.00	190.59	Ps.150.00
155.00	196.94	Ps.155.00
160.00	203.30	Ps.160.00
165.00	209.65	Ps.165.00
170.00	216.00	Ps.170.00
175.00	222.36	Ps.120.00
180.00	228.71	Ps.120.00
185.00	235.06	Ps.120.00

Earnings Release | 3Q.2022
Banco Santander México
152

(xv)	Invesco QQQ Trust (QQQ *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Invesco QQQ Trust Series 1 is a US-incorporated exchange-traded fund. The ETF tracks the Nasdaq 100 index and includes 100 of the largest non-financial companies by market capitalization listed on Nasdaq. The index reflects companies of major industrial groups, including computer hardware and software, telecommunications, retail retail/wholesale and biotech.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	145.45	158.64	29,189,412.26
2018	143.50	186.74	48,323,593.31
2019	149.82	213.79	30,892,183.34
2020	169.30	313.74	47,546,330.57
2021	299.94	403.99	43,829,887.25
1st Sem. 2020	169.30	248.84	53,446,338.17
2nd Sem. 2020	250.49	313.74	41,710,453.48
1st Sem. 2021	299.94	354.99	45,070,410.82
2nd Sem. 2021	352.62	403.99	42,609,589.61
1st Sem. 2022	271.39	401.68	79,933,540.60
April 2022	313.25	369.30	73,752,890.30
May 2022	287.24	329.60	92,714,231.55
June 2022	271.39	314.38	67,285,872.53
July 2022	282.13	315.46	58,862,444.16
August 2022	299.27	333.06	48,431,900.35
September 2022	267.26	310.74	66,223,697.27

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
153

Quantitative examples that illustrate possible gains or losses

QQQ306R DC033

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps.100.00
5.00	15.41	Ps.100.00
10.00	30.83	Ps.100.00
15.00	46.24	Ps.100.00
20.00	61.66	Ps.100.00
25.00	77.07	Ps.100.00
30.00	92.48	Ps.100.00
35.00	107.90	Ps.100.00
40.00	123.31	Ps.100.00
45.00	138.73	Ps.100.00
50.00	154.14	Ps.100.00
55.00	169.55	Ps.100.00
60.00	184.97	Ps.100.00
65.00	200.38	Ps.100.00
70.00	215.80	Ps.100.00
75.00	231.21	Ps.100.00
80.00	246.62	Ps.100.00
85.00	262.04	Ps.100.00
90.00	277.45	Ps.100.00
95.00	292.87	Ps.100.00
100.00	308.28	Ps.100.00
105.00	323.69	Ps.105.00
110.00	339.11	Ps.110.00
115.00	354.52	Ps.115.00
120.00	369.94	Ps.120.00
125.00	385.35	Ps.108.00
130.00	400.76	Ps.108.00
135.00	416.18	Ps.108.00
140.00	431.59	Ps.108.00
145.00	447.01	Ps.108.00
150.00	462.42	Ps.108.00
155.00	477.83	Ps.108.00
160.00	493.25	Ps.108.00
165.00	508.66	Ps.108.00
170.00	524.08	Ps.108.00

Earnings Release | 3Q.2022
Banco Santander México
154

QQQ306R DC034

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	15.41	Ps. 90.00
10.00	30.83	Ps. 90.00
15.00	46.24	Ps. 90.00
20.00	61.66	Ps. 90.00
25.00	77.07	Ps. 90.00
30.00	92.48	Ps. 90.00
35.00	107.90	Ps. 90.00
40.00	123.31	Ps. 90.00
45.00	138.73	Ps. 90.00
50.00	154.14	Ps. 90.00
55.00	169.55	Ps. 90.00
60.00	184.97	Ps. 90.00
65.00	200.38	Ps. 90.00
70.00	215.80	Ps. 90.00
75.00	231.21	Ps. 90.00
80.00	246.62	Ps. 90.00
85.00	262.04	Ps. 90.00
90.00	277.45	Ps. 90.00
95.00	286.70	Ps. 93.00
100.00	292.87	Ps. 95.00
105.00	308.28	Ps. 100.00
110.00	311.36	Ps. 101.00
115.00	317.53	Ps. 103.00
120.00	332.94	Ps. 108.00
125.00	339.11	Ps. 110.00
130.00	354.52	Ps. 115.00
135.00	369.94	Ps. 120.00
140.00	400.76	Ps. 130.00
145.00	413.10	Ps. 134.00
150.00	428.51	Ps. 112.00
155.00	443.92	Ps. 112.00
160.00	459.34	Ps. 112.00
165.00	474.75	Ps. 112.00
170.00	490.17	Ps. 112.00

Earnings Release | 3Q.2022
Banco Santander México
155

QQQ307R DC035

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	14.01	Ps. 100.00
10.00	28.03	Ps. 100.00
15.00	42.04	Ps. 100.00
20.00	56.06	Ps. 100.00
25.00	70.07	Ps. 100.00
30.00	84.08	Ps. 100.00
35.00	98.10	Ps. 100.00
40.00	112.11	Ps. 100.00
45.00	126.13	Ps. 100.00
50.00	140.14	Ps. 100.00
55.00	154.15	Ps. 100.00
60.00	168.17	Ps. 100.00
65.00	182.18	Ps. 100.00
70.00	196.20	Ps. 100.00
75.00	210.21	Ps. 100.00
80.00	224.22	Ps. 100.00
85.00	238.24	Ps. 100.00
90.00	252.25	Ps. 100.00
95.00	266.27	Ps. 100.00
100.00	280.28	Ps. 100.00
105.00	294.29	Ps. 105.00
110.00	308.31	Ps. 110.00
115.00	322.32	Ps. 115.00
120.00	336.34	Ps. 120.00
125.00	350.35	Ps. 110.00
130.00	364.36	Ps. 110.00
135.00	378.38	Ps. 110.00
140.00	392.39	Ps. 110.00
145.00	406.41	Ps. 110.00
150.00	420.42	Ps. 110.00
155.00	434.43	Ps. 110.00
160.00	448.45	Ps. 110.00
165.00	462.46	Ps. 110.00
170.00	476.48	Ps. 110.00

Earnings Release | 3Q.2022
Banco Santander México
156

QQQ307R DC036

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	15.37	Ps. 100.00
10.00	30.74	Ps. 100.00
15.00	46.11	Ps. 100.00
20.00	61.48	Ps. 100.00
25.00	76.85	Ps. 100.00
30.00	92.21	Ps. 100.00
35.00	107.58	Ps. 100.00
40.00	122.95	Ps. 100.00
45.00	138.32	Ps. 100.00
50.00	153.69	Ps. 100.00
55.00	169.06	Ps. 100.00
60.00	184.43	Ps. 100.00
65.00	199.80	Ps. 100.00
70.00	215.17	Ps. 100.00
75.00	230.54	Ps. 100.00
80.00	245.90	Ps. 100.00
85.00	261.27	Ps. 100.00
90.00	276.64	Ps. 100.00
95.00	292.01	Ps. 100.00
100.00	307.38	Ps. 100.00
105.00	322.75	Ps. 105.00
110.00	338.12	Ps. 110.00
115.00	353.49	Ps. 115.00
120.00	368.86	Ps. 120.00
125.00	384.23	Ps. 112.50
130.00	399.59	Ps. 112.50
135.00	414.96	Ps. 112.50
140.00	430.33	Ps. 112.50
145.00	445.70	Ps. 112.50
150.00	461.07	Ps. 112.50
155.00	476.44	Ps. 112.50
160.00	491.81	Ps. 112.50
165.00	507.18	Ps. 112.50
170.00	522.55	Ps. 112.50

Earnings Release | 3Q.2022
Banco Santander México
157

QQQ308R DC039

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	16.03	Ps. 100.00
10.00	32.06	Ps. 100.00
15.00	48.09	Ps. 100.00
20.00	64.12	Ps. 100.00
25.00	80.15	Ps. 100.00
30.00	96.17	Ps. 100.00
35.00	112.20	Ps. 100.00
40.00	128.23	Ps. 100.00
45.00	144.26	Ps. 100.00
50.00	160.29	Ps. 100.00
55.00	176.32	Ps. 100.00
60.00	192.35	Ps. 100.00
65.00	208.38	Ps. 100.00
70.00	224.41	Ps. 100.00
75.00	240.44	Ps. 100.00
80.00	256.46	Ps. 100.00
85.00	272.49	Ps. 100.00
90.00	288.52	Ps. 100.00
95.00	304.55	Ps. 100.00
100.00	320.58	Ps. 100.00
105.00	336.61	Ps. 105.00
110.00	352.64	Ps. 110.00
115.00	368.67	Ps. 115.00
120.00	384.70	Ps. 120.00
125.00	400.73	Ps. 113.50
130.00	416.75	Ps. 113.50
135.00	432.78	Ps. 113.50
140.00	448.81	Ps. 113.50
145.00	464.84	Ps. 113.50
150.00	480.87	Ps. 113.50
155.00	496.90	Ps. 113.50
160.00	512.93	Ps. 113.50
165.00	528.96	Ps. 113.50
170.00	544.99	Ps. 113.50

Earnings Release | 3Q.2022
Banco Santander México
158

QQQ309R DC041

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	14.96	Ps. 100.00
10.00	29.93	Ps. 100.00
15.00	44.89	Ps. 100.00
20.00	59.85	Ps. 100.00
25.00	74.82	Ps. 100.00
30.00	89.78	Ps. 100.00
35.00	104.74	Ps. 100.00
40.00	119.71	Ps. 100.00
45.00	134.67	Ps. 100.00
50.00	149.64	Ps. 100.00
55.00	164.60	Ps. 100.00
60.00	179.56	Ps. 100.00
65.00	194.53	Ps. 100.00
70.00	209.49	Ps. 100.00
75.00	224.45	Ps. 100.00
80.00	239.42	Ps. 100.00
85.00	254.38	Ps. 100.00
90.00	269.34	Ps. 100.00
95.00	284.31	Ps. 100.00
100.00	299.27	Ps. 100.00
105.00	314.23	Ps. 105.00
110.00	329.20	Ps. 110.00
115.00	344.16	Ps. 115.00
120.00	359.12	Ps. 120.00
125.00	374.09	Ps. 113.50
130.00	389.05	Ps. 113.50
135.00	404.01	Ps. 113.50
140.00	418.98	Ps. 113.50
145.00	433.94	Ps. 113.50
150.00	448.91	Ps. 113.50
155.00	463.87	Ps. 113.50
160.00	478.83	Ps. 113.50
165.00	493.80	Ps. 113.50
170.00	508.76	Ps. 113.50

Earnings Release | 3Q.2022
Banco Santander México
159

QQQ309R DC042

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	14.00	Ps. 100.00
10.00	28.01	Ps. 100.00
15.00	42.01	Ps. 100.00
20.00	56.01	Ps. 100.00
25.00	70.02	Ps. 100.00
30.00	84.02	Ps. 100.00
35.00	98.02	Ps. 100.00
40.00	112.03	Ps. 100.00
45.00	126.03	Ps. 100.00
50.00	140.04	Ps. 100.00
55.00	154.04	Ps. 100.00
60.00	168.04	Ps. 100.00
65.00	182.05	Ps. 100.00
70.00	196.05	Ps. 100.00
75.00	210.05	Ps. 100.00
80.00	224.06	Ps. 100.00
85.00	238.06	Ps. 100.00
90.00	252.06	Ps. 100.00
95.00	266.07	Ps. 100.00
100.00	280.07	Ps. 100.00
105.00	294.07	Ps. 105.00
110.00	308.08	Ps. 110.00
115.00	322.08	Ps. 115.00
120.00	336.08	Ps. 120.00
125.00	350.09	Ps. 114.50
130.00	364.09	Ps. 114.50
135.00	378.09	Ps. 114.50
140.00	392.10	Ps. 114.50
145.00	406.10	Ps. 114.50
150.00	420.11	Ps. 114.50
155.00	434.11	Ps. 114.50
160.00	448.11	Ps. 114.50
165.00	462.12	Ps. 114.50
170.00	476.12	Ps. 114.50

Earnings Release | 3Q.2022
Banco Santander México
160

(xvi)	SHOPIFY INC (SHOP N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Shopify Inc. offers a cloud-based commerce platform. Its platform allows businesses to use multiple channels that serve as a showcase for the brand of each business. Serves clients in Canada.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	9.26	11.90	25,181,183.51
2018	10.10	17.38	16,763,402.19
2019	12.98	40.88	18,985,527.62
2020	32.23	127.71	24,314,279.45
2021	103.99	169.06	12,032,423.73
1st Sem. 2020	32.23	94.92	30,197,506.04
2nd Sem. 2020	87.08	127.71	18,495,000.98
1st Sem. 2021	103.99	150.84	13,758,574.53
2nd Sem. 2021	128.22	169.06	10,334,416.68
1st Sem. 2022	30.35	137.74	36,300,979.52
April 2022	41.62	72.73	34,537,442.33
May 2022	31.86	48.55	56,392,315.48
June 2022	30.35	39.89	41,000,742.10
July 2022	30.67	40.40	29,144,200.58
August 2022	31.36	41.93	29,650,374.87
September 2022	26.77	35.16	29,274,085.23

Earnings Release | 3Q.2022
Banco Santander México
161

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SHOP303L DC010

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
1.53	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
3.06	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
4.58	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
6.11	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
7.64	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
9.17	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
10.69	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
12.22	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
13.75	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
15.28	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
16.80	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
18.33	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
19.86	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
21.39	70.00	Ps. 4.85	Ps. 0.00	Ps. 104.85
22.91	75.00	Ps. 4.85	Ps. 0.00	Ps. 104.85
24.44	80.00	Ps. 4.85	Ps. 0.00	Ps. 104.85
25.97	85.00	Ps. 4.85	Ps. 0.00	Ps. 104.85
27.50	90.00	Ps. 4.85	Ps. 0.00	Ps. 104.85
29.02	95.00	Ps. 4.85	Ps. 0.00	Ps. 104.85
30.55	100.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
32.08	105.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
33.61	110.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
35.13	115.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
36.66	120.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
38.19	125.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
39.72	130.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
41.24	135.00	Ps. 0.00	Ps. 104.85	Ps. 104.85
42.77	140.00	Ps. 0.00	Ps. 104.85	Ps. 104.85

Earnings Release | 3Q.2022
Banco Santander México
162

(xvii)	ISHARES SEMICONDUCTOR ETF (SOXX *)

Stock Market where it is quoted

NASDAQ

Description:

iShares Semiconductor ETF is a US-incorporated exchange-traded fund. It seeks investment results that align with the performance of the ICE Semiconductor Index which is made up of US-listed stocks in the semiconductor sector.

Historical Evolution:

Comparison base: April 2nd, 2018

Period	Minimum price	Maximum price	Average (securities)
2017	158.57	181.75	565,247.11
2018	145.00	196.31	787,218.49
2019	148.71	252.82	619,474.10
2020	176.66	382.56	789,316.37
2021	375.21	555.63	972,272.17
1st Sem. 2020	176.66	272.82	1,046,450.71
2nd Sem. 2020	267.40	382.56	534,976.98
1st Sem. 2021	375.21	454.22	1,179,415.41
2nd Sem. 2021	426.32	555.63	768,506.27
1st Sem. 2022	349.61	553.10	1,551,260.41
April 2022	396.80	471.65	1,550,799.07
May 2022	385.37	433.79	1,269,965.90
June 2022	349.61	433.99	1,026,617.97
July 2022	337.24	407.33	1,129,942.16
August 2022	369.69	423.32	868,297.10
September 2022	318.73	377.42	1,042,868.00

Earnings Release | 3Q.2022
Banco Santander México
163

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SOX307R DC003

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
5.00	17.48	Ps. 97.50
10.00	34.96	Ps. 97.50
15.00	52.44	Ps. 97.50
20.00	69.92	Ps. 97.50
25.00	87.40	Ps. 97.50
30.00	104.88	Ps. 97.50
35.00	122.36	Ps. 97.50
40.00	139.84	Ps. 97.50
45.00	157.32	Ps. 97.50
50.00	174.81	Ps. 97.50
55.00	192.29	Ps. 97.50
60.00	209.77	Ps. 97.50
65.00	227.25	Ps. 97.50
70.00	244.73	Ps. 97.50
75.00	262.21	Ps. 97.50
80.00	279.69	Ps. 97.50
85.00	297.17	Ps. 97.50
90.00	314.65	Ps. 97.50
93.00	325.14	Ps. 97.50
95.00	332.13	Ps. 97.50
100.00	349.61	Ps. 100.00
101.00	353.11	Ps. 101.00
103.00	360.10	Ps. 103.00
108.00	377.58	Ps. 108.00
110.00	384.57	Ps. 110.00
115.00	402.05	Ps. 115.00
120.00	419.53	Ps. 120.00
130.00	454.49	Ps. 130.00
134.00	468.48	Ps. 134.00
139.00	485.96	Ps. 110.00
144.00	503.44	Ps. 110.00
149.00	520.92	Ps. 110.00
154.00	538.40	Ps. 110.00
159.00	555.88	Ps. 110.00

Earnings Release | 3Q.2022
Banco Santander México
164

SOX307R DC005

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
5.00	19.42	Ps. 97.50
10.00	38.83	Ps. 97.50
15.00	58.25	Ps. 97.50
20.00	77.66	Ps. 97.50
25.00	97.08	Ps. 97.50
30.00	116.49	Ps. 97.50
35.00	135.91	Ps. 97.50
40.00	155.32	Ps. 97.50
45.00	174.74	Ps. 97.50
50.00	194.15	Ps. 97.50
55.00	213.57	Ps. 97.50
60.00	232.98	Ps. 97.50
65.00	252.40	Ps. 97.50
70.00	271.81	Ps. 97.50
75.00	291.23	Ps. 97.50
80.00	310.64	Ps. 97.50
85.00	330.06	Ps. 97.50
90.00	349.47	Ps. 97.50
93.00	361.12	Ps. 97.50
95.00	368.89	Ps. 97.50
100.00	388.30	Ps. 100.00
101.00	392.18	Ps. 101.00
103.00	399.95	Ps. 103.00
108.00	419.36	Ps. 108.00
110.00	427.13	Ps. 110.00
115.00	446.55	Ps. 115.00
120.00	465.96	Ps. 120.00
130.00	504.79	Ps. 130.00
134.00	520.32	Ps. 134.00
139.00	539.74	Ps. 111.00
144.00	559.15	Ps. 111.00
149.00	578.57	Ps. 111.00
154.00	597.98	Ps. 111.00
159.00	617.40	Ps. 111.00

Earnings Release | 3Q.2022
Banco Santander México
165

SOX309R DC006

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
5.00	18.48	Ps. 97.50
10.00	36.97	Ps. 97.50
15.00	55.45	Ps. 97.50
20.00	73.94	Ps. 97.50
25.00	92.42	Ps. 97.50
30.00	110.91	Ps. 97.50
35.00	129.39	Ps. 97.50
40.00	147.88	Ps. 97.50
45.00	166.36	Ps. 97.50
50.00	184.85	Ps. 97.50
55.00	203.33	Ps. 97.50
60.00	221.81	Ps. 97.50
65.00	240.30	Ps. 97.50
70.00	258.78	Ps. 97.50
75.00	277.27	Ps. 97.50
80.00	295.75	Ps. 97.50
85.00	314.24	Ps. 97.50
90.00	332.72	Ps. 97.50
93.00	343.81	Ps. 97.50
95.00	351.21	Ps. 97.50
100.00	369.69	Ps. 100.00
101.00	373.39	Ps. 101.00
103.00	380.78	Ps. 103.00
108.00	399.27	Ps. 108.00
110.00	406.66	Ps. 110.00
115.00	425.14	Ps. 115.00
120.00	443.63	Ps. 120.00
130.00	480.60	Ps. 130.00
134.00	495.38	Ps. 134.00
139.00	513.87	Ps. 112.00
144.00	532.35	Ps. 112.00
149.00	550.84	Ps. 112.00
154.00	569.32	Ps. 112.00
159.00	587.81	Ps. 112.00

(xviii)	SPDR S&P 500 ETF Trust (SPY*)

Stock Market where it is quoted

New York Stock Exchange

Description:

SPDR S&P 500 ETF Trust is a US-incorporated Exchange-Traded Fund. Tracks the S&P 500 Index. Comprises portfolio representing all 500 stocks in the S&P 500 Index. Owned mostly large-cap US stocks. Structure as a real estate investment unit and pay dividends every quarter. Positions are weighted by market capitalization.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	251.23	268.20	74,141,378.76
2018	234.34	293.58	100,468,590.17
2019	244.21	322.94	72,522,148.50
2020	222.95	373.88	102,732,265.23
2021	368.79	477.48	75,508,818.86
1st Sem. 2020	222.95	338.34	135,683,264.80
2nd Sem. 2020	310.52	373.88	70,139,428.71
1st Sem. 2021	368.79	428.06	78,234,150.76
2nd Sem. 2021	424.97	477.48	72,827,921.72
1st Sem. 2022	365.86	477.71	109,649,016.60
April 2022	412.00	456.80	96,581,447.50
May 2022	389.46	429.06	115,904,201.68
June 2022	365.86	417.39	96,591,046.63
July 2022	377.91	411.99	73,664,060.03
August 2022	395.18	429.70	65,250,355.03
September 2022	357.18	410.97	96,736,086.43

Earnings Release | 3Q.2022
Banco Santander México
166

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SPY303R DC149

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 95.00
5.00	22.19	Ps. 95.00
10.00	44.38	Ps. 95.00
15.00	66.57	Ps. 95.00
20.00	88.76	Ps. 95.00
25.00	110.95	Ps. 95.00
30.00	133.14	Ps. 95.00
35.00	155.33	Ps. 95.00
40.00	177.52	Ps. 95.00
45.00	199.71	Ps. 95.00
50.00	221.90	Ps. 95.00
55.00	244.09	Ps. 95.00
60.00	266.28	Ps. 95.00
65.00	288.47	Ps. 95.00
70.00	310.66	Ps. 95.00
75.00	332.85	Ps. 95.00
80.00	355.04	Ps. 95.00
85.00	377.23	Ps. 95.00
90.00	399.42	Ps. 100.00
95.00	421.61	Ps. 100.00
100.00	443.80	Ps. 100.00
105.00	465.99	Ps. 105.00
110.00	488.18	Ps. 110.00
115.00	510.37	Ps. 115.00
120.00	532.56	Ps. 120.00
125.00	554.75	Ps. 125.00
130.00	576.94	Ps. 108.00
135.00	599.13	Ps. 108.00
140.00	621.32	Ps. 108.00
145.00	643.51	Ps. 108.00
150.00	665.70	Ps. 108.00
155.00	687.89	Ps. 108.00
160.00	710.08	Ps. 108.00
165.00	732.27	Ps. 108.00
170.00	754.46	Ps. 108.00

Earnings Release | 3Q.2022
Banco Santander México
167

SPY304R DC152

Market Price	Observed Price	Payment rights
0.00	0.00	Ps.100.00
5.00	22.17	Ps.100.00
10.00	44.33	Ps.100.00
15.00	66.50	Ps.100.00
20.00	88.66	Ps.100.00
25.00	110.83	Ps.100.00
30.00	132.99	Ps.100.00
35.00	155.16	Ps.100.00
40.00	177.32	Ps.100.00
45.00	199.49	Ps.100.00
50.00	221.66	Ps.100.00
55.00	243.82	Ps.100.00
60.00	265.99	Ps.100.00
65.00	288.15	Ps.100.00
70.00	310.32	Ps.100.00
75.00	332.48	Ps.100.00
80.00	354.65	Ps.100.00
85.00	376.81	Ps.100.00
90.00	398.98	Ps.100.00
95.00	421.14	Ps.100.00
100.00	443.31	Ps.100.00
105.00	465.48	Ps.105.00
110.00	487.64	Ps.110.00
115.00	509.81	Ps.115.00
120.00	531.97	Ps.120.00
125.00	554.14	Ps.108.00
130.00	576.30	Ps.108.00
135.00	598.47	Ps.108.00
140.00	620.63	Ps.108.00
145.00	642.80	Ps.108.00
150.00	664.97	Ps.108.00
155.00	687.13	Ps.108.00
160.00	709.30	Ps.108.00
170.00	731.46	Ps.108.00

Earnings Release | 3Q.2022
Banco Santander México
168

SPY305R DC155

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
5.00	21.39	Ps. 100.00
10.00	42.78	Ps. 100.00
15.00	64.17	Ps. 100.00
20.00	85.56	Ps. 100.00
25.00	106.95	Ps. 100.00
30.00	128.34	Ps. 100.00
35.00	149.73	Ps. 100.00
40.00	171.12	Ps. 100.00
45.00	192.51	Ps. 100.00
50.00	213.91	Ps. 100.00
55.00	235.30	Ps. 100.00
60.00	256.69	Ps. 100.00
65.00	278.08	Ps. 100.00
70.00	299.47	Ps. 100.00
75.00	320.86	Ps. 100.00
80.00	342.25	Ps. 100.00
85.00	363.64	Ps. 100.00
90.00	385.03	Ps. 100.00
95.00	406.42	Ps. 100.00
100.00	427.81	Ps. 100.00
105.00	449.20	Ps. 105.00
110.00	470.59	Ps. 110.00
115.00	491.98	Ps. 115.00
120.00	513.37	Ps. 120.00
125.00	534.76	Ps. 108.00
130.00	556.15	Ps. 108.00
135.00	577.54	Ps. 108.00
140.00	598.93	Ps. 108.00
145.00	620.32	Ps. 108.00
150.00	641.72	Ps. 108.00
155.00	663.11	Ps. 108.00
160.00	684.50	Ps. 108.00
165.00	705.89	Ps. 108.00
170.00	727.28	Ps. 108.00

Earnings Release | 3Q.2022
Banco Santander México
169

SPY306R DC163

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
5.00	18.90	Ps. 100.00
10.00	37.81	Ps. 100.00
15.00	56.71	Ps. 100.00
20.00	75.61	Ps. 100.00
25.00	94.52	Ps. 100.00
30.00	113.42	Ps. 100.00
35.00	132.32	Ps. 100.00
40.00	151.22	Ps. 100.00
45.00	170.13	Ps. 100.00
50.00	189.03	Ps. 100.00
55.00	207.93	Ps. 100.00
60.00	226.84	Ps. 100.00
65.00	245.74	Ps. 100.00
70.00	264.64	Ps. 100.00
75.00	283.55	Ps. 100.00
80.00	302.45	Ps. 100.00
85.00	321.35	Ps. 100.00
90.00	340.25	Ps. 100.00
95.00	359.16	Ps. 100.00
100.00	378.06	Ps. 100.00
105.00	396.96	Ps. 105.00
110.00	415.87	Ps. 110.00
115.00	434.77	Ps. 115.00
120.00	453.67	Ps. 120.00
125.00	472.58	Ps. 110.00
130.00	491.48	Ps. 110.00
135.00	510.38	Ps. 110.00
140.00	529.28	Ps. 110.00
145.00	548.19	Ps. 110.00
150.00	567.09	Ps. 110.00
155.00	585.99	Ps. 110.00
160.00	604.90	Ps. 110.00
165.00	623.80	Ps. 110.00
170.00	642.70	Ps. 110.00

Earnings Release | 3Q.2022
Banco Santander México
170

SPY307R DC171

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
5.00	18.90	Ps. 100.00
10.00	37.81	Ps. 100.00
15.00	56.71	Ps. 100.00
20.00	75.61	Ps. 100.00
25.00	94.52	Ps. 100.00
30.00	113.42	Ps. 100.00
35.00	132.32	Ps. 100.00
40.00	151.22	Ps. 100.00
45.00	170.13	Ps. 100.00
50.00	189.03	Ps. 100.00
55.00	207.93	Ps. 100.00
60.00	226.84	Ps. 100.00
65.00	245.74	Ps. 100.00
70.00	264.64	Ps. 100.00
75.00	283.55	Ps. 100.00
80.00	302.45	Ps. 100.00
85.00	321.35	Ps. 100.00
90.00	340.25	Ps. 100.00
95.00	359.16	Ps. 100.00
100.00	378.06	Ps. 100.00
105.00	396.96	Ps. 105.00
110.00	415.87	Ps. 110.00
115.00	434.77	Ps. 115.00
120.00	453.67	Ps. 120.00
125.00	472.58	Ps. 110.00
130.00	491.48	Ps. 110.00
135.00	510.38	Ps. 110.00
140.00	529.28	Ps. 110.00
145.00	548.19	Ps. 110.00
150.00	567.09	Ps. 110.00
155.00	585.99	Ps. 110.00
160.00	604.90	Ps. 110.00
165.00	623.80	Ps. 110.00
170.00	642.70	Ps. 110.00

Earnings Release | 3Q.2022
Banco Santander México
171

SPY307R DC175

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	19.94	Ps. 100.00
10.00	39.88	Ps. 100.00
15.00	59.82	Ps. 100.00
20.00	79.76	Ps. 100.00
25.00	99.70	Ps. 100.00
30.00	119.64	Ps. 100.00
35.00	139.58	Ps. 100.00
40.00	159.52	Ps. 100.00
45.00	179.46	Ps. 100.00
50.00	199.40	Ps. 100.00
55.00	219.33	Ps. 100.00
60.00	239.27	Ps. 100.00
65.00	259.21	Ps. 100.00
70.00	279.15	Ps. 100.00
75.00	299.09	Ps. 100.00
80.00	319.03	Ps. 100.00
85.00	338.97	Ps. 100.00
90.00	358.91	Ps. 100.00
95.00	378.85	Ps. 100.00
100.00	398.79	Ps. 100.00
105.00	418.73	Ps. 105.00
110.00	438.67	Ps. 110.00
115.00	458.61	Ps. 115.00
120.00	478.55	Ps. 120.00
125.00	498.49	Ps. 111.00
130.00	518.43	Ps. 111.00
135.00	538.37	Ps. 111.00
140.00	558.31	Ps. 111.00
145.00	578.25	Ps. 111.00
150.00	598.19	Ps. 111.00
155.00	618.12	Ps. 111.00
160.00	638.06	Ps. 111.00
165.00	658.00	Ps. 111.00
170.00	677.94	Ps. 111.00

Earnings Release | 3Q.2022
Banco Santander México
172

SPY308R DC184

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	20.62	Ps. 100.00
10.00	41.24	Ps. 100.00
15.00	61.85	Ps. 100.00
20.00	82.47	Ps. 100.00
25.00	103.09	Ps. 100.00
30.00	123.71	Ps. 100.00
35.00	144.32	Ps. 100.00
40.00	164.94	Ps. 100.00
45.00	185.56	Ps. 100.00
50.00	206.18	Ps. 100.00
55.00	226.79	Ps. 100.00
60.00	247.41	Ps. 100.00
65.00	268.03	Ps. 100.00
70.00	288.65	Ps. 100.00
75.00	309.26	Ps. 100.00
80.00	329.88	Ps. 100.00
85.00	350.50	Ps. 100.00
90.00	371.12	Ps. 100.00
95.00	391.73	Ps. 100.00
100.00	412.35	Ps. 100.00
105.00	432.97	Ps. 105.00
110.00	453.59	Ps. 110.00
115.00	474.20	Ps. 115.00
120.00	494.82	Ps. 120.00
125.00	515.44	Ps. 112.00
130.00	536.06	Ps. 112.00
135.00	556.67	Ps. 112.00
140.00	577.29	Ps. 112.00
145.00	597.91	Ps. 112.00
150.00	618.53	Ps. 112.00
155.00	639.14	Ps. 112.00
160.00	659.76	Ps. 112.00
165.00	680.38	Ps. 112.00
170.00	701.00	Ps. 112.00

Earnings Release | 3Q.2022
Banco Santander México
173

SPY308R DC187

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	20.98	Ps. 100.00
10.00	41.95	Ps. 100.00
15.00	62.93	Ps. 100.00
20.00	83.90	Ps. 100.00
25.00	104.88	Ps. 100.00
30.00	125.85	Ps. 100.00
35.00	146.83	Ps. 100.00
40.00	167.80	Ps. 100.00
45.00	188.78	Ps. 100.00
50.00	209.76	Ps. 100.00
55.00	230.73	Ps. 100.00
60.00	251.71	Ps. 100.00
65.00	272.68	Ps. 100.00
70.00	293.66	Ps. 100.00
75.00	314.63	Ps. 100.00
80.00	335.61	Ps. 100.00
85.00	356.58	Ps. 100.00
90.00	377.56	Ps. 100.00
95.00	398.53	Ps. 100.00
100.00	419.51	Ps. 100.00
105.00	440.49	Ps. 105.00
110.00	461.46	Ps. 110.00
115.00	482.44	Ps. 115.00
120.00	503.41	Ps. 120.00
125.00	524.39	Ps. 113.50
130.00	545.36	Ps. 113.50
135.00	566.34	Ps. 113.50
140.00	587.31	Ps. 113.50
145.00	608.29	Ps. 113.50
150.00	629.27	Ps. 113.50
155.00	650.24	Ps. 113.50
160.00	671.22	Ps. 113.50
165.00	692.19	Ps. 113.50
170.00	713.17	Ps. 113.50

Earnings Release | 3Q.2022
Banco Santander México
174

SPY309R DC190

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	19.76	Ps. 100.00
10.00	39.52	Ps. 100.00
15.00	59.28	Ps. 100.00
20.00	79.04	Ps. 100.00
25.00	98.80	Ps. 100.00
30.00	118.55	Ps. 100.00
35.00	138.31	Ps. 100.00
40.00	158.07	Ps. 100.00
45.00	177.83	Ps. 100.00
50.00	197.59	Ps. 100.00
55.00	217.35	Ps. 100.00
60.00	237.11	Ps. 100.00
65.00	256.87	Ps. 100.00
70.00	276.63	Ps. 100.00
75.00	296.39	Ps. 100.00
80.00	316.14	Ps. 100.00
85.00	335.90	Ps. 100.00
90.00	355.66	Ps. 100.00
95.00	375.42	Ps. 100.00
100.00	395.18	Ps. 100.00
105.00	414.94	Ps. 105.00
110.00	434.70	Ps. 110.00
115.00	454.46	Ps. 115.00
120.00	474.22	Ps. 120.00
125.00	493.98	Ps. 113.50
130.00	513.73	Ps. 113.50
135.00	533.49	Ps. 113.50
140.00	553.25	Ps. 113.50
145.00	573.01	Ps. 113.50
150.00	592.77	Ps. 113.50
155.00	612.53	Ps. 113.50
160.00	632.29	Ps. 113.50
165.00	652.05	Ps. 113.50
170.00	671.81	Ps. 113.50

SPY309R DC195

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	18.71	Ps. 100.00
10.00	37.42	Ps. 100.00
15.00	56.13	Ps. 100.00
20.00	74.84	Ps. 100.00
25.00	93.56	Ps. 100.00
30.00	112.27	Ps. 100.00
35.00	130.98	Ps. 100.00
40.00	149.69	Ps. 100.00
45.00	168.40	Ps. 100.00
50.00	187.11	Ps. 100.00
55.00	205.82	Ps. 100.00
60.00	224.53	Ps. 100.00
65.00	243.24	Ps. 100.00
70.00	261.95	Ps. 100.00
75.00	280.67	Ps. 100.00
80.00	299.38	Ps. 100.00
85.00	318.09	Ps. 100.00
90.00	336.80	Ps. 100.00
95.00	355.51	Ps. 100.00
100.00	374.22	Ps. 100.00
105.00	392.93	Ps. 105.00
110.00	411.64	Ps. 110.00
115.00	430.35	Ps. 115.00
120.00	449.06	Ps. 120.00
125.00	467.78	Ps. 114.50
130.00	486.49	Ps. 114.50
135.00	505.20	Ps. 114.50
140.00	523.91	Ps. 114.50
145.00	542.62	Ps. 114.50
150.00	561.33	Ps. 114.50
155.00	580.04	Ps. 114.50
160.00	598.75	Ps. 114.50
165.00	617.46	Ps. 114.50
170.00	636.17	Ps. 114.50

(xix)	Visa, Inc. (V*)

Earnings Release | 3Q.2022
Banco Santander México
175

Stock Market where it is quoted:

New York Stock Exchange

Description:

Visa Inc. operates a retail electronic payments network and manages global financial services. The Company also offers global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses, and government entities.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	105.24	114.35	7,228,097.01
2018	113.86	150.79	8,587,335.23
2019	128.13	189.39	7,596,704.65
2020	135.74	218.73	9,617,979.76
2021	190.16	250.93	8,657,740.09
1st Sem. 2020	135.74	213.31	11,446,094.42
2nd Sem. 2020	180.87	218.73	7,809,735.91
1st Sem. 2021	193.25	237.32	8,577,517.09
2nd Sem. 2021	190.16	250.93	8,736,655.11
1st Sem. 2022	189.05	235.42	8,546,014.75
April 2022	201.10	227.74	7,363,161.63
May 2022	193.00	214.52	7,725,814.42
June 2022	189.05	215.05	6,931,123.63
July 2022	199.18	216.19	5,644,822.32
August 2022	198.71	217.14	5,569,490.39
September 2022	177.65	206.63	6,877,622.10

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

Earnings Release | 3Q.2022
Banco Santander México
176

VIS210R DC004

Observed Price	Market Price	Payment Rights
0.00	0.00	Ps. 100.00
5.00	11.26	Ps. 100.00
10.00	22.52	Ps. 100.00
15.00	33.78	Ps. 100.00
20.00	45.04	Ps. 100.00
25.00	56.30	Ps. 100.00
30.00	67.55	Ps. 100.00
35.00	78.81	Ps. 100.00
40.00	90.07	Ps. 100.00
45.00	101.33	Ps. 100.00
50.00	112.59	Ps. 100.00
55.00	123.85	Ps. 100.00
60.00	135.11	Ps. 100.00
65.00	146.37	Ps. 100.00
70.00	157.63	Ps. 100.00
75.00	168.89	Ps. 100.00
80.00	180.14	Ps. 100.00
85.00	191.40	Ps. 100.00
90.00	202.66	Ps. 100.00
95.00	213.92	Ps. 100.00
100.00	225.18	Ps. 100.00
105.00	236.44	Ps. 105.00
110.00	247.70	Ps. 110.00
115.00	258.96	Ps. 115.00
118.00	265.71	Ps. 118.00
118.75	267.40	Ps. 118.75
118.80	267.51	Ps. 106.00
135.00	303.99	Ps. 106.00
140.00	315.25	Ps. 106.00
145.00	326.51	Ps. 106.00
150.00	337.77	Ps. 106.00
155.00	349.03	Ps. 106.00

(xx)	Energy Select Sector SPDR (XLE *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Energy Select Sector SPDR Fund is an Exchange Traded Fund incorporated in the US Follow the performance of The Energy Select Sector Index. Holds large cap energy stocks in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Earnings Release | 3Q.2022
Banco Santander México
177

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	67.08	72.60	11,146,275.76
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
2021	37.90	59.14	29,938,403.21
1st Sem. 2020	23.57	60.87	32,986,907.84
2nd Sem. 2020	27.71	41.60	27,702,208.20
1st Sem. 2021	37.90	56.19	31,563,188.91
2nd Sem. 2021	45.79	59.14	28,340,108.58
1st Sem. 2022	55.50	92.28	38,560,853.67
April 2022	73.68	81.02	31,249,898.13
May 2022	75.15	88.53	35,377,743.19
June 2022	70.66	92.28	38,896,881.20
July 2022	67.49	78.42	27,665,944.77
August 2022	71.66	84.09	22,383,327.52
September 2022	68.75	82.27	30,054,345.77

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLE304R DC019

Earnings Release | 3Q.2022
Banco Santander México
178

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 85.00
5.00	3.82	Ps. 85.00
10.00	7.64	Ps. 85.00
15.00	11.47	Ps. 85.00
20.00	15.29	Ps. 85.00
25.00	19.11	Ps. 85.00
30.00	22.93	Ps. 85.00
35.00	26.75	Ps. 85.00
40.00	30.58	Ps. 85.00
45.00	34.40	Ps. 85.00
50.00	38.22	Ps. 85.00
55.00	42.04	Ps. 85.00
60.00	45.86	Ps. 85.00
65.00	49.69	Ps. 85.00
70.00	53.51	Ps. 85.00
75.00	57.33	Ps. 85.00
80.00	61.15	Ps. 85.00
85.00	64.97	Ps. 85.00
90.00	68.80	Ps. 90.00
95.00	72.62	Ps. 95.00
100.00	76.44	Ps. 100.00
102.00	77.97	Ps. 103.24
101.00	77.20	Ps. 101.62
103.00	78.73	Ps. 104.86
108.00	82.56	Ps. 112.96
110.00	84.08	Ps. 116.20
115.00	87.91	Ps. 124.30
120.00	91.73	Ps. 132.40
125.00	95.55	Ps. 132.40
130.00	99.37	Ps. 132.40
135.00	103.19	Ps. 132.40
140.00	107.02	Ps. 132.40
145.00	110.84	Ps. 132.40
150.00	114.66	Ps. 132.40
160.00	122.30	Ps. 132.40

\
(xxi)	Financial Select Sector SPDR (XLF*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Financial Select Sector SPDR Fund is an exchange-traded fund incorporated in the USA. The Fund's objective is to provide investment results that, before expenses, correspond to the performance of The Financial Select Sector. The Index includes financial services firms whose business' range from investment management to commercial & business banking.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	25.86	28.22	57,912,043.86
2018	22.31	30.17	61,707,717.64
2019	23.48	30.94	49,572,724.63
2020	17.66	31.17	67,562,556.95
2021	28.95	40.62	55,157,648.64
1st Sem. 2020	17.66	31.17	80,700,158.41
2nd Sem. 2020	22.68	29.48	54,567,755.49
1st Sem. 2021	28.95	38.47	58,163,835.48
2nd Sem. 2021	35.11	40.62	52,200,475.72
1st Sem. 2022	30.84	41.42	72,143,869.63
April 2022	34.51	38.22	66,067,746.93
May 2022	32.92	36.04	76,369,541.10
June 2022	30.84	35.38	67,235,474.27
July 2022	30.74	33.71	44,342,423.77
August 2022	33.05	35.81	33,355,553.26
September 2022	30.36	34.64	46,932,492.97

Earnings Release | 3Q.2022
Banco Santander México
179

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLF212R DC022

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.973	5	Ps.90.00
3.946	10	Ps.90.00
5.919	15	Ps.90.00
7.892	20	Ps.90.00
9.865	25	Ps.90.00
11.838	30	Ps.90.00
13.811	35	Ps.90.00
15.784	40	Ps.90.00
17.757	45	Ps.90.00
19.73	50	Ps.90.00
21.703	55	Ps.90.00
23.676	60	Ps.90.00
25.649	65	Ps.90.00
27.622	70	Ps.90.00
29.595	75	Ps.90.00
31.568	80	Ps.90.00
33.541	85	Ps.90.00
35.514	90	Ps.90.00
37.487	95	Ps.95.00
39.46	100	Ps.100.00
40.2492	102	Ps.100.00
39.8546	101	Ps.100.00
40.6438	103	Ps.100.00
42.6168	108	Ps.106.15
44.593746	113.01	Ps.112.31
46.172146	117.01	Ps.117.23
46.566746	118.01	Ps.118.46
46.566746	118.01	Ps.118.46
50.9034	129	Ps.131.98
52.8764	134	Ps.108.00
54.8494	139	Ps.108.00
56.8224	144	Ps.108.00
58.7954	149	Ps.108.00
60.7684	154	Ps.108.00

Earnings Release | 3Q.2022
Banco Santander México
180

XLF302R DC023

Observed Price	Market price	Payment rights
0.00	0.00	Ps. 90.00
5.00	1.95	Ps. 90.00
10.00	3.91	Ps. 90.00
15.00	5.86	Ps. 90.00
20.00	7.81	Ps. 90.00
25.00	9.77	Ps. 90.00
30.00	11.72	Ps. 90.00
35.00	13.67	Ps. 90.00
40.00	15.62	Ps. 90.00
45.00	17.58	Ps. 90.00
50.00	19.53	Ps. 90.00
55.00	21.48	Ps. 90.00
60.00	23.44	Ps. 90.00
65.00	25.39	Ps. 90.00
70.00	27.34	Ps. 90.00
75.00	29.30	Ps. 90.00
80.00	31.25	Ps. 90.00
85.00	33.20	Ps. 90.00
90.00	35.15	Ps. 90.00
95.00	37.11	Ps. 95.00
100.00	39.06	Ps. 100.00
102.00	39.84	Ps. 100.00
101.00	39.45	Ps. 100.00
103.00	40.23	Ps. 100.00
108.00	42.18	Ps. 106.90
113.01	44.14	Ps. 113.81
117.01	45.70	Ps. 119.33
118.01	46.09	Ps. 120.71
118.01	46.09	Ps. 120.71
129.00	50.39	Ps. 135.88
134.00	52.34	Ps. 108.00
139.00	54.29	Ps. 108.00
144.00	56.25	Ps. 108.00
149.00	58.20	Ps. 108.00
154.00	60.15	Ps. 108.00

Earnings Release | 3Q.2022
Banco Santander México
181

(xxii)	TECHNOLOGY SELECT SECTOR SPDR (XLK *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Technology Select Sector SPDR Fund is an Exchange Traded Fund incorporated in the US The ETF tracks the performance of The Technology Select Sector Index. It has large and medium cap technology stocks. Its largest investment allocation is in the United States. The ETF weights stocks using a market capitalization methodology.

Historical Evolution:

Comparison base: September 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	59.10	65.13	9,543,242.07
2018	57.62	75.93	15,712,776.42
2019	58.89	91.92	11,893,282.03
2020	70.40	130.52	13,347,617.79
2021	125.83	176.65	8,572,452.23
1st Sem. 2020	70.40	104.63	17,049,376.79
2nd Sem. 2020	104.66	130.52	9,686,095.30
1st Sem. 2021	125.83	147.82	7,739,826.08
2nd Sem. 2021	147.91	176.65	9,391,502.96
1st Sem. 2022	123.49	175.52	12,591,871.76
April 2022	139.82	161.47	11,755,292.10
44682	130.77	148.87	12,507,178.84
June 2022	123.49	143.42	9,538,764.70
July 2022	127.41	144.22	6,423,376.68
August 2022	135.26	151.56	5,626,528.03
September 2022	118.78	139.40	8,325,609.17

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 3Q.2022
Banco Santander México
182

Quantitative examples that illustrate possible gains or losses

XLK407R DC015

Payment rights
under different scenarios of observed price
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	6.46	Ps. 90.00
10.00	12.93	Ps. 90.00
15.00	19.39	Ps. 90.00
20.00	25.85	Ps. 90.00
25.00	32.31	Ps. 90.00
30.00	38.78	Ps. 90.00
35.00	45.24	Ps. 90.00
40.00	51.70	Ps. 90.00
45.00	58.16	Ps. 90.00
50.00	64.63	Ps. 90.00
55.00	71.09	Ps. 90.00
60.00	77.55	Ps. 90.00
65.00	84.01	Ps. 90.00
70.00	90.48	Ps. 90.00
75.00	96.94	Ps. 90.00
80.00	103.40	Ps. 90.00
85.00	109.86	Ps. 90.00
90.00	116.33	Ps. 90.00
95.00	122.79	Ps. 95.00
100.00	129.25	Ps. 100.00
102.00	131.84	Ps. 102.74
101.00	130.54	Ps. 101.37
103.00	133.13	Ps. 104.11
108.00	139.59	Ps. 110.96
110.00	142.18	Ps. 113.70
115.00	148.64	Ps. 120.55
120.00	155.10	Ps. 127.40
125.00	161.56	Ps. 134.25
130.00	168.03	Ps. 141.10
135.00	174.49	Ps. 147.95
140.00	180.95	Ps. 147.95
145.00	187.41	Ps. 147.95
150.00	193.88	Ps. 147.95
160.00	206.80	Ps. 147.95

Earnings Release | 3Q.2022
Banco Santander México
183

Hedged Position as of September 30th, 2022

Hedged Positions

ASSETS: ADB310L DC015, ADB401R DC016, BAB302R DC063, BAB304R DC053, BAC212L DC014, CTI308L DC012, FBK304R DC116, FBK309L DC115, FXI305R DC037, IBB306R DC003, ICL211R DC003, ICL212L DC010, JNJ210R DC005, MLI212L DC014, MLI303L DC019, MLI303L DC020, MRN211L DC007, MTP301L DC122, NVD210L DC124, NVD212L DC129, NVD307L DC130, PYL306L DC043, QCM401R DC012, QQQ306R DC033, QQQ306R DC034, QQQ307R DC035, QQQ307R DC036, QQQ308R DC039, QQQ309R DC041, QQQ309R DC042, SHP303L DC010, SOX307R DC003, SOX307R DC005, SOX309R DC006, SPY303R DC149, SPY304R DC152, SPY305R DC155, SPY306R DC163, SPY307R DC171, SPY307R DC175, SPY308R DC184, SPY308R DC187, SPY309R DC190, SPY309R DC195, SXE406R DC069, VIS210R DC004, XLE304R DC019, XLF212R DC022, XLF302R DC023, XLK407R DC015.

Asset type	Issuer / Serie	Number of shares	Market price	Beta coef.	Period in months used for beta	Delta coefic. (for options and warrants)	Delta (shares)	Delta (securities)
HEDGE	ICL211R DC003	586,000	0	1	12	0.05280082	30,941.28	30,941.28
HEDGE	BAB304R DC053	486,942	0	1	12	0.00388755	1,893.01122	1,893.01122
HEDGE	VIS210R DC004	400,000	0	1	12	3.57E-06	1.43	1.43
HEDGE	JNJ210R DC005	400,000	0	1	12	0.021329909	8,531.96	8,531.96
HEDGE	NVD210L DC124	1,373,200	0	1	12	0.005674672	7,792.45936	7,792.45936
HEDGE	MRN211L DC007	472,500	0	1	12	5.32E-05	25.14924	25.14924
HEDGE	BAC212L DC014	287,300	0	1	12	0.087411674	25,113.37	25,113.37
HEDGE	ICL212L DC010	100,000	0	1	12	0.116950175	11,695.02	11,695.02
HEDGE	MLI212L DC014	130,000	0	1	12	0.004695154	610.37	610.37
HEDGE	NVD212L DC129	100,000	0	1	12	0.01616119	1,616.12	1,616.12
HEDGE	XLF212R DC022	375,700	0	1	12	0.010181859	3,825.32	3,825.32
HEDGE	PYL306L DC043	358,060	0	1	12	0.01402463	5,021.66	5,021.66
HEDGE	NVD307L DC130	506,200	0	1	12	0.018601035	9,415.84	9,415.84
HEDGE	XLF302R DC023	326,500	0	1	12	0.020735582	6,770.16752	6,770.16752
HEDGE	CTI308L DC012	365,000	0	1	12	0.06282185	22,929.98	22,929.98
HEDGE	BAB302R DC063	475,300	0	1	12	0.021647948	10,289.27	10,289.27
HEDGE	SPY303R DC149	772,000	0	1	12	0.002468234	1,905.48	1,905.48
HEDGE	FBK309L DC115	133,200	0	1	12	0.022227754	2,960.74	2,960.74
HEDGE	ADB310L DC015	92,400	0	1	12	0.00970604	896.84	896.84
HEDGE	FBK304R DC116	869,300	0	1	12	0.000987535	858.46	858.46
HEDGE	XLE304R DC019	110,000	0	1	12	0.041705515	4,587.61	4,587.61
HEDGE	SPY304R DC152	121,000	0	1	12	0.0010207	123.5	123.5
HEDGE	SPY305R DC155	2,084,700	0	1	12	0.001626807	3,391.40	3,391.40

Earnings Release | 3Q.2022
Banco Santander México
184

HEDGE	FXI305R DC037	276,000	0	1	12	0.052957252	14,616.20	14,616.20
HEDGE	QQQ306R DC033	1,886,200	0	1	12	0.003129522	5,902.90	5,902.90
HEDGE	QQQ306R DC034	318,000	0	1	12	0.00706562	2,246.87	2,246.87
HEDGE	IBB306R DC003	77,500	0	1	12	0.008035139	622.72	622.72
HEDGE	SXE406R DC069	550,000	0	1	12	0.000153579	84.47	84.47
HEDGE	SPY306R DC163	160,000	0	1	12	0.003067341	490.77455	490.77455
HEDGE	SPY307R DC171	217,000	0	1	12	0.003003315	651.72	651.72
HEDGE	QQQ307R DC035	566,500	0	1	12	0.003072314	1,740.47	1,740.47
HEDGE	SOX307R DC003	237,000	0	1	12	0.003278449	776.99	776.99
HEDGE	ADB401R DC016	120,000	0	1	12	0.003034505	364.14	364.14
HEDGE	QCM401R DC012	120,000	0	1	12	0.012229254	1,467.51047	1,467.51047
HEDGE	XLK407R DC015	194,190	0	1	12	0.021260963	4,128.66643	4,128.66643
HEDGE	MTP301L DC122	100,000	0	1	12	0.025353205	2,535.32054	2,535.32054
HEDGE	QQQ307R DC036	267,000	0	1	12	0.003379217	902.25097	902.25097
HEDGE	SPY307R DC175	79,500	0	1	12	0.00296619	235.81	235.81
HEDGE	SOX307R DC005	169,750	0	1	12	0.002852054	484.13613	484.13613
HEDGE	SPY308R DC184	100,000	0	1	12	0.002814237	281.42	281.42
HEDGE	QQQ308R DC039	142,500	0	1	12	0.003029048	431.64	431.64
HEDGE	SPY308R DC187	88,500	0	1	12	0.002587223	228.96922	228.96922
HEDGE	MLI303L DC019	100,000	0	1	12	0.002443195	244.3195	244.3195
HEDGE	SOX309R DC006	139,000	0	1	12	0.002975563	413.6	413.6
HEDGE	SPY309R DC190	175,000	0	1	12	0.003138194	549.18	549.18
HEDGE	QQQ309R DC041	445,000	0	1	12	0.003415864	1,520.06	1,520.06
HEDGE	MLI303L DC020	100,000	0	1	12	0.002396392	239.64	239.64
HEDGE	SHP303L DC010	100,000	0	1	12	0.076670835	7,667.08	7,667.08
HEDGE	QQQ309R DC042	154,500	0	1	12	0.003467959	535.8	535.8
HEDGE	SPY309R DC195	162,500	0	1	12	0.003259708	529.7	529.7
OBLIGATION	ICL211R DC003	586,000	0	1	12	(0.05280082)	(30,941.28078)	(30,941.28078)
OBLIGATION	BAB304R DC053	486,942	0	1	12	(0.00388755)	(1,893.01)	(1,893.01)
OBLIGATION	VIS210R DC004	400,000	0	1	12	(3.57E-06)	(1.43)	(1.43)
OBLIGATION	JNJ210R DC005	400,000	0	1	12	(0.021329909	(8,531.96)	(8,531.96)
OBLIGATION	NVD210L DC124	1,373,200	0	1	12	(0.005674672)	(7,792.46)	(7,792.46)

Earnings Release | 3Q.2022
Banco Santander México
185

OBLIGATION	MRN211L DC007	472,500	0	1	12	(5.32E-05)	(25.15)	(25.15)
OBLIGATION	BAC212L DC014	287,300	0	1	12	(0.087411674)	(25,113.37)	(25,113.37)
OBLIGATION	ICL212L DC010	100,000	0	1	12	(0.116950175	(11,695.02)	(11,695.02)
OBLIGATION	MLI212L DC014	130,000	0	1	12	(0.004695154)	(610.37)	(610.37)
OBLIGATION	NVD212L DC129	100,000	0	1	12	(0.01616119)	(1,616.12)	(1,616.12)
OBLIGATION	XLF212R DC022	375,700	0	1	12	(0.010181859)	(3,825.32)	(3,825.32)
OBLIGATION	PYL306L DC043	358,060	0	1	12	(0.01402463)	(5,021.66)	(5,021.66)
OBLIGATION	NVD307L DC130	506,200	0	1	12	(0.018601035)	(9,415.84)	(9,415.84)
OBLIGATION	XLF302R DC023	326,500	0	1	12	(0.020735582)	(6,770.17)	(6,770.17)
OBLIGATION	CTI308L DC012	365,000	0	1	12	(0.06282185)	(22,929.98)	(22,929.98)
OBLIGATION	BAB302R DC063	475,300	0	1	12	(0.021647948)	(10,289.26991)	(10,289.26991)
OBLIGATION	SPY303R DC149	772,000	0	1	12	(0.002468234)	(1,905.48)	(1,905.48)
OBLIGATION	FBK309L DC115	133,200	0	1	12	(0.022227754)	(2,960.74)	(2,960.74)
OBLIGATION	ADB310L DC015	92,400	0	1	12	(0.00970604)	(896.84)	(896.84)
OBLIGATION	FBK304R DC116	869,300	0	1	12	(0.000987535)	(858.46)	(858.46)
OBLIGATION	XLE304R DC019	110,000	0	1	12	(0.041705515)	(4,587.60667)	(4,587.60667)
OBLIGATION	SPY304R DC152	121,000	0	1	12	(0.0010207)	(123.50473)	(123.50473)
OBLIGATION	SPY305R DC155	2,084,700	0	1	12	(0.001626807)	(3,391.40387)	(3,391.40387)
OBLIGATION	FXI305R DC037	276,000	0	1	12	(0.052957252)	(14,616.20153)	(14,616.20153)
OBLIGATION	QQQ306R DC033	1,886,200	0	1	12	(0.003129522)	(5,902.90442)	(5,902.90442)
OBLIGATION	QQQ306R DC034	318,000	0	1	12	(0.00706562)	(2,246.86727)	(2,246.86727)
OBLIGATION	IBB306R DC003	77,500	0	1	12	(0.008035139)	(622.72325)	(622.72325)
OBLIGATION	SXE406R DC069	550,000	0	1	12	(0.000153579)	(84.46825)	(84.46825)
OBLIGATION	SPY306R DC163	160,000	0	1	12	(0.003067341)	(490.77455)	(490.77455)
OBLIGATION	SPY307R DC171	217,000	0	1	12	(0.003003315)	(651.71926)	(651.71926)
OBLIGATION	QQQ307R DC035	566,500	0	1	12	(0.003072314)	(1,740.46593)	(1,740.46593)
OBLIGATION	SOX307R DC003	237,000	0	1	12	(0.003278449)	(776.99246)	(776.99246)
OBLIGATION	ADB401R DC016	120,000	0	1	12	(0.003034505)	(364.14064)	(364.14064)
OBLIGATION	QCM401R DC012	120,000	0	1	12	(0.012229254)	(1,467.51047)	(1,467.51047)
OBLIGATION	XLK407R DC015	194,190	0	1	12	(0.021260963)	(4,128.66643)	(4,128.66643)
OBLIGATION	MTP301L DC122	100,000	0	1	12	(0.025353205)	(2,535.32054)	(2,535.32054)
OBLIGATION	QQQ307R DC036	267,000	0	1	12	(0.003379217)	(902.25097)	(902.25097)
OBLIGATION	SPY307R DC175	79,500	0	1	12	(0.00296619)	(235.81208)	(235.81208)
OBLIGATION	SOX307R DC005	169,750	0	1	12	(0.002852054)	(484.13613)	(484.13613)
OBLIGATION	SPY308R DC184	100,000	0	1	12	(0.002814237)	(281.42367)	(281.42367)
OBLIGATION	QQQ308R DC039	142,500	0	1	12	(0.003029048)	(431.63935)	(431.63935)
OBLIGATION	SPY308R DC187	88,500	0	1	12	(0.002587223)	(228.96922)	(228.96922)
OBLIGATION	MLI303L DC019	100,000	0	1	12	(0.002443195)	(244.3195)	(244.3195)
OBLIGATION	SOX309R DC006	139,000	0	1	12	(0.002975563)	(413.60326)	(413.60326)
OBLIGATION	SPY309R DC190	175,000	0	1	12	(0.003138194)	(549.184)	(549.184)
OBLIGATION	QQQ309R DC041	445,000	0	1	12	(0.003415864)	(1,520.05946)	(1,520.05946)
OBLIGATION	MLI303L DC020	100,000	0	1	12	(0.002396392)	(239.63924)	(239.63924)
OBLIGATION	SHP303L DC010	100,000	0	1	12	(0.076670835)	(7,667.08346)	(7,667.08346)
OBLIGATION	QQQ309R DC042	154,500	0	1	12	(0.003467959)	(535.79964)	(535.79964)
OBLIGATION	SPY309R DC195	162,500	0	1	12	(0.003259708)	(529.70263)	(529.70263)

Earnings Release | 3Q.2022
Banco Santander México
186

DELTA AS ISSUERS
ISSUER / SERIE	ISSUER / SERIE	ISSUER / SERIE
ICL211R DC003	HEDGE	30,941.28
	OBLIGATION	(30,941.28)
BAB304R DC053	HEDGE	1,893.01
	OBLIGATION	(1,893.01)
VIS210R DC004	HEDGE	1.43
	OBLIGATION	(1.43)
JNJ210R DC005	HEDGE	8,531.96
	OBLIGATION	(8,531.96)
NVD210L DC124	HEDGE	7,792.46
	OBLIGATION	(7,792.46)
MRN211L DC007	HEDGE	25.15
	OBLIGATION	(25.15)
BAC212L DC014	HEDGE	25,113.37
	OBLIGATION	(25,113.37)
ICL212L DC010	HEDGE	11,695.02
	OBLIGATION	(11,695.02)
MLI212L DC014	HEDGE	610.37
	OBLIGATION	(610.37)
NVD212L DC129	HEDGE	1,616.12
	OBLIGATION	(1,616.12)
XLF212R DC022	HEDGE	3,825.32
	OBLIGATION	(3,825.32)
PYL306L DC043	HEDGE	5,021.66
	OBLIGATION	(5,021.66)
NVD307L DC130	HEDGE	9,415.84
	OBLIGATION	(9,415.84)
XLF302R DC023	HEDGE	6,770.17
	OBLIGATION	(6,770.17)
CTI308L DC012	HEDGE	22,929.98
	OBLIGATION	(22,929.98)
BAB302R DC063	HEDGE	10,289.27
	OBLIGATION	(10,289.27)
SPY303R DC149	HEDGE	1,905.48
	OBLIGATION	(1,905.48)
FBK309L DC115	HEDGE	2,960.74
	OBLIGATION	(2,960.74)
ADB310L DC015	HEDGE	896.84
	OBLIGATION	(896.84)
FBK304R DC116	HEDGE	858.46
	OBLIGATION	(858.46)
XLE304R DC019	HEDGE	4,587.61
	OBLIGATION	(4,587.61)
SPY304R DC152	HEDGE	123.5
	OBLIGATION	(123.5)
SPY305R DC155	HEDGE	3,391.40
	OBLIGATION	(3,391.40)
FXI305R DC037	HEDGE	14,616.20
	OBLIGATION	(14,616.20)
QQQ306R DC033	HEDGE	5,902.90
	OBLIGATION	(5,902.90)
QQQ306R DC034	HEDGE	2,246.87
	OBLIGATION	(2,246.87)
IBB306R DC003	HEDGE	622.72
	OBLIGATION	(622.72)
SXE406R DC069	HEDGE	84.47
	OBLIGATION	(84.47)

Earnings Release | 3Q.2022
Banco Santander México
187

SPY306R DC163	HEDGE	490.77
	OBLIGATION	(490.77)
SPY307R DC171	HEDGE	651.72
	OBLIGATION	(651.72)
QQQ307R DC035	HEDGE	1,740.47
	OBLIGATION	(1,740.47)
SOX307R DC003	HEDGE	776.99
	OBLIGATION	(776.99)
ADB401R DC016	HEDGE	364.14
	OBLIGATION	(364.14)
QCM401R DC012	HEDGE	1,467.51
	OBLIGATION	(1,467.51)
XLK407R DC015	HEDGE	4,128.67
	OBLIGATION	(4,128.67)
MTP301L DC122	HEDGE	2,535.32
	OBLIGATION	(2,535.32)
QQQ307R DC036	HEDGE	902.25
	OBLIGATION	(902.25)
SPY307R DC175	HEDGE	235.81
	OBLIGATION	(235.81)
SOX307R DC005	HEDGE	484.14
	OBLIGATION	(484.14)
SPY308R DC184	HEDGE	281.42
	OBLIGATION	(281.42)
QQQ308R DC039	HEDGE	431.64
	OBLIGATION	(431.64)
SPY308R DC187	HEDGE	228.97
	OBLIGATION	(228.97)
MLI303L DC019	HEDGE	244.32
	OBLIGATION	(244.32)
SOX309R DC006	HEDGE	413.6
	OBLIGATION	(413.6)
SPY309R DC190	HEDGE	549.18
	OBLIGATION	(549.18)
QQQ309R DC041	HEDGE	1,520.06
	OBLIGATION	(1,520.06)
MLI303L DC020	HEDGE	239.64
	OBLIGATION	(239.64)
SHP303L DC010	HEDGE	7,667.08
	OBLIGATION	(7,667.08)
QQQ309R DC042	HEDGE	535.8
	OBLIGATION	(535.8)
SPY309R DC195	HEDGE	529.7
	OBLIGATION	(529.7)
TOTAL		0.000000

Earnings Release | 3Q.2022
Banco Santander México
188

ISSUER	DELTA (SHARES)	ORIGINAL BETA	STANDARD ERROR	DELTA IN TERMS OF ASSETS	DELTA HEDGE IN SECURITIES	DELTA OBLIGATIONS IN SECURITIES
ICL211R DC003	0	1	0	0	30,941.28	(30,941.28)
BAB304R DC053	0	1	0	0	1,893.01122	(1,893.01122)
VIS210R DC004	0	1	0	0	1.43	(1.43)
JNJ210R DC005	0	1	0	0	8,531.96	(8,531.96)
NVD210L DC124	0	1	0	0	7,792.45936	(7,792.45936)
MRN211L DC007	0	1	0	0	25.14924	(25.14924)
BAC212L DC014	0	1	0	0	25,113.37	(25,113.37)
ICL212L DC010	0	1	0	0	11,695.02	(11,695.02)
MLI212L DC014	0	1	0	0	610.37	(610.37)
NVD212L DC129	0	1	0	0	1,616.12	(1,616.12)
XLF212R DC022	0	1	0	0	3,825.32	(3,825.32)
PYL306L DC043	0	1	0	0	5,021.66	(5,021.66)
NVD307L DC130	0	1	0	0	9,415.84	(9,415.84)
XLF302R DC023	0	1	0	0	6,770.16752	(6,770.16752)
CTI308L DC012	0	1	0	0	22,929.98	(22,929.98)
BAB302R DC063	0	1	0	0	10,289.27	(10,289.27)
SPY303R DC149	0	1	0	0	1,905.48	(1,905.48)
FBK309L DC115	0	1	0	0	2,960.74	(2,960.74)
ADB310L DC015	0	1	0	0	896.84	(896.84)
FBK304R DC116	0	1	0	0	858.46	(858.46)
XLE304R DC019	0	1	0	0	4,587.61	(4,587.61)
SPY304R DC152	0	1	0	0	123.5	(123.5)
SPY305R DC155	0	1	0	0	3,391.40	(3,391.40)
FXI305R DC037	0	1	0	0	14,616.20	(14,616.20)
QQQ306R DC033	0	1	0	0	5,902.90	(5,902.90)
QQQ306R DC034	0	1	0	0	2,246.87	(2,246.87)
IBB306R DC003	0	1	0	0	622.72	(622.72)
SXE406R DC069	0	1	0	0	84.47	(84.47)
SPY306R DC163	0	1	0	0	490.77455	(490.77455)
SPY307R DC171	0	1	0	0	651.72	(651.72)
QQQ307R DC035	0	1	0	0	1,740.47	(1,740.47)
SOX307R DC003	0	1	0	0	776.99	(776.99)
ADB401R DC016	0	1	0	0	364.14	(364.14)
QCM401R DC012	0	1	0	0	1,467.51047	(1,467.51047)
XLK407R DC015	0	1	0	0	4,128.66643	(4,128.66643)
MTP301L DC122	0	1	0	0	2,535.32054	(2,535.32054)
QQQ307R DC036	0	1	0	0	902.25097	(902.25097)
SPY307R DC175	0	1	0	0	235.81208	(235.81208)
SOX307R DC005	0	1	0	0	484.13613	(484.13613)
SPY308R DC184	0	1	0	0	281.42367	(281.42367)
QQQ308R DC039	0	1	0	0	431.63935	(431.63935)
SPY308R DC187	0	1	0	0	228.96922	(228.96922)
MLI303L DC019	0	1	0	0	244.3195	(244.3195)
SOX309R DC006	0	1	0	0	413.60326	(413.60326)
SPY309R DC190	0	1	0	0	549.184	(549.184)
QQQ309R DC041	0	1	0	0	1,520.05946	(1,520.05946)
MLI303L DC020	0	1	0	0	239.63924	(239.63924)
SHP303L DC010	0	1	0	0	7,667.08346	(7,667.08346)
QQQ309R DC042	0	1	0	0	535.79964	(535.79964)
SPY309R DC195	0	1	0	0	529.70263	(529.70263)

Earnings Release | 3Q.2022
Banco Santander México
189

Item 2

3Q.22 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Strong Quarter Led by Solid Core Revenues and Healthy Asset Quality 3 Loan book up 12.1%  Individual loans, outpace market, supported by sustained market share gain in auto loans as well as stronger performance in credit card, payroll and mortgages loans  Significant pick - up in middle - market, corporate and government loans, while SMEs remained soft Deposit base flat YoY; individual deposits at 38.2% of base vs 24.2% in 2016; best mix for a third quarter. Maintain focus on reducing high - cost corporate deposits  Individual demand deposits +6.0%  Individual term deposits +7.4% Healthy asset quality  NPL ratio 2.01% 2.85%  Cost of risk 1 1.54% 2.75% Higher profitability in 3Q22 driven by strong revenue expansion and lower provisions  Efficiency ratio 2 46.28% - 469 bps 46.72% - 167 bps  ROAE 3 20.14% +818 bps 16.56% +599 bps 3Q22 3Q21 3Q22 YoY Var  Corporate demand deposits - 13.8%  Corporate term deposits +29.5% Solid capital and liquidity positions  CET1 13 .46%  LCR 181 .11% 3Q22  NPL and cost of risk reflect both the positive performance from a large corporate and healthy asset quality across loan book Source: Company filings under CNBV GAAP. Notes: 1) Year to date ratio = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (3Q22*4) / Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (9M22/3*4). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q21;3Q22) / Year to date r atio = Annualized cumulative net income as a percentage of average equity (4Q21;3Q22). 9M22 YoY Var

Challenging Macro Indicators with Decreasing GDP Expectations

Banxico's GDP Growth Expectations Survey[1] (%)

2022
2023
2.0
2.2
2.0
1.2
2.5
2.0
1.5
1.0
2019
2020
2021
September 2022

Growth of Formal Employment[2] (%, YoY)

6
2
-2
-6
4.0
2019
2020
2021
September 2022

Macro Indicators[3] (%)

130
120
110
100
90
80
70
60
120.5
102.0
96.7
Private Consumption
Industrial Activity
Gross Fixed Investment
2019
2020
2021
August 2022

Santander

4

4.0 - 6 - 2 6 2 2021 2019 2020 Septembe r 2022 Banxico’s GDP Growth Expectations Survey 1 (%) 2.0 2.0 2.2 1.2 2.0 1.0 1.5 2.5 2019 2020 2021 Septembe r 2022 4 Challenging Macro Indicators with Decreasing GDP Expectations Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of September 2022. 2) Instituto Mexicano del Seguro Social (IMSS) as of September 2022. 3) Instituto Nacional de Estadística y Geografía ( INEGI) seasonally adjusted series as of August 2022. Macro Indicators 3 (%) 13.1 % Growth of Formal Employment 2 (%, YoY ) 2022 2023  Banxico’s GDP growth expectations survey shows a decreasing trend for 2023 , reflecting Mexico’s weak economic environment and prevailing global uncertainty .  According to the Mexican Institute of Social Security, over 789 , 000 new jobs were created during January - September 2022 , the third highest historical increase .  Private consumption exceeds pre - Covid levels, while industrial activity is at pre - pandemic levels while investments slowing . 120.5 102.0 96.7 60 70 80 90 100 110 120 130 Augus t 2022 2020 2019 2021 Gross Fixed Investment Private Consumption Industrial Activity

Total Loans

YoY Growth
5,383
5,549
5,681
5,891
5,951
-1.9%
4.6%
6.2%
10.6%
11.3%
3Q21
4Q21
1Q22
2Q22
Aug'22

Total Deposits

YoY Growth
5,980
6,229
6,450
6,577
6,589
2.4%
5.7%
8.0%
10.4%
10.2%
3Q21
4Q21
1Q22
2Q22
Aug'22

Consumer Loans[1] (YoY Growth)

0.5%
2.5%
8.3%
12.1%
14.6%
3Q21
4Q21
1Q22
2Q22
Aug'22

Demand Deposits (YoY Growth)

8.6%
9.3%
10.4%
10.3%
8.0%
3Q21
4Q21
1Q22
2Q22
Aug'22

Santander

5

5 Solid Growth in System Loans Across Segments, with Consumer Loans Accelerating; Shift to Time Deposits in Response to Higher Interest Rates Source: CNBV Banks as of August 2022 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) - 1.9% 5,681 3Q21 6.2% 4.6% 4Q21 1Q22 10.6% 2Q22 11.3% Aug’22 5,383 5,549 5,891 5,951 YoY Growth 3Q21 10.4% 2.4% 1Q22 5.7% 4Q21 2Q22 8.0% 10.2% Aug’22 6,229 5,980 6,450 6,577 6,589 YoY Growth 8.3% 1Q22 3Q21 4Q21 2Q22 Aug’22 0.5% 2.5% 12.1% 14.6% 9.3% 3Q21 Aug’22 4Q21 8.6% 1Q22 10.4% 2Q22 10.3% 8.0%

CASHBACK BABY

likeU

90% acceptance rate

100% digital

Santander
SÚPER AUTO

15.0%[1] market share

3rd largest banking player in auto market loans

Santander Notes: 1) CNBV Data as of August 2022.

6

6 Notes: 1) CNBV Data as of August 2022. 15 . 0% 1 market share 3 rd largest banking player in auto market loans Our 1 st program that offers cash back to customers using their LikeU credit card at numerous merchants 45 % of users are new generations ( 18 - 30 years old ) 90 % acceptance rate 100 % digital Continue Advancing in Our Strategic Priorities While Developing Innovative Products and Enhancing Customer Experience

Solid Loan Book Expansion Across Most Segments

Total Loans

+12.1%
+11.3 %
System YoY growth[1]
+2.4%
715,759
750,966
770,440
783,466
802,319
3Q21
4Q21
1Q22
2Q22
3Q22

Loan Portfolio Breakdown

Consumer 10%
Middle-Market 28%
Credit Cards 8%
Mortgages 26%
Corporates 9%
SMEs 7%
Gov&FinEnt 12%

	3Q22 $$	3Q22 Var YoY	3Q22 System YoY Growth[1]	3Q22 Contribution to: Loans	3Q22 Contribution to: NII Loans	3Q21 Contribution to: Loans	3Q21 Contribution to: NII Loans
High-margin segments:							
Middle-market	227,820	13.4%					
SMEs	52,509	(7.6%)	↑			52.2%	64.4%
Credit cards	60,571	20.1%	↑ 14.9%	52.6%	63.5%		
Consumer	80,787	23.1%	14.5%				
	421,687	**12.8%**					
Low-margin segments:							
Corporates	74,578	9.6%	↑				
Government & Financial Entities	98,350	14.8%	↓ 4.6%	47.4%	36.5%	47.8%	35.6%
Mortgages	207,704	10.3%	11.4%				
	380,632	**11.3%**					

Santander

7

7 Solid Loan Book Expansion Across Most Segments Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of August 2022. Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 52.2% 64.4% 47.8% 35.6% 3Q22 3Q21 $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments : Middle - market 227,820 13.4% 52.6% 63.5% SMEs 52,509 (7.6%) Credit cards 60,571 20.1% 14.9% Consumer 80,787 23.1% 14.5% 421,687 12.8% Low - margin segments : Corporates 74,578 9.6% 47.4% 36.5% Government & Financial Entities 98,350 14.8% 4.6% Mortgages 207,704 10.3% 11.4% 380,632 11.3% System YoY growth 1 +11.3 % Middle - Market 28% Corporates 9% Gov&FinEnt 12% SMEs 7% Mortgages 26% Credit Cards 8% Consumer 10% 2Q22 4Q21 3Q21 1Q22 3Q22 715,759 750,966 770,440 783,466 802,319 +2.4% +12.1%

Individual Loans

3Q21 304,340 → +14.7% → 349,062 3Q22

Mortgages

+10.3%
188,274
193,840
197,375
202,559
207,704
+2.5%
3Q21
4Q21
1Q22
2Q22
3Q22

Credit Cards

+20.1%
50,454
53,405
54,136
57,566
60,571
+5.2%
3Q21
4Q21
1Q22
2Q22
3Q22

Consumer[1]

+23.1%
65,612
68,357
72,537
76,418
80,787
+5.7%
Auto
Personal
Payroll
3Q21
4Q21
1Q22
2Q22
3Q22

Santander

8

8 Strong Momentum in Credit Cards and Consumer Loans, Driven Mainly by Auto and Payroll Loans Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of August 2022. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 349,062 304,340 3Q21 3Q22 +14.7%  Like U billing represents 11% of total  Usage +12% YoY in 3Q22  Maintaining conservative origination criteria  39.4% of customers paying balances in full, up from ~30% in 2020  Auto loans market share expanded +507 bps to 15.0% in August ‘22 vs a year ago, consolidating #3 position  Auto loan production, supported by commercial agreements with Mazda, Honda, Suzuki and Tesla  Payroll loans increased 17.7% YoY, while personal loans were up 1.8% YoY Mortgages 2Q22 3Q22 3Q21 1Q22 4Q21 188,274 193,840 207,704 197,375 202,559 +2.5% +10.3% 3Q21 4Q21 1Q22 2Q22 3Q22 54,136 50,454 53,405 57,566 60,571 +5.2% +20.1% 68,357 1Q22 4Q21 3Q21 2Q22 3Q22 65,612 80,787 72,537 76,418 +5.7% +23.1% Auto Personal Payroll  Organic growth of +13.1% YoY  One of the top mortgage originators in Mexico, with Hipoteca Plus and Hipoteca Free accounting for 58% and 45% of new mortgages  E2E digital process managing 97% of transactions Credit Cards Consumer 1

Digital Metrics Still Growing at Double-Digit Rate

Loyal Customers[1]

Loyal / Active
+10.2%
41%
43%
3,825
3,895
4,002
4,113
4,214
3Q21
4Q21
1Q22
2Q22
3Q22

Digital Customers[1]

+9.5%
5,308
5,544
5,668
5,762
5,813
3Q21
4Q21
1Q22
2Q22
3Q22

Digital Channels

Digital Transactions / Total Transactions[2]

42.2%
48.3%
4%
96%
2%
98%
Internet
Mobile
Sep'21
Sep'22

Products Sales by Channel[3]

47%
53%
39%
61%
Others
Digital
Sep'21
Sep'22

Mobile Customers[1]

+10.7%
5,011
5,252
5,383
5,485
5,547
3Q21
4Q21
1Q22
2Q22
3Q22

Santander

9

9 Digital Metrics Still Growing at Double - Digit Rate Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. 3) Sales by channel of individuals and SMEs. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 2Q22 3Q21 1Q22 4Q21 3Q22 3,825 3,895 4,002 4,113 4,214 +10.2% 4Q21 3Q21 1Q22 5,762 2Q22 3Q22 5,308 5,544 5,668 5,813 +9.5% 3Q22 3Q21 1Q22 2Q22 4Q21 5,011 5,252 5,485 5,383 5,547 +10.7% 2% 98% 4% 96% Sep’21 48.3% Sep’22 42.2% Internet Mobile Sep’22 47% 53% 61% Sep’21 39% Others Digital Digital Transactions / Total Transactions 2 Products Sales by Channel 3 41% 43% Loyal / Active

Commercial Loans

3Q21 325,771 → +8.9% → 354,907 3Q22

SMEs

-7.6%
56,853
55,787
55,790
54,175
52,509
-3.1%
3Q21
4Q21
1Q22
2Q22
3Q22

Middle-Market

+13.4%
200,885
200,834
220,051
223,512
227,820
+1.9%
3Q21
4Q21
1Q22
2Q22
3Q22

Corporates

Government & Fin. Ent.

+14.8%
85,648
94,296
98,458
98,008
98,350
+0.3%
3Q21
4Q21
1Q22
2Q22
3Q22

Santander

Source: Company filings under CNBV GAAP, in million pesos.

10

10 Solid Performance in Commercial Loans Despite Soft SME Loan Demand Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 354,907 325,771 3Q21 3Q22 +8.9% SMEs Middle - Market Corporates Government & Fin. Ent . 2Q22 3Q21 4Q21 1Q22 3Q22 55,787 56,853 55,790 54,175 52,509 - 3.1% - 7.6% 1Q22 2Q22 3Q21 4Q21 3Q22 220,051 200,885 200,834 223,512 227,820 +1.9% +13.4% 68,033 4Q21 3Q21 1Q22 3Q22 2Q22 84,447 72,093 71,228 74,578 +4.7% +9.6% 3Q22 1Q22 2Q22 3Q21 4Q21 98,350 85,648 94,296 98,458 98,008 +0.3% +14.8%

Total Deposits

-0.1%
766,336
783,118
787,057
791,610
765,555
-3.3%
Term
Demand
26%
74%
28%
72%
27%
73%
29%
71%
32%
68%
3Q21
4Q21
1Q22
2Q22
3Q22

Demand Deposits

-7.3%
563,372
522,456
+6.0%
-13.8%
3Q21
3Q22

Term Deposits[1]

+19.8%
202,964
243,099
+7.4%
+29.5%
3Q21
3Q22
Individuals
Corporate

Mix Demand Deposits

25.2%
74.8%
37.6%
62.4%
2016
3Q22

Mix Term Deposits[1]

21.9%
78.1%
39.5%
60.5%
2016
3Q22
Individuals
Corporate

Santander

11

- 13.8% 11 Growth in Term Deposits Boosted by Higher Interest Rate Environment, while Demand Deposits Reflect Our Profitability Focus Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Total Deposits  Strategy to attract more profitable deposits boosted individual demand deposits by 6.0% YoY  Corporate demand deposit contraction of 13.8% reflects increased focus on profitability  Contribution of individuals to total deposits was 38.2%, the highest mix versus previous third quarters 26% 74% 4Q21 3Q21 28% 72% 27% 73% Demand 1Q22 29% 71% 2Q22 32% 68% 3Q22 Term 765,555 766,336 783,118 787,057 791,610 - 3.3% - 0.1% 3Q21 522,456 3Q22 563,372 - 7.3% 3Q22 3Q21 202,964 243,099 +19.8% +6.0% Individuals Corporate +7.4% +29.5% Term Deposits 1 Demand Deposits Mix Term Deposits 1 Mix Demand Deposits 62.4% 25.2% 2016 74.8% 37.6% 3Q22 60.5% 78.1% 21.9% 39.5% 2016 3Q22 Individuals Corporate

Liquidity and Capital Position Remains Sound

Net Loans to Deposits[1]

Debt Maturity

20,553[3]
21,169
148
39,059
15,225
7,100
49,902
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

21.46%
21.56%
20.21%
19.28%
18.90%
14.86
14.84
14.89
13.84
13.46
Tier 2
AT1
CET1
3Q21
4Q21
1Q22
2Q22
3Q22[4]

Santander

12

12 Liquidity and Capital Position Remains Sound Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.34,475 million of short - term maturities. 4) 3Q22 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Sound balance sheet and liquidity position  Diversified funding sources and manageable maturity profile  LCR 2 of 181.11%, well above 100% Banxico regulatory requirement  CET1 ratio decreased 140 bps to 13.46%, reflecting dividend payment of Ps.9,040 million in June 2022 and Ps.8,838 million in July 2022 14.86 14.84 14.89 13.84 13.46 3Q21 21.46% 4Q21 2Q22 1Q22 3Q22 4 Tier 2 AT1 CET1 19.28% 21.56% 20.21% 18.90% 21,169 148 39,059 15,225 7,100 49,902 2027 2026 2022 2023 >2028 2025 2024 20,553 3 3Q22 90.27% 2Q22 3Q21 4Q21 1Q22 92.94% 94.99% 96.17% 102.28%

4.53 4.75 9M21 9M22 52,063 47,039 +10.7% 13 NII and NIM Continue to Benefit from Solid Loan Growth and Higher Interest Rates Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (3Q22). Year to date ratio = Annualized net interest income (9M22/3*4) as percentage of daily average interest earnings assets (9M22). N et Interest Income and NIM 1  NII increased 17.1% YoY, principally due to the combination of: ▪ Higher interest income from total loan portfolio: +33.9% ▪ Higher interest income from investment in securities: +45.4% ▪ Partially offset by higher interest expense from: • Repurchase agreements: +132.4% • Time deposits: +113.6% • Demand deposits: +26.7%  NIM increased 30 bps YoY to 4.94%  Average interest rate (TIIE28) up 384 bps YoY to 8.48% 2Q22 3Q22 4Q21 17,277 4.64 16,046 3Q21 4.46 4.59 15,684 4.70 1Q22 4.94 16,416 18,370 +6.3% +17.1%

14 Insurance and Credit Cards Continue to Drive Commissions and Fee Growth Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 29% Credit cards 27% Cash management* 23% Investment funds 9% Financial advisory services 8% Purchase - sale of securities and money market transactions 4% 3Q22 3Q21 2Q22 1Q22 4,760 4Q21 4,876 4,447 5,279 5,271 - 0.2% +18.5% 9M21 9M22 14,222 15,426 +8.5% Var YoY Var YoY 3Q21 2Q22 3Q22 $$ % 9M21 9M22 $$ % Insurance 1,304 1,641 1,545 241 18.5% 3,996 4,630 634 15.9% Credit cards 1,214 1,561 1,431 217 17.9% 3,996 4,219 223 5.6% Cash management* 1,214 1,237 1,358 144 11.9% 3,945 3,963 18 0.5% Investment funds 446 465 493 47 10.5% 1,288 1,404 116 9.0% Financial advisory services 251 333 393 142 56.6% 1,020 1,141 121 11.9% Purchase - sale of securities and money market transactions 234 202 215 (19) (8.1%) 628 592 (36) (5.7%) Bank correspondents (216) (160) (164) 52 (24.1%) (651) (523) 128 (19.7%) Net commissions and fees 4,447 5,279 5,271 824 18.5% 14,222 15,426 1,204 8.5%

15 Double Digit Growth in Gross Operating Income Despite Lower Market Related Gains Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 3Q21 22,331 4Q21 1Q22 2Q22 22,148 21,605 3Q22 23,619 24,697 +4.6% +14.3% Net Interest Income 74.4% Net Commissions and Fees 21.3% Market related revenue 4.3% 70,647 9M21 64,950 9M22 +8.8% Var YoY Var YoY 3Q21 2Q22 3Q22 Var $$ Var % 9M21 9M22 Var $$ Var % Net Interest Income 15,684 17,277 18,370 2,686 17.1% 47,039 52,063 5,024 10.7% Net Commissions and Fees 4,447 5,279 5,271 824 18.5% 14,222 15,426 1,204 8.5% Market related revenue 1,474 1,063 1,056 (418) (28.4%) 3,689 3,158 (531) (14.4%) Gross Operating Income* 21,605 23,619 24,697 3,092 14.3% 64,950 70,647 5,697 8.8%

Loan Loss Reserves (LLR)

-82.1%
4,385
4,289
3,874
2,856
4,480
3,695
785
-72.5%
-54.5%
16,528
11,210
3,695
7,515
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

Cost of Risk[1]

Release of LLR from certain large corporates
-121 bps
2.75 %
2.90 %
2.41 %
2.06 %
2.03%
1.54%
-52 bps
-121 bps
2.75%
2.03%
1.54%
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

NPL Ratio

Santander

Source: Company filings under CNBV GAAP, in million pesos.

16

16 Positive Performance From a Large Corporate and Healthy Asset Quality Across the Loan Book Led to Significantly Lower Cost of Risk Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 1Q22 2.90% 4Q21 3Q21 2Q22 1.54% 3Q22 2.75% 2.41% 2.06% 2.03% - 52 bps 3Q22 3,695 3Q21 2Q22 4Q21 1Q22 785 4,385 4,289 3,874 2,856 4,480 - 72.5% 9M22 7,515 9M21 16,528 3,695 11,210 9M21 2.03% 1.54% 9M22 2.75% 3Q21 2Q22 3Q22 Var QoQ (bps) Consumer 3.51% 2.84% 2.82% (2) Credit Card 4.18% 3.39% 3.47% 8 Other consumer 3.00% 2.42% 2.33% (9) Mortgages 4.85% 3.79% 3.62% (17) Commercial 2 1.75% 1.91% 1.01% (90) SMEs 4.05% 1.67% 1.54% (13) NPL ratio 2.85% 2.56% 2.01% (55) - 82.1% - 54.5% - 121 bps - 121 bps Release of LLR from certain large corporates

Administrative & Promotional Expenses Grew Below Inflation

Administrative & Promotional Expenses

-3.3%[1]
12,636
10,750
9,475
10,128
10,400
+2.7%
-1.9%
30,599
30,003
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

Efficiency[2]

-469 bps
56.00 %
50.97 %
47.28 %
46.65 %
46.28%
-37 bps
-167 bps
48.39%
46.72%
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

Expenses Breakdown & Performance

Santander

17

48.39% 9M21 9M22 46.72% - 167 bps 17 Administrative & Promotional Expenses Grew Below Inflation Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Since January 2022, contributions to IPAB were reclassified to other operating income. 2) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (3Q22*4). Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (9M22/3*4). Administrative & Promotional Expenses Efficiency 2 3Q21 2Q22 4Q21 1Q22 3Q22 10,750 12,636 9,475 10,128 10,400 +2.7% - 3.3% 1 Expenses Breakdown & Performance 50.97% 3Q21 4Q21 1Q22 2Q22 3Q22 46.28% 56.00% 47.28% 46.65% - 37 bps - 469 bps 9M22 9M21 30,599 30,003 - 1.9% Var YoY Var YoY 3Q21 2Q22 3Q22 $$ % 9M21 9M22 $$ % Personnel 4,275 4,512 4,922 647 15.1% 12,269 13,907 1,638 13.4% Administrative expenses 2,820 2,954 2,736 (84) (3.0%) 7,933 8,206 273 3.4% Technology services (IT) 1,504 1,372 1,407 (97) (6.4%) 4,022 4,040 18 0.4% Depreciation and amortization 1,201 1,290 1,335 134 11.2% 3,544 3,850 306 8.6% Administrative & prom expenses before IPAB 9,800 10,128 10,400 600 6.1% 27,768 30,003 2,235 8.0% IPAB 950 - - (950) (100.0%) 2,831 - (2,831) (100.0%) Administrative & prom expenses 10,750 10,128 10,400 (350) (3.3%) 30,599 30,003 (596) (1.9%)

Net Income

+69.1%
+57.4%
4,843
5,245
5,111
6,900
8,188
+18.7%
12,835
20,199
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

ROAE[1]

+818 bps
+599 bps
11.96 %
12.92 %
12.32 %
16.93 %
20.14%
+321 bps
10.57%
16.56%
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

Effective Tax Rate

+819 bps
+414 bps
19.27 %
7.48 %
24.82 %
22.84 %
27.46%
+462 bps
21.13%
25.27%
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

Profit Before Taxes

+88.1%
+66.1%
5,999
5,669
6,798
8,943
11,287
+26.2%
16,273
27,028
3Q21
4Q21
1Q22
2Q22
3Q22
9M21
9M22

Santander

18

16.56% 9M21 9M22 10.57% +599 bps 18 Profitability Up 69% YoY; ROAE Benefitted from Lower CoR from Positive Performance in Asset Quality Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q21,3Q22). Year to date ratio = Annualized cumulative net income as percentage of average equity (4Q21,3Q22). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 3Q21 1Q22 4,843 4Q21 2Q22 3Q22 5,245 6,900 5,111 8,188 +18.7% +69.1% 3Q21 4Q21 1Q22 3Q22 2Q22 12.92% 11.96% 12.32% 16.93% 20.14% +321 bps +818 bps 3Q21 4Q21 1Q22 2Q22 3Q22 19.27% 7.48% 24.82% 22.84% 27.46% +462 bps +819 bps 5,999 3Q21 1Q22 4Q21 3Q22 2Q22 11,287 5,669 6,798 8,943 +26.2% +88.1% 9M22 9M21 20,199 12,835 +57.4% 9M21 9M22 25.27% 21.13% +414 bps 16,273 9M22 9M21 27,028 +66.1%

Revising 2022 Guidance 19 Metrics 2022 Target 1 9M22 Revised 2022 Target Total Loans Δ 7% − 9% Δ 12.1% Δ 7% − 9% Total Deposits Δ 6% − 8% Δ - 0.1% Δ 0% − 2% Cost of Risk Below 2.4% 1.5% Below 2.0% Expenses 2 Δ 6% − 8% Δ 8.0% Δ 8% − 9% Tax Rate 23% − 24% 25.3% 25% − 26% Net Income North of 30% Δ 57.4% North of 40% 1) Revised on July 28, 2022. 2) Comparable basis - excluding the contributions to IPAB in both periods.

Questions and Answers

21 Annexes

22 (1) Figures from July to September 2022. (2) MXN million. Further Embedding ESG to Build a More Responsible Bank Environmental : supporting the green transition Social: building a more inclusive society >1.5mn financially empowered people 2019 - H1’22 Governance: doing business the right way 17% women in senior positions 100% Electricity from renewable sources 50% independent directors 36% women on the board ESG Panel Formed to structure our governance in terms of sustainable businesses Sustainable Finance 1 1 st Labeled Derivative 1 Social Bond 1 Sovereign Bonds Linked to the SDGs 2 Sustainable Linked Bonds $1.6 mn 2 for 6 best start ups Award Santander X: science, health and tech awards. "Sin Brecha " Award Executive Power of the State of Querétaro 1 independent woman board president Línea 3 Metrobus Financed the purchase of 50 electric buses for the public transport service in Mexico City

Macroeconomic

GDP Growth (%)

1.5
2.2
4.8
1.9*
0.8*
1.6
-8.2
2020
2021
2022E
2023E
2024E

Average Exchange Rate
(MXP/USD)

20.3
20.7
21.5
20.3
20.5*
21.2*
21.7
2020
2021
2022E
2023E
2024E

Annual Inflation Rate (%)

7.6
4.5
8.8*
7.4
5.2*
3.2
4.2
2020
2021
2022E
2023E
2024E

Central Bank Monetary Policy
(%, end of year)

9.00
9.00
10.25*
10.00*
9.00
4.25
5.50
2020
2021
2022E
2023E
2024E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

23

23 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 4.8 1.6 2022E 2020 2021 2023E 2024E - 8.2 1.9 * 0.8 * 21.5 20.3 21.7 2023E 2020 2021 2022E 2024E 20.5 * 21.2 * 3.2 7.4 4.2 2020 2021 2022E 2023E 2024E 8.8 * 5.2 * 4.25 5.50 9.00 2022E 2020 2021 2023E 2024E 10.25 * 10.00 * 9.00 2.2 20.3 20.7 7.6 4.5 1.5 9.00

24 Consolidated Statement of Comprehensive Income Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 3Q21 2Q22 3Q22 QoQ YoY 9M21 9M22 YoY Interest income 24,949 31,217 35,605 14.1 42.7 75,146 95,083 26.5 Interest expense (9,265) (13,940) (17,235) 23.6 86.0 (28,107) (43,020) 53.1 Net interest income 15,684 17,277 18,370 6.3 17.1 47,039 52,063 10.7 Provisions for loan losses (4,385) (2,856) (785) (72.5) (82.1) (16,528) (7,515) (54.5) Net interest income after provisions for loan losses 11,299 14,421 17,585 21.9 55.6 30,511 44,548 46.0 Commission and fee income 6,298 7,368 7,450 1.1 18.3 19,495 21,920 12.4 Commission and fee expense (1,851) (2,089) (2,179) 4.3 17.7 (5,273) (6,494) 23.2 Net gain (loss) on financial assets and liabilities 1,474 1,063 1,056 (0.7) (28.4) 3,689 3,158 (14.4) Other operating income (514) (1,909) (2,225) 16.6 — (1,720) (6,425) 273.5 Administrative and promotional expenses (10,750) (10,128) (10,400) 2.7 (3.3) (30,599) (30,003) (1.9) Operating income 5,956 8,726 11,287 29.3 89.5 16,103 26,704 65.8 Equity in results of associated companies 43 217 0 (100.0) (100.0) 170 324 90.6 Operating income before income taxes 5,999 8,943 11,287 26.2 88.1 16,273 27,028 66.1 Current income taxes (1,204) (2,299) (4,065) 76.8 237.6 (2,728) (7,210) 164.3 Deferred income taxes (net) 48 256 966 277.3 1,912.5 (710) 381 (153.7) Income from continuing operations 4,843 6,900 8,188 18.7 69.1 12,835 20,199 57.4 Discontinued operations 0 0 0 — — 0 0 — Consolidated net income 4,843 6,900 8,188 18.7 69.1 12,835 20,199 57.4 Other comprehensive income — (3,666) (327) (91.1) — — (7,120) — Valuation of financial instruments to collect or sell — (3,149) 112 (103.6) — — (6,065) — Valuation of derivatives financial instruments for cash flow hedges — (401) (425) 6.0 — — (911) — Income and expenses related to assets held for disposal — 0 0 — — — 0 — Remeasurement of defined benefit obligation — (116) (14) (87.9) — — (144) — Cumulative translation effect — 0 0 — — — 0 — Result from holding non - monetary assets — 0 0 — — — 0 — Participation in ORI of other entities — 0 0 — — — 0 — Integral result — 3,234 7,861 143.1 — — 13,079 — Net result attributable to: — 6,900 8,188 18.7 — — 20,199 — Controlling interest — 6,900 8,188 18.7 — — 20,199 — Non - controlling interest — 0 0 — — — 0 — Comprehensive income attributable to: — 3,234 18,528 472.9 — — 23,746 — controlling interest — 3,234 18,528 472.9 — — 23,746 — Non - controlling interest — 0 0 — — — 0 — Basic earnings per common share — 1.02 1.21 18.6 — — 2.98 — Non - controlling interest — 0 0 — — — 0 — Net income 4,843 0 0 — — 12,835 0 —

25 Consolidated Statement of Financial Position Source: Company filings under CNBV GAAP, in million pesos. % Variation Sep - 21 Jun - 22 Sep - 22 QoQ YoY Funds available 96,797 — — — — Cash and cash equivalents — 79,146 77,121 (2.6) — Margin accounts 3,938 4,413 5,039 14.2 28.0 Investment in securities 511,341 — — — — Investments in financial instruments — 481,124 432,737 (10.1) — Debtors under sale and repurchase agreements 16,493 80,451 224,118 — 1,258.9 Derivatives 198,255 226,069 268,556 18.8 35.5 Valuation adjustment for hedged financial assets 89 (29) (44) 51.7 (149.4) Total loan portafolio 715,759 783,466 802,319 2.4 12.1 (+/ - ) Deferred items — 2,060 2,180 5.8 — Allowance for loan losses (23,955) (24,264) (21,498) (11.4) (10.3) Loan portafolio (net) 691,804 761,262 783,001 2.9 13.2 Accrued income receivable from securitization transactions 0 0 0 — — Other receivables (net) 105,849 87,415 87,282 (0.2) (17.5) Foreclosed assets (net) 118 438 436 (0.5) — Long - life assets held for sale or for distribution to owners 0 0 1,586 — — Property, furniture and fixtures (net) 11,633 12,462 12,174 (2.3) 4.7 Long - term investment in shares 2,225 1,652 90 (94.6) (96.0) Deferred taxes and deferred profit sharing (net) 19,423 — — — — Deferred charges, advance payments and intangibles 11,128 — — — — Other 45 — — — — Advance payments and other assets (net) — 4,553 4,442 (2.4) — Rights of use assets for property, furniture and equipment (net) — 5,811 5,509 (5.2) — Deferred income tax assets (net) — 19,499 21,008 7.7 — Intangible assets (net) — 7,274 7,500 3.1 — Goodwill — 1,735 1,735 0.0 — Total assets 1,669,138 1,773,275 1,932,290 9.0 15.8 Deposits 843,310 880,816 860,514 (2.3) 2.0 Interbank loans and other organizations 33,841 35,478 26,446 (25.5) (21.9) Creditors under sale and repurchase agreements 189,565 190,364 225,744 18.6 19.1 Collateral sold or pledged as guarantee 20,841 79,047 199,271 — — Derivative financial instruments 196,960 219,701 259,723 18.2 31.9 Valuation adjustment of financial liabilities hedging 0 (36) (33) (8.3) — Lease liabilities — 6,477 6,212 (4.1) — Other payables 167,486 151,047 144,514 (4.3) (13.7) Subordinated credit notes 51,379 40,643 40,240 (1.0) (21.7) Employee benefits — 9,202 10,110 9.9 — Deferred revenues and other advances 736 361 265 (26.6) (64.0) Total liabilities 1,504,118 1,613,100 1,773,006 9.9 17.9 Total stockholders ' equity 165,020 160,175 159,284 (0.6) (3.5)

Thank you . Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be: